INDEPENDENT | BANK

160 YEARS

2023 ANNUAL REPORT





your Journey. *our* Commitment.

Fellow Shareholder:

It is my honor and pleasure to provide you with an update on Independent Bank Corporation (IBC or the Company) as we enter our 160th year. I am pleased to report on our very strong results as we advance our mission of working together to make a positive difference in the lives of our customers, associates, shareholders, partners, and the communities we serve. Throughout the years, our vision has been to guide, serve and empower people to improve their lives & the world we live in. This remains our primary focus today.

2023 FINANCIAL RESULTS

For the year ended December 31, 2023, we reported net income of $59.1 million or $2.79 per diluted share, compared to net income of $63.4 million, or $2.97 per diluted share in 2022. This represents a decline in net income and diluted earnings per share of 6.8%, and 6.1%, respectively. Our decline in earnings was primarily driven by a decrease in non-interest income (including an unfavorable change in the fair value due to price of capitalized mortgage loan servicing rights of $14.6 million, or $0.54 per diluted share) that was partially offset by an increase in net interest income and a decrease in non-interest expense.

For the full year 2023, our return on average assets and return on average equity were 1.2% and 16.0%, respectively as compared to the prior year of 1.3% and 18.4%, respectively.

As reflected in our balance sheet, our fundamentals continue to be strong. Loans, excluding loans held for sale, totaled $3.8 billion at December 31, 2023, an increase of 9.4% from $3.5 billion at December 31, 2022. For the year, our commercial loan portfolio increased by $212.9 million, or 14.5%, our mortgage loan portfolio increased by $117.5 million, or 8.6% and our consumer loan portfolio decreased by $4.8 million, or 0.8%. On the funding side, deposits totaled $4.6 billion at December 31, 2023, compared to $4.4 billion at December 31, 2022. Total deposits excluding brokered deposits were $4.3 billion, up $171.0 million over the prior year end. Our capital levels also continue to be strong, which supports our growth initiatives and provides us with flexibility to address changes in market and business conditions.

NOTABLE HIGHLIGHTS

In addition to our strong financial results, we had many other significant highlights for the year, a few of which are highlighted below.

We were recognized by Junior Achievement of the Michigan Great Lakes during the JA West Michigan Business Hall of Fame event with their JA Spirit of Achievement Award. This award was developed to recognize organizations that understand the importance of preparing and inspiring local youth to be successful in a global economy and who take that commitment seriously enough to incorporate it into their company values.

On October 9, 2023, our employees participated in the Company's 8th annual "Be the Difference Day," in which they were able to volunteer at over 80 different projects across Michigan and parts of Ohio.

Independent Bank was named a Class of 2023 Piper Sandler Sm-All Star. The Bank was one of 31 banks and thrifts that comprised the Piper Sandler Sm-All Stars Class of 2023. The list issued in September 2023 identified top performing small-cap banks and thrifts throughout the United States based on a variety of categories. Piper Sandler evaluated approximately 350 publicly-traded banks and thrifts across the United States. To earn Sm-All Star status, companies were required to have a market cap below $2.5 billion as of September 15, 2023, and out-perform in four metrics—growth, profitability, credit quality, and capital strength.

In June of 2023, we were recognized as a BEST-IN-STATE BANK by Forbes Magazine. Forbes partnered

with market research firm, Statista, to survey more than 31,000 citizens throughout the United States. They were surveyed for their opinions on their current and previous banking relationships.

Our employees voted Independent Bank as being A Great Place to Work. Independent Bank is proud to have received the Great Place to Work® certification for 2023. With just over 900 employees, 92% said that Independent Bank is a great place to work. This compares to 57% of employees at a typical U.S.-based company. Employees stated that they were most happy with the people, community, culture, and opportunities available at Independent Bank.

2024 AND BEYOND - A LOOK FORWARD

We will continue to drive total shareholder return through long-term growth in earnings per share; long-term growth in tangible book value per share; and a consistent and growing dividend. Bank profitability as measured by return on assets and return on capital will be targeted at 1.20% or better and 13.0% or better respectively. The key drivers of this profitability will be mid-single digit growth in loans, with an emphasis on commercial relationships, mid-single digit growth in deposits, and an improving efficiency ratio driving us toward the mid-50s (Efficiency Ratio) over time.

While not all inclusive, the key strategies behind these growth and efficiency goals include: proactive talent recruitment and growth in our commercial banking team; expansion of commercial banking specialty lending; continued development of our digital platforms, enabling seamless customer interactions; geographic expansion, primarily organically; data-driven marketing; branch modernization, optimization and expansion; maximizing our core provider applications and expanding our use of API integrations; furthering our use of AI and automation throughout the Company.

WHY INVEST IN IBCP

I continue to believe there exists at least 10 reasons to continue to invest in IBCP. 1) Proven record; 2) Consistent and strong earnings; 3) Consistent dividend; 4) Attractive markets; 5) Opportunity to grow earnings; 6) Attractive core deposit base; 7) Diversified revenue stream; 8) Excellent asset quality; 9) Strong enterprise risk function; and 10) Good stewards of our capital.

CLOSING



In closing, I encourage you to attend the 2024 Annual Meeting of Shareholders of Independent Bank Corporation at 3:00 p.m. Eastern Time, on Tuesday, April 23, 2024. We will be conducting our Annual Meeting of Shareholders by means of remote communication online. To attend the meeting, please visit www.virtualshareholdermeeting.com/IBCP2024. From this site you will be able to vote electronically and submit questions during the meeting.

I would like to thank you, our shareholders, for investing in IBCP, and I would like to acknowledge the commitment and ongoing effort of your Board of Directors, our Bank officers, and all of our Bank associates. Their dedication and service are exemplary, and each is truly making a positive difference in the lives of our customers, our shareholders, and the communities we serve.

Sincerely,

William B. Kessel

William B. (Brad) Kessel
President and CEO



160

years in the community



1864
First National Bank of Ionia was founded as one of the National Bank Act's first charters. It had $50,000 in deposits.

1973
Independent Bank Corporation formed, but stayed inactive until it acquired First Security Bank on June 1, 1974.

1985
Independent Bank joined the NASDAQ stock index.

1993
Independent Bank entered the market in the Thumb region of Michigan.

1999
Independent Bank entered the Bay City and Saginaw markets.

2004
Independent Bank entered the Metro Detroit market.

2007
Independent Bank completed its merger of our four affiliated Michigan banks.

2018
Independent Bank acquired Traverse City State Bank (TCSB).

2020
Be Independent brand refresh.

2021
Digital enhancements and modernization of banking systems.

2024
Independent Bank turns 160 years old!

FINANCIAL **HIGHLIGHTS**

TOTAL ASSETS
— 5 YEAR CAGR —
9.4%



TOTAL LOANS
— 5 YEAR CAGR —
8.0%



DEPOSITS*
— 5 YEAR CAGR —
10.4%



*Excludes brokered time deposits.

EPS
— 5 YEAR CAGR —
10.7%



TBVPS
— 5 YEAR CAGR —
6.8%



DIVIDENDS
— 5 YEAR CAGR —
8.9%







FINANCIAL **DATA**

	2023	2022	Change	Change %
		DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS		
FOR THE YEAR				
Interest income	$ 239,677	$ 169,008	$ 70,669	41.81 %
Interest expense	83,348	19,447	63,901	328.59
Net interest income	156,329	149,561	6,768	4.53
Provision for loan losses	6,210	5,341	869	16.27
Net gains (losses) on securities	(222)	(275)	53	19.27
Other non-interest income	50,898	62,184	(11,286)	(18.15)
Non-interest expense	127,119	128,341	(1,222)	(0.95)
Income before income tax	73,676	77,788	(4,112)	(5.29)
Income tax expense	14,609	14,437	172	1.19
Net income	$ 59,067	$ 63,351	$ (4,284)	(6.76) %
PER COMMON SHARE DATA				
Net income per common share				
Basic	$ 2.82	$ 3.00	$ (0.18)	(6.00) %
Diluted	2.79	2.97	(0.18)	(6.06)
Cash dividends declared and paid	0.92	0.88	0.04	4.55
AT YEAR END				
Assets	$ 5,263,726	$ 4,999,787	$ 263,939	5.28 %
Loans	3,790,901	3,465,352	325,549	9.39
Deposits	4,622,879	4,379,069	243,810	5.57
Interest-earning assets	4,954,696	4,688,246	266,450	5.68
Shareholders' equity	404,449	347,596	56,853	16.36
Book value per common share	19.41	16.50	2.91	17.64
Tangible book value per common share	17.96	15.04	2.92	19.41
RATIOS				
Net income to				
Average common equity	16.04 %	18.41 %	(2.37) %	(12.87) %
Average assets	1.15	1.31	(0.16)	(12.21)
As a percent of average interest-earning assets				
Interest income	4.99 %	3.75 %	1.24 %	33.07 %
Interest expense	1.73	0.43	1.30	302.33
Net interest income	3.26	3.32	(0.06)	(1.81)

OUR **WINGSPAN**

OVER
200,000 customers

$5.3 billion in assets

OVER
$787,000 donated

OVER
40,000 ATMs
INCLUDING MONEYPASS ATMS

OVER
60 locations

OVER
800 employees









COMMUNITY
RECOGNITIONS

JUNE 2023

VOTED 1 OF THE
BEST BANKS IN
BY FORBES

Awarded the
Spirit of Achievement Award From
Junior Achievement

Named a Class of 2023 Piper Sandler
Sm-All Star

Received Great Place to Work®
Certification for 2023

Independent Bank Mortgage Loan Officers Recognized by
Grand Rapids Magazine's 2023 Real Estate All-Stars as Top
Mortgage Professionals

Independent Bank Mortgage Loan Officers Recognized by
Hour Detroit Magazine's 2023 Real Estate All Stars as Top
Mortgage Professionals

COMMUNITY **INVOLVEMENT**

OVER

$787,000

DONATED IN 2023

$140,000
DONATED FOR BE
THE DIFFERENCE DAY

$65,000
DONATED TOWARDS
FINANCIAL LITERACY

$30,000
THE RIGHT PLACE

$25,000
MICHIGAN
WOMEN FORWARD

$25,000
LEGACY CENTER &
LEAD FOUNDATION

$10,000
HABITAT FOR
HUMANITY

$7,500
SAGINAW FUTURE INC.
FUNDRAISING CAMPAIGN

$5,000
HOMESTRETCH
HOUSING NONPROFIT

*For more philanthropic highlights, visit **Independent**Bank.com/Philanthropy*



PAY TO THE ORDER OF Kent County Parks Dept.

$ 2,000.00

Two thousand 00/100

DATE 10/9/23

1000

DOLLARS

MEMO Be the Difference Day

Independent Bank

IT STARTS WITH A **GREAT TEAM**

Our employees are truly our most important asset, and we are grateful for their commitment and contributions. Supporting this great team and fostering an environment where our employees can be their authentic selves, thrive, learn, and grow is a top priority. We make this our focus by actively listening to our employees, along with developing and implementing employee-centric programs and practices that promote and maintain a healthy culture.

Be Proud. | Be You. | Be Independent.



Certified Great Place to Work in 2023

50/50 Women on Boards "3+" Company, with Three or More Women Directors on our Board

EQUAL EMPLOYMENT OPPORTUNITY



OVER
800
ASSOCIATES



"I AM SURROUNDED BY **CREATIVE, THOUGHTFUL, GENEROUS PEOPLE** WHO ARE ON A MISSION TO EMPOWER OTHERS TO BE INDEPENDENT, & THAT IS SO ENERGIZING!"

— *Janet Hulett,* VP RETAIL TRAINING MANAGER

Be the DIFFERENCE Day

Our 8th Annual Day of Giving

OVER

$140,000

DONATED IN 2023

OVER

$845,000

DONATED OVER THE PAST 8 YEARS

OVER

800

EMPLOYEES VOLUNTEERED

OVER

80

ORGANIZATIONS SERVED





WHAT THEY'RE **SAYING**



ON≡ Wallet

BUSINESS & PERSONAL BANKING APP

4.5*

Star Rated

★ ★ ★ ★ ⯪

OVER
80,000
ACTIVE USERS

OVER
4,000
BUSINESSES

⬆**33%**

INCREASE IN NET PROMOTOR
SCORE (NPS) - SINCE 2021



43
2021

54
2022

57
2023

Rated 4.5 on the App Store and 4.4 on Google Play Store as of February 19, 2024

MOSS

At Moss, we help our customers use technology to improve their businesses and improve their lives. Focusing primarily on business, education, and healthcare, we have found that technology means something very different for each of our customers. Partnering with our customers to provide the best technological solutions for their need is our ultimate goal.

Our partnership with Independent Bank began over five years ago when we were first working to acquire and purchase our business. We worked with the team at Independent to put together a deal and complete that purchase. Independent Bank was instrumental in helping our team design, engineer, implement, and execute a strategy that made this possible.

At Moss, we truly feel that Independent Bank is our partner. They are a trusted ally, and they are engaged in the day-to-day workings of our business. Our bankers are part of our inner circle, and they help us build more stable plans and help us execute on those plans, thus producing better results.

During the pandemic, when the market was experiencing supply chain disruption, many small businesses, including ours, felt the pressure. We found ourselves in need of a working capital line of credit. Independent Bank helped us obtain a line of credit that helped us maneuver this stressful time without missing a beat. Having built a relationship with Independent Bank, we knew that we could trust them to partner with us through these circumstances.

> "SINCE WE STARTED WORKING WITH INDEPENDENT, OUR COMPANY HAS GROWN IN EVERY KEY METRIC."
>
> — *Mark Kimball,* PRESIDENT & CEO

Community banks do business in a more personal manner. Knowing the people whom we are doing business with is important to us. Having these relationships builds a foundation of trust, so that when challenges come along, the ups and downs of small business, we can tackle them together.

Since the time we started doing business with Independent Bank, our company has grown in every key metric. Being a trusted ally, a valued partner, and also involved in our annual strategic planning process has helped our business continue to thrive and grow year after year.

With Independent, the banking is personal. They can see the blood, sweat, and tears that we have put into this enterprise, and they know our story inside and out. They are genuinely cheering for our success—it's personal.



22



CONCORD
TOOL AND MANUFACTURING

"WE'VE BEEN VERY PLEASED WITH THE FLEXIBILITY AND EASE OF BANKING AT INDEPENDENT."

— ***Mark Dichtel,*** CEO

Founded in 1966, Concord Tool & Manufacturing has made it our business to provide our customers with the very best in systems and equipment. As a Tier 1 and Tier 2 automotive supplier, we specialize in metal stamping and welded assemblies for passenger and light truck vehicles. We also have full-service capabilities to build tools and dies.

Before moving to Independent, we were banking with a large, national financial institution. As a small- to medium-sized company, we felt that the decision-making process of the large bank did not appear to take our historical performance, real-time results, and projections into consideration. Switching to a local bank that had an actual interest in getting to know us and our operations, while taking the time to build relationships, made such a big difference to our business. As a local, family-owned business, we believe these relationships are very important.

We have found that banking with Independent is just easier. The team at Independent helped us get everything set up and streamlined, and we have been very pleased with the level of flexibility and ease of banking that they have to offer. Everything from our day-to-day banking to the online Treasury Management system has been simple and user-friendly.

Right now, our company is in the middle of another growth spurt, and recently we needed to secure a large amount of funding to purchase some new equipment. Having our banker with us to walk through the approval process, made everything so much easier for our business. I know that I can give my local banker a call, and he will get back to me right away. We know that Independent will do everything they can to help us achieve our goals.

Independent complements Concord. The customer service at Independent Bank, from our loan officer to upper management, is first-class. We appreciate the community bank feel, with more personal relationships and local decision making. Independent knows our industry, knows our goals, and knows us. We know that we can count on Independent.



65-15
65-20
DO NOT WALK OFF YOUR MACHINE



Independent Bank is proud to partner with many wonderful businesses in our local communities. Our team becomes invested in these businesses, wanting them to grow and succeed just like they do. Our business customers are not just numbers and accounts, they are our partners, our community members, and our friends.

MEET INDEPENDENT BANK COMMERCIAL CUSTOMER: ME YACHT RESTORATION

ME Yacht Restoration (MEYR), based in Holland, was founded by Mike Evenhouse. What started for Mike as a hobby of fixing boats, has since turned into a thriving enterprise. His great love of boats and being on the water parallels that of providing an unwavering commitment, top-notch quality, and unparalleled service for his customers.

When it came time to find a financial institution, Mike knew that working with a partner he could trust and who would treat his business as if it were their own was important. Partnering with Independent Bank provided MEYR with a personal and relationship-based banking experience. Being able to pick up the phone and speak with his local banker as if he were speaking with a friend instead of a faceless corporation makes the banking experience that much stronger.

As MEYR continued to grow and expand, Independent Bank was able to provide a more simplified lending experience that allowed them to pay down their debts faster, while also offering extra security and stability for their business. When they encountered challenges, they knew that Independent would be there to help find solutions to fit their unique circumstances.

MEYR thrives on trust, integrity, and doing things right the first time. Each member of their team is like family, working passionately to deliver exceptional experiences to their customers. Finding a financial partner who prioritized personalized attention and understood their local values was crucial. Independent Bank's unwavering commitment to taking care of their own people resonated deeply with them. They could see that with Independent, customers are not just customers, they are part of the Independent family.

Independent Bank is honored to be part of ME Yacht Restoration's journey. From their humble beginnings as a boating restoration hobby to the thriving company that they are today, Independent is proud to partner with such a remarkable team and join them on this incredible ride.





"WHEN WE MOVED TO INDEPENDENT BANK, WE CAME BACK TO A PERSONAL **BANKING EXPERIENCE.**

— *Mike Evenhouse,* FOUNDER & OWNER

INDEPENDENT BANK CORPORATION

EXECUTIVE LEADERSHIP



William B. Kessel
President & CEO



Larry R. Daniel
EVP, Operations
& Retail Banking



Gavin A. Mohr
EVP, Chief Financial Officer



Patrick J. Ervin
EVP, Mortgage Banking



Stefanie M. Kimball
EVP, Chief Risk Officer



Joel F. Rahn
EVP, Commercial Banking

SENIOR OFFICERS

Cheryl A. Bartholic
David R. Boeve
Angela M. Champagne
Tami E. Coates
Helene S. Dimitroff
Garrett A. Easter
Matthew C. Greene
Jeremy O. Hawke

Melissa A. Hewlett
Kyle A. Johns
Susan M. Johnson
Keith J. Lightbody
Jaime L. Macumber
Kimberly K. Martin
Joshua C. Meyers
Christopher S. Michaels

Dean M. Morse
Daniel G. Plumert
Vern S. Rowley
David R. Rozewski
Edward W. Ryan
Anna M. Sperling
Michael J. Stodolak
James J. Twarozynski

Be Independent

BOARD OF **DIRECTORS**[1]



Michael M. Magee, Jr.
Chairperson



William J. Boer
Lead Director



Dennis W. Archer, Jr.
Director



Terance L. Beia
Director



Joan A. Budden
Director



Michael J. Cok
Director



Stephen L. Gulis, Jr.
Director



Christina L. Keller
Director



William B. Kessel
Director



Ronia F. Kruse
Director



Matthew J. Missad
Director

[1]Individuals listed also serve on the Board of Directors for Independent Bank.

STOCK: Independent Bank Corporation's common stock trades on the NASDAQ Global Select Market System under the symbol IBCP.

TRANSFER AGENT AND REGISTRAR: Broadridge Corporate Issuer Solutions, LLC, P.O. Box 1342, Brentwood, New York 11717, shareholder.broadridge.com, (telephone 866.741.7930), serves as transfer agent and registrar of our common stock. Inquiries related to shareholder records and change of name, address or ownership of stock should be directed to our transfer agent and registrar.

INVESTOR RELATIONS ON THE INTERNET: Go to our website at IndependentBank.com to find the latest investor relations information about Independent Bank Corporation, including stock quotes, news releases and financial data.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASES OR SALES: Our Dividend Reinvestment & Direct Stock Purchase and Sale Plan is sponsored and administered by Broadridge Corporate Issuer Solutions, LLC, the transfer agent for Independent Bank Corporation. The plan materials are available at shareholder.broadridge.com.

FORM 10-K: Shareholders may obtain, without charge, a copy of Form 10-K, the 2023 Annual Report to the Securities and Exchange Commission, through our website at IndependentBank.com or by writing to the Chief Financial Officer, Independent Bank Corporation, 4200 East Beltline, Grand Rapids, Michigan 49525 or by email at info@ibcp.com.



PERFORMANCE GRAPH

The graph below compares the total returns (assuming reinvestment of dividends) of Independent Bank Corporation common stock, the NASDAQ Composite Index and the NASDAQ Bank Stock Index. The graph assumes $100 invested in Independent Bank Corporation common stock (returns based on stock prices per the NASDAQ) and each of the indices on December 31, 2018, and the reinvestment of all dividends during the periods presented. The performance shown on the graph is not necessarily indicative of future performance.

Independent Bank Corporation


Independent Bank Corporation
NASDAQ Composite
NASDAQ Bank
$250
$200
$150
$100
$50
Index Value
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23

Index	Period Ending 12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Independent Bank Corporation	$100.00	$111.40	$ 95.49	$128.15	$133.58	$152.25
NASDAQ Composite	100.00	136.69	198.10	242.03	163.28	236.17
NASDAQ Bank	100.00	137.18	119.62	164.26	135.89	149.56

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
	(Dollars in thousands, except per share amounts)				
SUMMARY OF OPERATIONS					
Interest income	$ 239,677	$ 169,008	$ 138,080	$ 139,829	$ 148,928
Interest expense	83,348	19,447	8,315	16,217	26,347
Net interest income	156,329	149,561	129,765	123,612	122,581
Provision for credit losses[1]	6,210	5,341	(1,928)	12,463	824
Net gains (losses) on securities available for sale	(222)	(275)	1,411	267	307
Other non-interest income	50,898	62,184	75,232	80,478	47,429
Non-interest expense	127,119	128,341	131,023	122,413	111,733
Income before income tax	73,676	77,788	77,313	69,481	57,760
Income tax expense	14,609	14,437	14,418	13,329	11,325
Net income	$ 59,067	$ 63,351	$ 62,895	$ 56,152	$ 46,435
PER COMMON SHARE DATA					
Net income per common share					
Basic	$ 2.82	$ 3.00	$ 2.91	$ 2.56	$ 2.03
Diluted	2.79	2.97	2.88	2.53	2.00
Cash dividends declared and paid	0.92	0.88	0.84	0.80	0.72
Book value	19.41	16.50	18.82	17.82	15.58
SELECTED BALANCES					
Assets	$5,263,726	$4,999,787	$4,704,740	$4,204,013	$3,564,694
Loans	3,790,901	3,465,352	2,905,045	2,733,678	2,725,023
Allowance for credit losses[1]	54,658	52,435	47,252	35,429	26,148
Deposits	4,622,879	4,379,069	4,117,090	3,637,355	3,036,727
Shareholders' equity	404,449	347,596	398,484	389,522	350,169
Other borrowings	50,026	86,006	30,009	30,012	88,646
Subordinated debt	39,510	39,433	39,357	39,281	—
Subordinated debentures	39,728	39,660	39,592	39,524	39,456
SELECTED RATIOS					
Net interest income to average interest earning assets	3.26%	3.32%	3.10%	3.34%	3.80%
Net income to					
Average shareholders' equity	16.04	18.41	16.13	15.68	13.63
Average assets	1.15	1.31	1.41	1.43	1.35
Average shareholders' equity to average assets	7.20	7.13	8.73	9.10	9.90
Tier 1 capital to average assets	9.03	8.86	8.79	9.15	10.11
Non-performing loans to Portfolio Loans	0.14	0.11	0.18	0.29	0.35

———————

(1) Beginning January 1, 2021, calculation is based on CECL methodology. Prior to January 1, 2021, calculation was based on the probable incurred loss methodology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Disclaimer Regarding Forward-Looking Statements. Statements in this report that are not statements of historical fact, including statements that include terms such as "will," "may," "should," "believe," "expect," "forecast," "anticipate," "estimate," "project," "intend," "likely," "optimistic" and "plan" and statements about future or projected financial and operating results, plans, projections, objectives, expectations, and intentions, are forward-looking statements. Forward-looking statements include, but are not limited to, descriptions of plans and objectives for future operations, products or services; projections of our future revenue, earnings or other measures of economic performance; forecasts of credit losses and other asset quality trends; statements about our business and growth strategies; and expectations about economic and market conditions and trends. These forward-looking statements express our current expectations, forecasts of future events, or long-term goals. They are based on assumptions, estimates, and forecasts that, although believed to be reasonable, may turn out to be incorrect. Actual results could differ materially from those discussed in the forward-looking statements for a variety of reasons, including:

- economic, market, operational, liquidity, credit, and interest rate risks associated with our business;

- economic conditions generally and in the financial services industry, particularly economic conditions within Michigan and the regional and local real estate markets in which our bank operates;

- the failure of assumptions underlying the establishment of, and provisions made to, our allowance for credit losses;

- increased competition in the financial services industry, either nationally or regionally;

- our ability to achieve loan and deposit growth;

- volatility and direction of market interest rates;

- the continued services of our management team; and

- implementation of new legislation, which may have significant effects on us and the financial services industry.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this report, but the list is not intended to be all-inclusive. The risk factors disclosed in Part I – Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023, as updated by any new or modified risk factors disclosed in Part II – Item 1A of any subsequently filed Quarterly Report on Form 10-Q, include the primary risks our management believes could materially affect the results described by forward-looking statements in this report. However, those risks are not the only risks we face. Our results of operations, cash flows, financial position, and prospects could also be materially and adversely affected by additional factors that are not presently known to us, that we currently consider to be immaterial, or that develop after the date of this report. We cannot assure you that our future results will meet expectations. While we believe the forward-looking statements in this report are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Introduction. The following section presents additional information to assess the financial condition and results of operations of Independent Bank Corporation ("IBCP"), its wholly-owned bank, Independent Bank (the "Bank"), and their subsidiaries. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this annual report. We also encourage you to read our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC"). That report includes a list of risk factors that you should consider in connection with any decision to buy or sell our securities.

Overview. We provide banking services to customers located primarily in Michigan's Lower Peninsula and also have one mortgage loan production facility in Ohio (Fairlawn). As a result, our success depends to a great extent upon the economic conditions in Michigan's Lower Peninsula.

Significant Developments. As explained in more detail under Item 1A – "Risk Factors" – the closures of several banks in 2023 have impacted the financial services industry. These events have caused banks to reexamine their funding sources and liquidity risks and in some cases have caused deposit holders to reevaluate their banking relationships. As addressed below, we believe these events have caused little to no impact on our deposit base, aside from the mix and pricing of deposits, and that our liquidity and funding and capital resources remain strong. In the wake of these events, initiatives taken with our customer base included discussing how these events unfolded, reinforcing our current capital and liquidity positions and education to maximize FDIC insurance coverage. (See "Deposits and borrowings" and "Liquidity and capital resources").

Pressures from various global and national macroeconomic conditions, including heightened inflation, uncertainty regarding future interest rates, foreign currency exchange rate fluctuations, recent adverse weather conditions, escalating tensions in the Middle East, the continuation of the Russia-Ukraine war, and potential governmental responses to these events, continue to create significant economic uncertainty.

The extent to which these pressures may impact our business, results of operations, asset valuations, financial condition, and customers will depend on future developments, which continue to be highly uncertain and difficult to predict. Material adverse impacts may include all or a combination of valuation impairments on our intangible assets, securities available for sale ("AFS"), securities held to maturity ("HTM"), loans, capitalized mortgage loan servicing rights or deferred tax assets.

It is against this backdrop that we discuss our results of operations and financial condition in 2023 as compared to earlier periods.

RESULTS OF OPERATIONS

Summary. We recorded net income of $59.1 million, or $2.79 per diluted share, in 2023, net income of $63.4 million, or $2.97 per diluted share, in 2022, and net income of $62.9 million, or $2.88 per diluted share, in 2021.

KEY PERFORMANCE RATIOS

	Year Ended December 31,		
	2023	2022	2021
Net income to			
Average shareholders' equity	16.04%	18.41%	16.13%
Average assets	1.15	1.31	1.41
Net income per common share			
Basic	$ 2.82	$ 3.00	$ 2.91
Diluted	2.79	2.97	2.88

Net interest income. Net interest income is the most important source of our earnings and thus is critical in evaluating our results of operations. Changes in our net interest income are primarily influenced by our level of interest-earning assets and the income or yield that we earn on those assets and the manner and cost of funding our interest-earning assets. Certain macro-economic factors can also influence our net interest income such as the level and direction of interest rates, the difference between short-term and long-term interest rates (the steepness of the yield curve) and the general strength of the economies in which we are doing business. Finally, risk management plays an important role in our level of net interest income. The ineffective management of credit risk and interest-rate risk in particular can adversely impact our net interest income.

Net interest income totaled $156.3 million during 2023, compared to $149.6 million and $129.8 million during 2022 and 2021, respectively. The increase in net interest income in 2023 compared to 2022 primarily reflects a $262.0 million increase in average interest-earning assets that was partially offset by a six basis point decrease in our tax equivalent net interest income as a percent of average interest-earning assets (the "net interest margin").

The increase in net interest income in 2022 compared to 2021 primarily reflects a $307.5 million increase in average interest-earning assets and a 22 basis point increase in our net interest margin.

The increase in average interest-earning assets during 2023 primarily reflects growth in commercial, mortgage and installment loans funded primarily by an increase in deposits and a decrease in securities AFS and securities HTM.

The six basis point decrease in the net interest margin during 2023 as compared to 2022 primarily reflects 130 basis point increase in interest expense as a percent of average interest-earning assets which was partially offset by a 124 basis point increase in interest income as a percent of average interest-earning assets. These increases are primarily attributed to the 450 basis point increase in the federal funds rate since June of 2022. Our net interest margin has been negatively impacted by changes in funding mix (such as shifting from non-interest bearing deposits to interest-bearing deposits and an increase in time deposits) as well as higher deposit pricing sensitivity to the increases in interest rates discussed above. See Asset/liability management.

2023, 2022 and 2021 interest income on loans includes $0.2 million, $0.3 million and $0.8 million, respectively, of accretion of the discount recorded on loans acquired in connection with our acquisition of Traverse City State Bank ("TCSB") in 2018.

Interest and fees on loans include zero, $0.8 million and $8.9 million in 2023, 2022 and 2021, respectively, of accretion of net loan fees on Payroll Protection Program ("PPP") loans. Unaccreted net loan fees on PPP loans remaining were zero at December 31, 2023 and 2022, respectively.

Our net interest income is also impacted by our level of non-accrual loans. Average non-accrual loans totaled $4.8 million, $4.4 million and $6.2 million in 2023, 2022 and 2021, respectively.

AVERAGE BALANCES AND RATES

	2023			2022			2021		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
ASSETS									
Taxable loans	$3,624,406	$197,462	5.45%	$3,227,803	$138,765	4.30%	$2,881,950	$116,358	4.04%
Tax-exempt loans[1]	6,855	333	4.86	7,771	370	4.76	7,240	362	5.00
Taxable securities	771,121	23,314	3.02	945,665	20,676	2.19	915,701	14,488	1.58
Tax-exempt securities[1]	317,553	14,039	4.42	331,322	10,191	3.08	348,346	7,892	2.27
Interest bearing cash	83,587	4,416	5.28	28,773	142	0.49	79,915	112	0.14
Other investments	17,557	1,013	5.77	17,768	742	4.18	18,427	734	3.98
Interest earning assets	4,821,079	240,577	4.99	4,559,102	170,886	3.75	4,251,579	139,946	3.30
Cash and due from banks.	58,473			59,507			56,474		
Other assets, net	236,072			207,114			157,524		
Total assets	$5,115,624			$4,825,723			$4,465,577		
LIABILITIES									
Savings and interest-bearing checking	$2,564,097	44,728	1.74	$2,526,296	10,278	0.41	$2,282,607	2,693	0.12
Time deposits	785,684	30,347	3.86	399,987	3,873	0.97	326,081	1,772	0.54
Other borrowings	128,945	8,273	6.42	121,871	5,296	4.35	108,884	3,850	3.54
Interest bearing liabilities . . .	3,478,726	83,348	2.40	3,048,154	19,447	0.64	2,717,572	8,315	0.31
Non-interest bearing deposits . .	1,164,816			1,338,736			1,288,276		
Other liabilities	103,721			94,638			69,694		
Shareholders' equity	368,361			344,195			390,035		
Total liabilities and shareholders' equity	$5,115,624			$4,825,723			$4,465,577		
Net interest income		$157,229			$151,439			$131,631	
Net interest income as a percent of average interest earning assets . . .			3.26%			3.32%			3.10%

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(1) Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 21%.

RECONCILIATION OF NET INTEREST MARGIN, FULLY TAXABLE EQUIVALENT ("FTE")

	Year Ended December 31,		
	2023	2022	2021
	(Dollars in thousands)		
Net interest income	$156,329	$149,561	$129,765
Add: taxable equivalent adjustment	900	1,878	1,866
Net interest income - taxable equivalent	$157,229	$151,439	$131,631
Net interest margin (GAAP)	3.24%	3.28%	3.05%
Net interest margin (FTE)	3.26%	3.32%	3.10%

CHANGE IN NET INTEREST INCOME

	2023 compared to 2022			2022 compared to 2021		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Increase (decrease) in interest income[1]						
Taxable loans	$18,485	$40,212	$58,697	$14,551	$ 7,856	$22,407
Tax-exempt loans[2]	(44)	7	(37)	25	(17)	8
Taxable securities	(4,291)	6,929	2,638	488	5,700	6,188
Tax-exempt securities[2]	(440)	4,288	3,848	(403)	2,702	2,299
Interest bearing cash	702	3,572	4,274	(108)	138	30
Other investments	(9)	280	271	(27)	35	8
Total interest income	14,403	55,288	69,691	14,526	16,414	30,940
Increase (decrease) in interest expense[1]						
Savings and interest bearing checking	156	34,294	34,450	317	7,268	7,585
Time deposits	6,458	20,016	26,474	473	1,628	2,101
Other borrowings	323	2,654	2,977	495	951	1,446
Total interest expense	6,937	56,964	63,901	1,285	9,847	11,132
Net interest income	$ 7,466	$(1,676)	$ 5,790	$13,241	$ 6,567	$19,808

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(1) The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

(2) Interest on tax-exempt loans and securities is presented on a fully tax equivalent basis assuming a marginal tax rate of 21%.

COMPOSITION OF AVERAGE INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES

	Year Ended December 31,		
	2023	2022	2021
As a percent of average interest earning assets			
Loans	75.3%	71.0%	68.0%
Other interest earning assets	24.7	29.0	32.0
Average interest earning assets	100.0%	100.0%	100.0%
Savings and interest-bearing checking	53.2%	55.4%	53.7%
Time deposits	16.3	8.8	7.7
Other borrowings	2.7	2.7	2.6
Average interest bearing liabilities	72.2%	66.9%	64.0%
Earning asset ratio	94.2%	94.5%	95.2%
Free-funds ratio[1]	27.8	33.1	36.1

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(1) Average interest earning assets less average interest bearing liabilities.

Provision for credit losses. The provision for credit losses was an expense of $6.2 million in 2023, an expense of $5.3 million in 2022, and a credit of $1.9 million in 2021. The provision reflects our assessment of the allowance for credit losses (the "ACL") taking into consideration factors such as loan growth, loan mix, levels of non-performing and classified loans, economic conditions and loan net charge-offs. While we use relevant information to recognize losses on loans and securities HTM, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors. The increase in the provision for credit losses in 2023 compared to 2022 was primarily due to a loss incurred on a $3.0 million corporate security HTM (Signature Bank) that defaulted and was fully charged off during the first quarter that was partially offset by a decline in loan growth rate. The higher provision for credit losses in 2022 compared to 2021 was primarily due to new credit loss allocations in the commercial and retail loan portfolios primarily due to loan growth and a decrease in gross recoveries of previously charged-off commercial and retail loans as well as an increase in the adjustment to allocations based on subjective factors. See "Portfolio Loans and asset quality" for a discussion of the various components of the ACL and their impact on the provision for credit losses in 2023 and note #19 to the Consolidated Financial Statements included within this report for a discussion on industry concentrations.

Non-interest income. Non-interest income is a significant element in assessing our results of operations. Non-interest income totaled $50.7 million during 2023 compared to $61.9 million and $76.6 million during 2022 and 2021, respectively.

NON-INTEREST INCOME

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Interchange income	$13,996	$13,955	$14,045
Service charges on deposit accounts	12,361	12,288	10,170
Net gains (losses) on assets			
Mortgage loans	7,436	6,431	35,880
Securities available for sale	(222)	(275)	1,411
Mortgage loan servicing, net	4,626	18,773	5,745
Investment and insurance commissions	3,456	2,898	2,603
Bank owned life insurance	474	360	567
Other	8,549	7,479	6,222
Total non-interest income	$50,676	$61,909	$76,643

Service charges on deposit accounts totaled $12.4 million in 2023, as compared to $12.3 million in 2022 and $10.2 million during 2021. The increases in 2023 and 2022 relative to the respective prior year were primarily due to an increase in non-sufficient funds occurrences (and related fees).

We realized net gains of $7.4 million on mortgage loans during 2023, compared to $6.4 million and $35.9 million during 2022 and 2021, respectively. As reflected in the table below, the sale of mortgage loans decreased significantly from both 2022 and 2021. Mortgage loan activity is summarized as follows:

MORTGAGE LOAN ACTIVITY

	Year Ended December 31,		
	2023	2022	2021
	(Dollars in thousands)		
Mortgage loans originated	$554,461	$935,807	$1,861,060
Mortgage loans sold[1]	407,613	602,797	1,254,638
Net gains on mortgage loans	7,436	6,431	35,880
Net gains as a percent of mortgage loans sold ("Loan Sales Margin")	1.82%	1.07%	2.86%
Fair value adjustments included in the Loan Sales Margin	0.62	(1.12)	(0.52)

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(1) 2023 includes the sale of $56.7 million of portfolio residential fixed rate and adjustable rate mortgage loans. 2022 includes the sale of $63.0 million of portfolio residential fixed rate and adjustable rate mortgage loans. 2021 includes the sale of $9.6 million of portfolio residential fixed rate mortgage loans.

Mortgage loans originated decreased in both 2023 as compared to 2022 and 2022 as compared to 2021 as higher mortgage loan interest rates in each respective year reduced mortgage loan refinance activity and in 2022 also reduced purchase money activity. Mortgage loans sold decreased in each of these years due primarily to lower loan origination volume.

The volume of loans sold is dependent upon our ability to originate mortgage loans as well as the demand for fixed-rate obligations and other loans that we choose to not put into portfolio because of our established interest-rate risk parameters. (See ''Portfolio Loans and asset quality.'') Net gains on mortgage loans are also dependent upon economic and competitive factors as well as our ability to effectively manage exposure to changes in interest rates and thus can often be a volatile part of our overall revenues.

Net gains on mortgage loans increased in 2023 as compared to 2022 primarily due to the increase in the Loan Sales Margin due to the impact of fair value adjustments on certain unhedged construction loans during the 2023 as a result of the significant increase in interest rates during that period. Net gains on mortgage loans decreased in 2022 as compared to 2021 primarily due to the decline in loan sale volume and a decrease in the Loan Sales Margin.

We generated net gains (losses) on securities of $(0.22) million, $(0.28) million and $1.41 million in 2023, 2022 and 2021, respectively. These net gains (losses) were due to the sales of securities as outlined in the table below. We recorded no credit related charges in 2023, 2022 or 2021 for securities AFS. See ''Securities'' below and note #3 to the Condensed Consolidated Financial Statements.

GAINS AND LOSSES ON SECURITIES

	Year Ended December 31,			
	Proceeds	Gains	Losses	Net
	(In thousands)			
2023	$ 278	$ —	$222	$ (222)
2022	70,523	164	439	(275)
2021	85,371	1,475	64	1,411

Mortgage loan servicing, net, generated income of $4.6 million in 2023 compared to income of $18.8 million and $5.7 million in 2022 and 2021 respectively. The significant variances in mortgage loan servicing, net are primarily due to changes in the fair value of capitalized mortgage loan servicing rights associated with changes in mortgage loan interest rates and expected future prepayment levels and expected float rates. Mortgage loan servicing, net activity is summarized in the following table:

MORTGAGE LOAN SERVICING ACTIVITY

	2023	2022	2021
	(In thousands)		
Mortgage loan servicing:			
Revenue, net	$ 8,828	$ 8,577	$ 7,853
Fair value change due to price	(280)	14,272	3,380
Fair value change due to pay-downs	(3,922)	(4,076)	(5,488)
Total	$ 4,626	$18,773	$ 5,745

Activity related to capitalized mortgage loan servicing rights is as follows:

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS

	2023	2022	2021
	(In thousands)		
Balance at January 1,	$42,489	$26,232	$16,904
Originated servicing rights capitalized	3,956	6,061	11,436
Change in fair value	(4,202)	10,196	(2,108)
Balance at December 31,	$42,243	$42,489	$26,232

At December 31, 2023, we were servicing approximately $3.5 billion in mortgage loans for others on which servicing rights have been capitalized. This servicing portfolio had a weighted average coupon rate of 3.89% and a weighted average service fee of approximately 0.26 basis points. Remaining capitalized mortgage loan servicing rights at December 31, 2023 totaled $42.2 million, representing approximately 1.19 basis points on the related amount of mortgage loans serviced for others.

Investment and insurance commissions totaled $3.5 million in 2023 as compared to $2.9 million and $2.6 million in 2022 and 2021. The increase in revenue in 2023 as compared to 2022 and 2021 was primarily due to higher sales volume and an increase in fee based revenue.

We earned $0.5 million, $0.4 million and $0.6 million in 2023, 2022 and 2021, respectively, on our separate account bank owned life insurance principally as a result of increases in the cash surrender value. Our separate account is primarily invested in agency mortgage-backed securities and managed by a fixed income investment manager. The crediting rate (on which the earnings are based) reflects the performance of the separate account. The total cash surrender value of our bank owned life insurance was $54.3 million and $55.2 million at December 31, 2023 and 2022, respectively. The changes in earnings in each year is due to changes in the crediting rate.

Other non-interest income totaled $8.5 million, $7.5 million and $6.2 million in 2023, 2022 and 2021, respectively. Other non-interest income increased in 2023 as compared to 2022 due to an increase in fees related to interest rate swaps for commercial loan customers (due to a higher level of these transactions during 2023), an increase in ATM fees, an increase in merchant credit card related income and an increase in income from bank owned life insurance (due to a higher crediting rate during 2023) that were partially offset by lower gains on the sale of bank owned properties. The increase in 2022 as compared to 2021 is due primarily to the gain on the sale of two bank owned properties of $1.1 million.

Non-interest expense. Non-interest expense is an important component of our results of operations. We strive to efficiently manage our cost structure.

Non-interest expense totaled $127.1 million in 2023, $128.3 million in 2022, and $131.0 million in 2021. Decreases in performance-based compensation, occupancy, net, communications and loan and collection that were partially offset by increases in compensation, payroll taxes and employee benefits, data processing, FDIC deposit insurance and other expense are primarily responsible for the decrease in 2023 compared to 2022. Decreases in data processing, interchange expense, loan and collection, costs related to unfunded lending commitments, conversion related expenses and other expenses are primarily responsible for the decrease in 2022 compared to 2021. The components of non-interest expense are as follows:

NON-INTEREST EXPENSE

	Year ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Compensation	$52,502	$50,535	$44,226
Performance-based compensation	11,064	15,875	19,800
Payroll taxes and employee benefits	15,399	14,597	15,943
Compensation and employee benefits	78,965	81,007	79,969
Data processing	11,862	10,183	10,823
Occupancy, net	7,908	8,907	8,794
Interchange expense	4,332	4,242	4,434
Furniture, fixtures and equipment	3,756	4,007	4,172
FDIC deposit insurance	3,005	2,142	1,396
Communications	2,406	2,871	3,080
Legal and professional	2,208	2,133	2,068
Loan and collection	2,174	2,657	3,172
Advertising	2,165	2,074	1,918
Amortization of intangible assets	547	785	970
Supplies	501	556	611
Costs related to unfunded lending commitments	424	599	1,207

	Year ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Correspondent bank service fees	233	299	382
Provision for loss reimbursement on sold loans	20	57	133
Conversion related expenses	—	50	1,827
Net (gains) losses on other real estate and repossessed assets	19	(214)	(230)
Other	6,594	5,986	6,297
Total non-interest expense	$127,119	$128,341	$131,023

Compensation expense, which is primarily salaries, totaled $52.5 million, $50.5 million and $44.2 million in 2023, 2022 and 2021, respectively. The comparative increase in 2023 to 2022 is primarily due to salary increases that were predominantly effective on January 1, 2023. The comparative increase in 2022 to 2021 is primarily due to salary increases that were predominantly effective on January 1, 2022, and a decreased level of compensation that was deferred as direct origination costs due to lower mortgage loan origination volume.

Performance-based compensation expense totaled $11.1 million, $15.9 million and $19.8 million in 2023, 2022 and 2021, respectively. The decrease in 2023 as compared to 2022 was due to actual performance relative to the established incentive plan targets. The decrease in 2022 as compared to 2021 was due to actual performance relative to the established incentive plan targets as well a decrease in mortgage lending related incentives attributed to the decline in mortgage lending volume.

We maintain performance-based compensation plans. In addition to commissions and cash incentive awards, such plans include an ESOP and a long-term equity based incentive plan. Total compensation expense recognized for grants pursuant to our long-term incentive plan was $1.9 million, $1.8 million and $1.6 million in 2023, 2022 and 2021, respectively. In each of those three years, we granted both restricted stock and performance share awards under the plan.

Payroll taxes and employee benefits expense totaled $15.4 million, $14.6 million and $15.9 million in 2023, 2022 and 2021, respectively. The increase in 2023 compared to 2022 is primarily due to higher employee medical insurance costs that were partially offset by a decrease in payroll taxes (reflecting lower performance-based compensation costs). The decrease in 2022 compared to 2021 is due to decreases in payroll taxes (reflecting lower performance-based compensation costs), our 401(k) plan match and other indirect costs related to mortgage lending.

Data processing expenses totaled $11.9 million, $10.2 million, and $10.8 million in 2023, 2022 and 2021, respectively. The increase in 2023 compared to 2022 is primarily due to annual asset based and consumer price index based cost increases. The decrease in 2022 compared to 2021 is primarily due to lower debit card production costs, lower net mortgage processing costs (lower volume) and a refund of previously expensed charges from our former core data processing provider.

Occupancy, net totaled $7.9 million, $8.9 million, and $8.8 million in 2023, 2022 and 2021, respectively. The decrease in 2023 compared to 2022 is due in part to lower seasonal related maintenance costs and Covid-19 related protocol expenses.

FDIC deposit insurance expense totaled $3.0 million, $2.1 million, and $1.4 million in 2023, 2022 and 2021, respectively. FDIC deposit insurance expense increased in 2023 compared to 2022 due primarily to a two basis point increase in the assessment rate beginning in the first quarter of 2023 charged to all banks to increase the likelihood that the reserve ratio of the deposit insurance fund reaches its statutory minimum. FDIC deposit insurance expense increased in 2022 compared to 2021 due primarily to an increase in the assessment rate.

Communications totaled $2.4 million, $2.9 million, and $3.1 million in 2023, 2022 and 2021, respectively. The decrease in 2023 compared to 2022 is primarily due to lower telephony and networking related costs as well as lower customer statement mailing costs.

Loan and collection expenses reflect costs related to new lending activity as well as the management and collection of non-performing loans and other problem credits. These expenses totaled $2.2 million, $2.7 million and $3.2 million in 2023, 2022 and 2021, respectively. These costs decreased in 2023 and 2022 due in part to recoveries of previously expensed amounts and an overall lower level of non performing loans and assets.

The changes in costs related to unfunded lending commitments are primarily impacted by changes in the amounts of such commitments to originate Portfolio Loans as well as (for commercial loan commitments) the grade (pursuant to our loan rating system) of such commitments. Costs related to unfunded lending commitments totaled $0.4 million, $0.6 million, and $1.2 million in 2023, 2022 and 2021, respectively. The decreases in each comparative year are due primarily to decreases in the amount of newly originated unfunded lending commitments.

Other non-interest expenses totaled $6.6 million, $6.0 million, and $6.3 million in 2023, 2022 and 2021, respectively. The increase in other expense in 2023 compared to 2022 primarily represents higher Michigan Corporate Income Tax expense as the result of an increase in tax base and an increase in travel and entertainment expenses. The decrease in 2022 compared to 2021 primarily represents lower Michigan Corporate Income Tax expense as the result of a decrease in tax base, a branch write-down and certain one-time contract termination costs expensed in the prior year.

Income tax expense. We recorded an income tax expense of $14.61 million, $14.44 million and $14.42 million in 2023, 2022 and 2021, respectively. Our actual federal income tax expense is different than the amount computed by applying our statutory federal income tax rate to our pre-tax income primarily due to tax-exempt interest income, share based compensation and tax-exempt income from the increase in the cash surrender value on life insurance.

We assess whether a valuation allowance should be established against our deferred tax asset, net ("DTA") based on the consideration of all available evidence using a "more likely than not" standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at December 31, 2023 and 2022 that the realization of substantially all of our DTA continues to be more likely than not. See note #13 to the Consolidated Financial Statements included within this report for more information.

FINANCIAL CONDITION

Summary. Our total assets increased to $5.26 billion at December 31, 2023, compared to $5.00 billion at December 31, 2022, primarily due to growth in commercial loans and mortgage loans and interest bearing cash balances. Loans, excluding loans held for sale ("Portfolio Loans"), totaled $3.79 billion and $3.47 billion at December 31, 2023 and December 31, 2022, respectively. Commercial and mortgage loans increased by $212.9 million and $117.5 million, respectively.

Deposits totaled $4.62 billion at December 31, 2023, compared to $4.38 billion at December 31, 2022. The $243.8 million increase in deposits is primarily due to growth in reciprocal deposits, time deposits and brokered time deposits that was partially offset by a decline in non-interest bearing deposits and savings and interest bearing checking deposits.

Securities. We maintain diversified securities portfolios, which include obligations of U.S. government-sponsored agencies, securities issued by states and political subdivisions, residential and commercial mortgage-backed securities, asset-backed securities, corporate securities and trust preferred securities. We regularly evaluate asset/liability management needs and attempt to maintain a portfolio structure that provides sufficient liquidity and cash flow.

We believe that the unrealized losses on securities AFS are temporary in nature and are expected to be recovered within a reasonable time period. We believe that we have the ability to hold securities with unrealized losses to maturity or until such time as the unrealized losses reverse. (See "Asset/liability management").

On April 1, 2022, we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to securities held to maturity ("HTM"). The transfer was made at fair value, with the unrealized loss becoming part of the purchase discount which will be accreted over the remaining life of the securities. The other comprehensive loss component is separated from the remaining securities AFS and is accreted over the remaining life of the securities transferred. Based upon our liquidity and capital resources (as explained in more detail below under "Liquidity and capital resources"), we believe that we have the ability and intent to hold these securities until they mature, at which time we would receive full value for these securities.

SECURITIES AFS

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(In thousands)		
Securities AFS				
December 31, 2023.	$744,050	$464	$65,164	$679,350
December 31, 2022.	866,363	329	87,345	779,347

SECURITIES HTM

	Carrying Value	Transferred Unrealized Loss[(1)]	ACL	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
				(In thousands)			
Securities HTM							
December 31, 2023	$353,988	$19,503	$157	$373,648	$868	$55,910	$318,606
December 31, 2022	374,818	23,066	168	398,052	11	62,645	335,418

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(1)   Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an ACL is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes. No ACL for securities AFS was needed at December 31, 2023. See note #3 to the Consolidated Financial Statements included within this report for further discussion.

For securities HTM an ACL is maintained at a level which represents our best estimate of expected credit losses. This ACL is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit loss. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics and consider historical credit loss information. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. During the first quarter of 2023, one corporate security (Signature Bank) defaulted resulting in a $3.0 million provision for credit losses and a corresponding full charge-off during that period. Despite this lone security loss, the long-term historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. See note #3 to the Consolidated Financial Statements included within this report for further discussion.

Portfolio Loans and asset quality. In addition to the communities served by our Bank branch and loan production office network, our principal lending markets also include nearby communities and metropolitan areas. Subject to established underwriting criteria, we also may participate in commercial lending transactions with certain non-affiliated banks and make whole loan purchases from other financial institutions.

The senior management and board of directors of our Bank retain authority and responsibility for credit decisions and we have adopted uniform underwriting standards. Our loan committee structure and the loan review process attempt to provide requisite controls and promote compliance with such established underwriting standards. However, there can be no assurance that our lending procedures and the use of uniform underwriting standards will prevent us from incurring significant credit losses in our lending activities.

We generally retain loans that may be profitably funded within established risk parameters. (See "Asset/liability management.") As a result, we may hold adjustable-rate conventional and fixed rate jumbo mortgage loans as Portfolio Loans, while 15- and 30-year fixed-rate non-jumbo mortgage loans are generally sold to mitigate exposure to changes in interest rates. (See "Non-interest income.") The retention of newly originated fixed rate jumbo mortgage loans has declined relative to the prior year as the growth in mortgage loans during 2023 has primarily been attributed to the origination of adjustable-rate mortgage loans as well as the continued advances on legacy fixed rate construction mortgage loans. (See "Asset/liability management").

LOAN PORTFOLIO SEGMENTS

The following table summarizes each loan portfolio segment by (1) scheduled repayments and (2) predetermined (fixed) interest rate and/or adjustable (variable) interest rate at December 31, 2023:

	Commercial	Mortgage	Installment	Total
	(In thousands)			
Due in one year or less	$ 147,799	$ 178	$ 1,678	$ 149,655
Due after one but within five years	398,335	2,332	58,302	458,969
Due after five but within 15 years	1,111,577	116,576	411,930	1,640,083
Due after 15 years	22,020	1,366,786	153,388	1,542,194
	$1,679,731	$1,485,872	$625,298	$3,790,901
Fixed rate	$ 828,489	$ 915,429	$620,370	$2,364,288
Variable rate	851,242	570,443	4,928	1,426,613
	$1,679,731	$1,485,872	$625,298	$3,790,901

In 2023, we sold $56.7 million of portfolio residential fixed and adjustable rate mortgage loans. In 2022, we sold $63.0 million of portfolio residential fixed and adjustable rate mortgage loans servicing retained. In addition, in the fourth quarter of 2022 we reclassified $20.4 million (fair value of $20.4 million) of portfolio mortgage loans to held for sale. These loans were sold to another financial institution on a servicing retained basis during the first quarter of 2023. During 2021, we sold $9.6 million of portfolio residential fixed rate mortgage loans servicing retained. In addition, in the fourth quarter of 2021 we reclassified $34.8 million (fair value of $34.8 million) of portfolio mortgage loans to held for sale. These loans were sold to other financial institutions on a servicing retained basis during the first quarter of 2022. These loan sale transactions were done primarily for asset/liability management purposes.

LOAN PORTFOLIO COMPOSITION

	December 31,	
	2023	2022
	(In thousands)	
Real estate[1]		
Residential first mortgages	$1,248,911	$1,081,359
Residential home equity and other junior mortgages	157,006	138,944
Construction and land development	241,715	319,157
Other[2]	1,036,590	874,019
Consumer	619,374	624,047
Commercial	483,129	423,055
Agricultural	4,176	4,771
Total loans	$3,790,901	$3,465,352

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(1)   Includes both residential and non-residential commercial loans secured by real estate.

(2)   Includes loans secured by multi-family residential and non-farm, non-residential property.

NON-PERFORMING ASSETS

	December 31,		
	2023	**2022**	**2021**
	(Dollars in thousands)		
Non-accrual loans	$ 6,991	$ 5,381	$ 5,545
Loans 90 days or more past due and still accruing interest	432	—	—
Sub total	7,423	5,381	5,545
Less: Government guaranteed loans	2,191	1,660	435
Total non-performing loans	5,232	3,721	5,110
Other real estate and repossessed assets	569	455	245
Total non-performing assets	$ 5,801	$ 4,176	$ 5,355
As a percent of Portfolio Loans			
Non-accrual loans	0.18%	0.16%	0.19%
Non-performing loans	0.14	0.11	0.18
ACL	1.44	1.51	1.63
Non-performing assets to total assets	0.11	0.08	0.11
ACL as a percent of non-accrual loans	781.83	974.45	852.16
ACL as a percent of non-performing loans	1044.69	1409.16	924.70

Non-performing loans totaled $5.2 million, $3.7 million and $5.1 million at December 31, 2023, 2022 and 2021, respectively. The increase in 2023 compared to 2022 was primarily due to a $1.1 million increase in the residential mortgage loan portfolio segment. Our collection and resolution efforts have generally resulted in a stable trend in non-performing loans. The decrease in non-performing loans in 2022 as compared to 2021 was primarily due to a $1.4 million decrease in the residential mortgage loan portfolio segment which was primarily attributed to loan payoffs and pay downs.

Other real estate ("ORE") and repossessed assets totaled $0.6 million at December 31, 2023, compared to $0.5 million at December 31, 2022.

The ACL as a percent of non-accrual and non-performing loans decreased during 2023 due primarily to an increase in non-accrual and non-performing loans partially offset by an increase in the ACL related to pooled analysis of loans while the increase in 2022 was due primarily to an increase in the ACL related to specific allocations and pooled analysis of loans as well as a decrease in non-accrual and non-performing loans.

We will place a loan that is 90 days or more past due on non-accrual, unless we believe the loan is both well secured and in the process of collection. Accordingly, we have determined that the collection of the accrued and unpaid interest on any loans that are 90 days or more past due and still accruing interest is probable.

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	December 31,	
	2023	**2022**
	(In thousands)	
Specific allocations	$ 1,292	$ 2,078
Pooled analysis allocations	40,944	37,662
Additional allocations based on subjective factors	12,422	12,695
Total	$54,658	$52,435

Some loans will not be repaid in full. Therefore, an ACL is maintained at a level which represents our best estimate of expected credit losses. Our ACL is comprised of three principal elements: (i) specific analysis of individual loans identified during the review of the loan portfolio, (ii) pooled analysis of loans with similar risk characteristics based on historical experience, adjusted for current conditions, reasonable and supportable forecasts, and expected prepayments, and (iii) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolios. See notes #1 and #4 to the Consolidated Financial Statements included within this report for further discussion on the ACL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

The ACL increased $2.2 million to $54.7 million at December 31, 2023 from $52.4 million at December 21, 2022 and was equal to 1.44% of total Portfolio Loans at December 31, 2023.

Two of the three components of the ACL outlined above decreased since December 21, 2022 while one increased. The ACL related to pooled analysis of loans increased $3.3 million due primarily to loan growth in 2023. The ACL related to specific loans decreased $0.8 million due primarily to an $8.1 million decrease in the amount of such loans while the ACL related to subjective factors declined $0.3 million.

During 2022 two of the three components of the ACL increased since December 21, 2021. The ACL related to specific loans increased $0.9 million due primarily to a $5.2 million increase in the amount of such loans and the ACL related to pooled analysis of loans increased $4.3 million due primarily to loan growth in 2022. The ACL related to subjective factors was relatively unchanged during 2022.

ALLOWANCE FOR CREDIT LOSSES ON LOANS, SECURITIES HTM AND UNFUNDED COMMITMENTS

	Loans	Securities HTM	Unfunded Commitments
		(In thousands)	
December 31, 2020	$35,429	$ —	$1,805
Additions (deductions)			
Impact of adoption of CECL	11,574	—	1,469
Provision for credit losses	(1,928)	—	—
Initial allowance on loans purchased with credit deterioration	134	—	
Recoveries credited to the ACL	4,477	—	—
Charges against the ACL	(2,434)	—	—
Additions included in non-interest expense	—	—	1,207
December 31, 2021	47,252	—	4,481
Additions (deductions)			
Provision for credit losses	5,173	168	—
Recoveries credited to the ACL	2,496	—	—
Charges against the ACL	(2,486)	—	—
Additions included in non-interest expense	—	—	599
December 31, 2022	52,435	168	5,080
Additions (deductions)			
Provision for credit losses	3,221	2,989	—
Recoveries credited to the ACL	2,798	—	—
Charges against the ACL	(3,796)	(3,000)	—
Additions included in non-interest expense	—	—	424
December 31, 2023	$54,658	$ 157	$5,504

RATIO OF NET CHARGE-OFFS TO AVERAGE LOANS OUTSTANDING

	Commercial	Mortgage	Installment	Total
		(Dollars in thousands)		
2023				
Loans charged against (recoveries credited to) the ACL . . .	$ 523	$ (198)	$ 673	$ 998
Average Portfolio Loans	1,537,920	1,436,527	637,180	3,611,627
Net loans charged off against (credited to) the ACL to average Portfolio Loans	0.03%	(0.01)%	0.11%	0.03%
2022				
Loans charged against (recoveries credited to) the ACL . . .	$ (453)	$ (365)	$ 808	$ (10)
Average Portfolio Loans	1,323,840	1,257,528	616,854	3,198,222
Net loans charged off against (credited to) the ACL to average Portfolio Loans	(0.03)%	(0.03)%	0.13%	—%
2021				
Loans charged against (recoveries credited to) the ACL . . .	$ (2,607)	$ (471)	$ 1,035	$ (2,043)
Average Portfolio Loans	1,241,961	1,056,245	521,089	2,819,295
Net loans charged off against (credited to) the ACL to average Portfolio Loans	(0.21)%	(0.04)%	0.20%	(0.07)%

In 2023, we recorded loan net charge offs of $1.00 million compared to loan net recoveries of $0.01 million in 2022 and loan net recoveries of $2.04 million in 2021. The net charge offs in 2023 primarily reflect modest losses in the commercial and installment loan portfolios. The net recoveries in 2022 and 2021 primarily reflect reduced levels of non-performing loans, improvement in collateral liquidation values and ongoing collection efforts on previously charged-off loans.

Deposits and borrowings. Historically, the loyalty of our customer base has allowed us to price deposits competitively, contributing to a net interest margin that compares favorably to our peers. However, we still face a significant amount of competition for deposits within many of the markets served by our branch network, which limits our ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits.

To attract new core deposits, we have implemented various account acquisition strategies as well as branch staff sales training. Account acquisition initiatives have historically generated increases in customer relationships. Over the past several years, we have also expanded our treasury management products and services for commercial businesses and municipalities or other governmental units and have also increased our sales calling efforts in order to attract additional deposit relationships from these sectors. We view long-term core deposit growth as an important objective. Core deposits generally provide a more stable and lower cost source of funds than alternative sources such as short-term borrowings. (See "Liquidity and capital resources.")

Deposits totaled $4.62 billion and $4.38 billion at December 31, 2023 and 2022, respectively. The $243.8 million increase in deposits during 2023 is due to growth in reciprocal deposits, time deposits and brokered time deposits that were partially offset by decreases in non-interest bearing and savings and interest-bearing checking deposits. Reciprocal deposits totaled $832.0 million and $602.6 million at December 31, 2023 and 2022, respectively. These deposits represent demand, money market and time deposits from our customers that have been placed through the IntraFi Network. This service allows our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum.

We cannot be sure that we will be able to maintain our current level of core deposits. In particular, those deposits that are uninsured may be susceptible to outflow. A reduction in core deposits would likely increase our need to rely on wholesale funding sources. Data relating to our deposit portfolios (excluding brokered time) follows:

	December 31,	
	2023	**2022**
	(Dollars in thousands)	
Uninsured deposits[1]	$961,974	$975,938
Uninsured deposits as a percentage of deposits	22.2%	23.4%
Average deposit account size	$ 20.38	$ 19.33
Balance of top 100 largest depositors	$890,289	$752,924
Balance of top 100 depositors as a percentage of deposits	20.5%	18.1%

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(1) These amounts exclude intercompany related deposits of $51.2 million and $55.2 million respectively. Uninsured deposits reported in our Call Report at December 31, 2023 and December 31, 2022 totaled $1,013.2 million and $1,031.2 million, respectively.

We have also implemented strategies that incorporate using federal funds purchased, other borrowings and Brokered CDs to fund a portion of our interest-earning assets. The use of such alternate sources of funds supplements our core deposits and is also a part of our asset/liability management efforts. Other borrowings, comprised primarily of borrowings from the Federal Reserve Bank ("FRB") and advances from the Federal Home Loan Bank (the "FHLB"), totaled $50.0 million and $86.0 million at December 31, 2023 and 2022.

As described above, we utilize wholesale funding, including federal funds purchased, FRB and FHLB borrowings and Brokered CDs to augment our core deposits and fund a portion of our assets. At December 31, 2023, our use of such wholesale funding sources (including reciprocal deposits) amounted to approximately $1.17 billion, or 25.0% of total funding (deposits and total borrowings, excluding subordinated debt and debentures). Because wholesale funding sources are affected by general market conditions, the availability of such funding may be dependent on the confidence these sources have in our financial condition and operations. The continued availability to us of these funding sources is not certain, and Brokered CDs may be difficult for us to retain or replace at attractive rates as they mature. Our liquidity may be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available in the future at acceptable rates of interest or at all. Our financial performance could also be affected if we are unable to maintain our access to funding sources or if we are required to rely more heavily on more expensive funding sources. In such case, our net interest income and results of operations could be adversely affected.

We have historically employed derivative financial instruments to manage our exposure to changes in interest rates. During 2023, 2022 and 2021, we entered into $134.6 million, $94.2 million and $79.0 million (original aggregate notional amounts), respectively, of interest rate swaps with commercial loan customers, which were offset with interest rate swaps that the Bank entered into with a broker-dealer. We recorded $2.05 million, $1.42 million and $0.81 million of fee income related to these transactions during 2023, 2022 and 2021, respectively. We entered into $175.0 million, $41.0 million, and $106.9 million (notional amounts) of certain derivative financial instruments (pay fixed interest rate swap and interest rate cap agreements) to hedge the fair value of certain loans and/or municipal bond securities in 2023, 2022 and 2021, respectively. We also entered into $150.0 million (notional amount) of interest rate floor agreements to manage the variability in future expected cash flows of certain commercial loans during 2023.

Liquidity and capital resources. Liquidity risk is the risk of being unable to timely meet obligations as they come due at a reasonable funding cost or without incurring unacceptable losses. Our liquidity management involves the measurement and monitoring of a variety of sources and uses of funds. Our Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus our liquidity management on maintaining adequate levels of liquid assets (primarily funds on deposit with the FRB and certain securities AFS) as well as developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for purchasing securities available for sale or originating Portfolio Loans as well as to be able to respond to unforeseen liquidity needs.

Our primary sources of funds include our deposit base, secured advances from the FHLB and FRB, federal funds purchased borrowing facilities with other banks, and access to the capital markets (for Brokered CDs). At December 31 2023, in addition to liquidity available from our normal operating, funding and investing activities we had unused credit lines with the FHLB and FRB of approximately $1,014.4 million and $515.4 million, respectively. We also had approximately $813.8 million in fair value of unpledged securities AFS and HTM at December 31, 2023, which could be pledged for an estimated additional borrowing capacity at the FHLB and FRB of approximately $754.6 million.

TIME DEPOSITS[1]

The following table summarizes time deposits in amounts less than $250,000 and in amounts of $250,000 or more, by time remaining until maturity at December 31, 2023:

	Less than $250,000	Greater than $250,000	Total
	(In thousands)		
Three months or less	$365,228	$102,526	$467,754
Over three through six months	236,409	47,147	283,556
Over six months through one year	113,205	24,261	137,466
Over one year	26,661	2,634	29,295
Total	$741,503	$176,568	$918,071

(1)   Includes time deposits, brokered time deposits and reciprocal time deposits

At December 31, 2023, we had $888.8 million of time deposits (see note #8 to the Consolidated Financial Statements) that mature in the next 12 months. Historically, a majority of these maturing time deposits are renewed by our customers. Additionally, $3.70 billion of our deposits at December 31, 2023, were in account types from which the customer could withdraw the funds on demand. Changes in the balances of deposits that can be withdrawn upon demand are usually predictable and the total balances of these accounts have generally grown or have been stable over time as a result of our marketing and promotional activities. However, there can be no assurance that historical patterns of renewing time deposits or overall growth or stability in deposits will continue in the future.

We have developed contingency funding plans that stress test our liquidity needs that may arise from certain events such as an adverse change in our financial metrics (for example, credit quality or regulatory capital ratios). Our liquidity management also includes periodic monitoring that measures quick assets (defined generally as highly liquid or short-term assets) to total assets, short-term liability dependence and basic surplus (defined as quick assets less volatile liabilities to total assets). Policy limits have been established for our various liquidity measurements and are monitored on a quarterly basis. In addition, we also prepare cash flow forecasts that include a variety of different scenarios.

We believe that we currently have adequate liquidity at our Bank because of our cash and cash equivalents, our portfolio of securities AFS, our access to secured advances from the FHLB and FRB, and our ability to issue Brokered CDs.

We also believe that the available cash on hand at the parent company (including time deposits) of approximately $46.5 million as of December 31, 2023, provides sufficient liquidity resources at the parent company to meet operating expenses, to make interest payments on the subordinated debt and debentures, and, along with dividends from the Bank, to pay projected cash dividends on our common stock.

In the normal course of business we enter into certain contractual obligations. Such obligations include requirements to make future payments on debt and lease arrangements, contractual commitments for capital expenditures, and service contracts.

Effective management of capital resources is critical to our mission to create value for our shareholders. In addition to common stock, our capital structure also currently includes subordinated debt and cumulative trust preferred securities.

CAPITALIZATION

	December 31,	
	2023	**2022**
	(In thousands)	
Subordinated debt	$ 39,510	$ 39,433
Subordinated debentures	39,728	39,660
Amount not qualifying as regulatory capital	(734)	(657)
Amount qualifying as regulatory capital	78,504	78,436
Shareholders' equity		
Common stock	317,483	320,991
Retained earnings	159,108	119,368
Accumulated other comprehensive income	(72,142)	(92,763)
Total shareholders' equity	404,449	347,596
Total capitalization	$482,953	$426,032

In May 2020, we issued $40.0 million of fixed to floating subordinated notes with a ten year maturity and a five year call option. The initial coupon rate is 5.95% fixed for five years and then floats at the Secured Overnight Financing Rate ("SOFR") plus 5.825%. These notes are presented in the Consolidated Statement of Financial Condition under the caption "Subordinated debt" and the December 31, 2023 and 2022 balance of $39.5 million and $39.4 million, respectively, is net of remaining unamortized deferred issuance costs of $0.5 million at those same dates, that are being amortized through the maturity date into interest expense on other borrowings and subordinated debt and debentures in our Consolidated Statement of Operations.

We currently have four special purpose entities with $39.7 million of outstanding cumulative trust preferred securities. These special purpose entities issued common securities and provided cash to our parent company that in turn issued subordinated debentures to these special purpose entities equal to the trust preferred securities and common securities. The subordinated debentures represent the sole asset of the special purpose entities. The common securities and subordinated debentures are included in our Consolidated Statements of Financial Condition.

The FRB has issued rules regarding trust preferred securities as a component of the Tier 1 capital of bank holding companies. The aggregate amount of trust preferred securities (and certain other capital elements) are limited to 25 percent of Tier 1 capital elements, net of goodwill (net of any associated deferred tax liability). The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital, subject to restrictions. At the parent company, all of these securities qualified as Tier 1 capital at December 31, 2023 and 2022.

Common shareholders' equity increased to $404.4 million at December 31, 2023 from $347.6 million at December 31, 2022, due primarily to earnings retention and the change in our accumulated other comprehensive income (due primarily to a change in the fair value of securities AFS). Our tangible common equity ("TCE") totaled $374.1 million and $316.7 million, respectively, at those same dates. Our ratio of TCE to tangible assets was 7.15% and 6.37% at December 31, 2023 and 2022, respectively. TCE and the ratio of TCE to tangible assets are non-GAAP measures. TCE represents total common equity less goodwill and other intangible assets.

In December 2023, our Board of Directors authorized the 2024 share repurchase plan. Under the terms of the 2024 share repurchase plan, we are authorized to buy back up to 1,100,000 shares, or approximately 5%, of our outstanding common stock. This repurchase plan commenced on January 1, 2024, and is expected to last through December 31, 2024.

In December 2022, our Board of Directors authorized the 2023 share repurchase plan. Under the original terms of the share repurchase plan, we were authorized to buy back 1,100,000 shares, or approximately 5% of our outstanding common stock. The share repurchase plan expired on December 31, 2023. We repurchased 298,601 shares during 2023 at an average cost of $17.27 per share.

We currently pay a quarterly cash dividend on our common stock. The annual total dividends paid were $0.92, $0.88 and $0.84 per share for 2023, 2022 and 2021, respectively. We currently favor a dividend payout ratio between 30% and 50% of net income.

As of December 31, 2023 and 2022, our Bank (and holding company) continued to meet the requirements to be considered "well-capitalized" under federal regulatory standards (also see note #20 to the Consolidated Financial Statements).

Asset/liability management. Interest-rate risk is created by differences in the cash flow characteristics of our assets and liabilities. Options embedded in certain financial instruments, including caps on adjustable-rate loans as well as borrowers' rights to prepay fixed-rate loans, also create interest-rate risk.

Our asset/liability management efforts identify and evaluate opportunities to structure our assets and liabilities in a manner that is consistent with our mission to maintain profitable financial leverage within established risk parameters. We evaluate various opportunities and alternate asset/liability management strategies carefully and consider the likely impact on our risk profile as well as the anticipated contribution to earnings. The marginal cost of funds is a principal consideration in the implementation of our asset/liability management strategies, but such evaluations further consider interest-rate and liquidity risk as well as other pertinent factors. We have established parameters for interest-rate risk. We regularly monitor our interest-rate risk and report at least quarterly to our board of directors.

We employ simulation analyses to monitor our interest-rate risk profile and evaluate potential changes in our net interest income and market value of portfolio equity that result from changes in interest rates. The purpose of these simulations is to identify sources of interest-rate risk inherent in our Consolidated Statements of Financial Condition. The simulations do not anticipate any actions that we might initiate in response to changes in interest rates and, accordingly, the simulations do not provide a reliable forecast of anticipated results. The simulations are predicated on immediate, permanent and parallel shifts in interest rates and generally assume that current loan and deposit pricing relationships remain constant. The simulations further incorporate assumptions relating to changes in customer behavior, including changes in prepayment rates on certain assets and liabilities. At December 31, 2023, both our interest rate risk profile as measured by our short term earnings simulation and our longer term interest rate risk measure based on changes in economic value indicates exposure to rising rates. These measures have increased modestly from December 31, 2022 as an adverse impact of changes in our deposit mix were largely offset by a favorable impact of additional hedging and term funding transactions. In addition, at December 31, 2023 our simulation base-rate scenario for market value of portfolio equity declined from December 31, 2022 due primarily to the changes in our funding mix. We are carefully monitoring the change in our funding mix as well as the composition of our earning assets and the impact of potential future changes in interest rates on our changes in market value of portfolio equity and changes in net interest income. As a result, we may add some longer-term borrowings, may utilize derivatives (interest rate swaps, interest rate caps and interest rate floors) to manage interest rate risk and may continue to sell some fixed rate jumbo and other portfolio mortgage loans in the future.

CHANGES IN MARKET VALUE OF PORTFOLIO EQUITY, NET INTEREST INCOME AND NET INTEREST MARGIN

Change in Interest Rates	Market Value of Portfolio Equity[1]	Percent Change	Net Interest Income[2]	Percent Change	Net Interest Margin[3]	Percent Change
			(Dollars in thousands)			
December 31, 2023						
200 basis point rise	$447,600	(17.29)%	$166,000	(2.06)%	3.30%	(2.37)%
100 basis point rise	494,500	(8.63)	168,300	(0.71)	3.35	(0.89)
Base-rate scenario	541,200	—	169,500	—	3.38	—
100 basis point decline	582,800	7.69	169,000	(0.29)	3.36	(0.59)
200 basis point decline	603,200	11.46	167,800	(1.00)	3.34	(1.18)
December 31, 2022						
200 basis point rise	$457,800	(15.86)%	$165,800	(0.90)%	3.46%	(0.86)%
100 basis point rise	500,700	(7.98)	167,000	(0.18)	3.49	—
Base-rate scenario	544,100	—	167,300	—	3.49	—
100 basis point decline	586,400	7.77	166,600	(0.42)	3.48	(0.29)
200 basis point decline	608,800	11.89	164,000	(1.97)	3.42	(2.01)

_____

(1)   Simulation analyses calculate the change in the net present value of our assets and liabilities, including debt and related financial derivative instruments, under parallel shifts in interest rates by discounting the estimated future cash flows using a market-based discount rate. Cash flow estimates incorporate anticipated changes in prepayment speeds and other embedded options.

(2)   Simulation analyses calculate the change in net interest income under immediate parallel shifts in interest rates over the next twelve months, based upon a static Consolidated Statement of Financial Condition, which includes debt and related financial derivative instruments, and do not consider loan fees or loan origination costs.

(3)   Simulation analyses calculate the change in tax equivalent net interest income as a percent of average interest-earning assets (the "net interest margin") under immediate parallel shifts in interest rates over the next twelve months, based upon a static statement of financial condition, which includes debt and related financial derivative instruments, and do not consider loan fees or loan origination costs.

Accounting Standards Update. See note #1 to the Consolidated Financial Statements included elsewhere in this report for details on recently issued accounting pronouncements and their impact on our consolidated financial statements.

FAIR VALUATION OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 820 - "Fair Value Measurements and Disclosures" ("FASB ASC topic 820") defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We utilize fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. FASB ASC topic 820 differentiates between those assets and liabilities required to be carried at fair value at every reporting period ("recurring") and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances ("nonrecurring"). Securities AFS, loans held for sale, carried at fair value, derivatives and capitalized mortgage loan servicing rights are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other financial assets on a nonrecurring basis, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or fair value accounting or write-downs of individual assets. See note #21 to the Consolidated Financial Statements for a complete discussion on our use of fair valuation of financial instruments and the related measurement techniques.

LITIGATION MATTERS

We are involved in various litigation matters in the ordinary course of business. At the present time, we do not believe any of these matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote.

CRITICAL ACCOUNTING POLICIES

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Accounting and reporting policies for the ACL and capitalized mortgage loan servicing rights are deemed critical since they involve the use of estimates and require significant management judgments. Application of assumptions different than those that we have used could result in material changes in our financial position or results of operations.

Our methodology for determining the ACL and related provision for credit losses is described above in "Portfolio Loans and asset quality." In particular, this area of accounting requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan or other type of credit. It is extremely difficult to precisely measure the amount of expected credit losses in our loan portfolio. We use a rigorous process to attempt to accurately quantify the necessary ACL and related provision for credit losses, but there can be no assurance that our modeling process will successfully identify all of the expected credit losses in our loan portfolio. As a result, we could record future provisions for credit losses that may be significantly different than the levels that we recorded in prior periods. See also notes #1 and #4 to the Consolidated Financial Statements included within this report for further discussion on CECL.

At December 31, 2023 and 2022, we had approximately $42.2 million and $42.5 million, respectively, of mortgage loan servicing rights capitalized on our Consolidated Statements of Financial Condition. The fair value of our mortgage loan servicing rights has been determined based on a valuation model used by an independent third party. There are several critical assumptions involved in establishing the value of this asset including estimated future prepayment speeds on the underlying mortgage loans, the interest rate used to discount the net cash flows from the mortgage loan servicing, the estimated amount of ancillary income that will be received in the future (such as late fees) and the estimated cost to service the mortgage loans. We believe the assumptions that we utilize in our valuation are reasonable based upon accepted industry practices for valuing mortgage loan servicing rights and represent neither the most conservative or aggressive assumptions.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Independent Bank Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to us and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that as of December 31, 2023, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. Their report immediately follows our report.



William B. Kessel
President and
Chief Executive Officer

Gavin A. Mohr
Executive Vice President
and Chief Financial Officer

Independent Bank Corporation
March 8, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Independent Bank Corporation
Grand Rapids, Michigan

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Independent Bank Corporation (the "Corporation") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Corporation has changed its method of accounting for credit losses effective January 1, 2021 due to the adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Codification No. 326, Financial Instruments - Credit Losses ("ASC 326"). The Corporation adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. Certain aspects of the application of the new credit loss standard are communicated as a critical audit matter below.

Basis for Opinions

The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's financial statements and an opinion on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses (ACL) for loans – Subjective Factors

Refer to Notes 1 and 4 to the Consolidated Financial Statements.

On January 1, 2021 ("adoption date"), the Corporation adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) under a modified retrospective approach, which required the Corporation to estimate expected credit losses for its financial assets carried at amortized cost utilizing the current expected credit loss ("CECL") methodology. The ACL under the CECL methodology is a significant estimate recorded within the Corporation's financial statements with a reported balance for loans of $54.7 million as of December 31, 2023. The ACL model for loans consists of three components: 1) the specific analysis of individually evaluated loans; 2) pooled analysis of loans with similar risk characteristics based on historical experience using a discounted cash flow model, adjusted for current conditions, reasonable and supportable forecasts and expected prepayments; and 3) additional allowances based on subjective factors.

The subjective factors include consideration of the following: local and general economic business factors and trends, portfolio concentrations and changes in the size, and/or the general terms of the overall loan portfolio. Due to the significant judgment applied by management to determine the effect of the subjective factors, we identified the effect of the subjective factors on the ACL for loans as a critical audit matter as it involved a high degree of auditor judgment and required significant audit effort, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls over the subjective factors used in the ACL calculation including controls addressing:

  ○ Management's review of the reasonableness of the significant assumptions applied in the development of the subjective factors and the relevance to the loan segment to which they are applied.

  ○ Mathematical accuracy of the subjective factors applied to the loan segments in the ACL calculation.

- Substantively testing management's determination of the subjective factors used in the ACL estimate, including:

  - Testing management's process for developing the subjective factors, which included assessing the relevance and reliability of data used to develop the subjective factors, including evaluating their judgments and assumptions for reasonableness. Among other procedures, our evaluation considered evidence from internal and external sources.

  - Analytically evaluating the subjective factors for directional consistency, testing for reasonableness, and obtaining evidence for significant changes.

  - Testing the mathematical accuracy of the subjective factors applied to the loan segments in the ACL calculation.



Crowe LLP

We have served as the Corporation's auditor since 2005.

South Bend, Indiana
March 8, 2024

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2023	**2022**
	(In thousands, except share amounts)	
Assets		
Cash and due from banks	$ 68,208	$ 70,180
Interest bearing deposits	101,573	4,191
Cash and Cash Equivalents	169,781	74,371
Securities available for sale	679,350	779,347
Securities held to maturity (fair value of $318,606 at December 31, 2023 and $335,418 at December 31, 2022)	353,988	374,818
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	16,821	17,653
Loans held for sale, carried at fair value	12,063	26,518
Loans held for sale, carried at lower of cost or fair value	—	20,367
Loans		
Commercial	1,679,731	1,466,853
Mortgage	1,485,872	1,368,409
Installment	625,298	630,090
Total Loans	3,790,901	3,465,352
Allowance for credit losses	(54,658)	(52,435)
Net Loans	3,736,243	3,412,917
Other real estate and repossessed assets, net	569	455
Property and equipment, net	35,523	35,893
Bank-owned life insurance	54,341	55,204
Capitalized mortgage loan servicing rights, carried at fair value	42,243	42,489
Other intangibles	2,004	2,551
Goodwill	28,300	28,300
Accrued income and other assets	132,500	128,904
Total Assets	$5,263,726	$4,999,787
Liabilities and Shareholders' Equity		
Deposits		
Non-interest bearing	$1,076,093	$1,269,759
Savings and interest-bearing checking	1,905,701	1,973,308
Reciprocal	832,020	602,575
Time	524,325	321,492
Brokered time	284,740	211,935
Total Deposits	4,622,879	4,379,069
Other borrowings	50,026	86,006
Subordinated debt	39,510	39,433
Subordinated debentures	39,728	39,660
Accrued expenses and other liabilities	107,134	108,023
Total Liabilities	4,859,277	4,652,191
Commitments and contingent liabilities		
Shareholders' Equity		
Preferred stock, no par value, 200,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value, 500,000,000 shares authorized; issued and outstanding: 20,835,633 shares at December 31, 2023 and 21,063,971 shares at December 31, 2022	317,483	320,991
Retained earnings	159,108	119,368
Accumulated other comprehensive loss	(72,142)	(92,763)
Total Shareholders' Equity	404,449	347,596
Total Liabilities and Shareholders' Equity	$5,263,726	$4,999,787

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands, except per share amounts)		
INTEREST INCOME			
Interest and fees on loans	$197,725	$139,057	$116,644
Interest on securities			
Taxable	23,314	20,676	14,488
Tax-exempt	13,209	8,391	6,102
Other investments	5,429	884	846
Total Interest Income	239,677	169,008	138,080
INTEREST EXPENSE			
Deposits	75,075	14,151	4,465
Other borrowings and subordinated debt and debentures	8,273	5,296	3,850
Total Interest Expense	83,348	19,447	8,315
Net Interest Income	156,329	149,561	129,765
Provision for credit losses	6,210	5,341	(1,928)
Net Interest Income After Provision for Credit Losses	150,119	144,220	131,693
NON-INTEREST INCOME			
Interchange income	13,996	13,955	14,045
Service charges on deposit accounts	12,361	12,288	10,170
Net gains (losses) on assets			
Mortgage loans	7,436	6,431	35,880
Securities available for sale	(222)	(275)	1,411
Mortgage loan servicing, net	4,626	18,773	5,745
Other	12,479	10,737	9,392
Total Non-interest Income	50,676	61,909	76,643
NON-INTEREST EXPENSE			
Compensation and employee benefits	78,965	81,007	79,969
Data processing	11,862	10,183	10,823
Occupancy, net	7,908	8,907	8,794
Interchange expense	4,332	4,242	4,434
Furniture, fixtures and equipment	3,756	4,007	4,172
FDIC deposit insurance	3,005	2,142	1,396
Communications	2,406	2,871	3,080
Legal and professional	2,208	2,133	2,068
Loan and collection	2,174	2,657	3,172
Advertising	2,165	2,074	1,918
Costs related to unfunded lending commitments	424	599	1,207
Conversion related expense	—	50	1,827
Other	7,914	7,469	8,163
Total Non-interest Expense	127,119	128,341	131,023
Income Before Income Tax	73,676	77,788	77,313
Income tax expense	14,609	14,437	14,418
Net Income	$ 59,067	$ 63,351	$ 62,895
Net income per common share			
Basic	$ 2.82	$ 3.00	$ 2.91
Diluted	$ 2.79	$ 2.97	$ 2.88

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Net income	$59,067	$ 63,351	$ 62,895
Other comprehensive income (loss)			
Securities available for sale			
Unrealized gain (loss) arising during period	22,094	(95,263)	(10,644)
Net unrealized loss at time of transfer on securities available for sale transferred to held to maturity	—	(26,479)	—
Accretion of net unrealized losses on securities transferred to held to maturity	3,563	3,413	—
Reclassification adjustments for (gains) losses included in earnings	222	275	(1,411)
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale	25,879	(118,054)	(12,055)
Income tax expense (benefit)	5,435	(24,790)	(2,532)
Unrealized gains (losses) recognized in other comprehensive income (loss) on securities available for sale, net of tax	20,444	(93,264)	(9,523)
Derivative instruments			
Unrealized losses arising during period	(213)	—	—
Reclassification adjustment for expense recognized in earnings	437	—	—
Unrealized gains recognized in other comprehensive income (loss) on derivative instruments	224	—	—
Income tax expense	47	—	—
Unrealized gains recognized in other comprehensive income (loss) on derivative instruments, net of tax	177	—	—
Other comprehensive income (loss)	20,621	(93,264)	(9,523)
Comprehensive income (loss)	$79,688	$ (29,913)	$ 53,372

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	(Dollars in thousands, except per share amounts)			
Balances at December 31, 2020	$339,353	$ 40,145	$ 10,024	$389,522
Adoption of ASU 2016-13	—	(10,303)	—	(10,303)
Balances at December 31, 2020, as adjusted	339,353	29,842	10,024	379,219
Net income for 2021	—	62,895	—	62,895
Cash dividends declared, $0.84 per share	—	(18,155)	—	(18,155)
Repurchase of 814,910 shares of common stock	(17,269)	—	—	(17,269)
Issuance of 40,350 shares of common stock	61	—	—	61
Share based compensation (issuance of 128,018 shares of common stock)	1,947	—	—	1,947
Share based compensation withholding obligation (withholding of 36,222 shares of common stock)	(691)	—	—	(691)
Other comprehensive loss	—	—	(9,523)	(9,523)
Balances at December 31, 2021	323,401	74,582	501	398,484
Net income for 2022	—	63,351	—	63,351
Cash dividends declared, $0.88 per share	—	(18,565)	—	(18,565)
Repurchase of 181,586 shares of common stock	(4,010)	—	—	(4,010)
Issuance of 40,532 shares of common stock	77	—	—	77
Share based compensation (issuance of 62,114 shares of common stock)	2,143	—	—	2,143
Share based compensation withholding obligation (withholding of 28,125 shares of common stock)	(620)	—	—	(620)
Other comprehensive loss	—	—	(93,264)	(93,264)
Balances at December 31, 2022	320,991	119,368	(92,763)	347,596
Net income for 2023	—	59,067	—	59,067
Cash dividends declared, $0.92 per share	—	(19,327)	—	(19,327)
Repurchase of 298,601 shares of common stock	(5,157)	—	—	(5,157)
Issuance of 28,583 shares of common stock	70	—	—	70
Share based compensation (issuance of 77,211 shares of common stock)	2,229	—	—	2,229
Share based compensation withholding obligation (withholding of 35,531 shares of common stock)	(650)	—	—	(650)
Other comprehensive loss	—	—	20,621	20,621
Balances at December 31, 2023	$317,483	$159,108	$(72,142)	$404,449

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Net Income	$ 59,067	$ 63,351	$ 62,895
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
Proceeds from sales of loans held for sale	356,207	549,079	1,283,741
Disbursements for loans held for sale	(334,174)	(514,244)	(1,210,897)
Provision for credit losses	6,210	5,341	(1,928)
Deferred income tax (benefit) expense	215	(359)	1,912
Net deferred loan fees (costs)	1,244	(4,155)	(7,857)
Net depreciation, amortization of intangible assets and premiums and accretion of discounts on securities, loans and interest bearing deposits - time	10,019	10,827	12,130
Net gains on mortgage loans	(7,436)	(6,431)	(35,880)
Net (gains) losses on securities available for sale	222	275	(1,411)
Share based compensation	2,229	2,143	1,947
Increase in accrued income and other assets	(14,617)	(25,843)	(11,669)
Increase (decrease) in accrued expenses and other liabilities	(3,597)	14,648	17,171
Total Adjustments	16,522	31,281	47,259
Net Cash From Operating Activities	75,589	94,632	110,154
CASH FLOW USED IN INVESTING ACTIVITIES			
Proceeds from the sale of securities available for sale	278	70,523	85,371
Proceeds from maturities, prepayments and calls of securities available for sale	122,806	167,550	375,723
Proceeds from maturities, prepayments and calls of securities held to maturity	22,317	21,964	—
Purchases of securities available for sale	—	(137,550)	(824,348)
Purchases of securities held to maturity	(1,740)	(2,658)	—
Proceeds from the redemption of Federal Home Loan Bank stock	1,310	774	—
Purchase of Federal Home Loan Bank stock	(478)	—	—
Net increase in portfolio loans (loans originated, net of principal payments)	(361,609)	(606,069)	(205,539)
Proceeds from the sale of portfolio loans	56,561	63,564	10,032
Proceeds from the sale of other real estate and repossessed assets	650	723	1,004
Proceeds from bank-owned life insurance	1,336	433	467
Proceeds from the sale of property and equipment	1,648	1,833	63
Capital expenditures	(6,024)	(5,679)	(5,837)
Net Cash Used in Investing Activities	(162,945)	(424,592)	(563,064)
CASH FLOW FROM FINANCING ACTIVITIES			
Net increase in total deposits	243,810	261,979	479,735
Net increase (decrease) in other borrowings	(60,980)	60,997	(3)
Proceeds from Federal Home Loan Bank advances	135,000	290,000	100,000
Payments of Federal Home Loan Bank advances	(110,000)	(295,000)	(100,000)
Dividends paid	(19,327)	(18,565)	(18,155)
Proceeds from issuance of common stock	70	77	61
Repurchase of common stock	(5,157)	(4,010)	(17,269)
Share based compensation withholding obligation	(650)	(620)	(691)
Net Cash From Financing Activities	182,766	294,858	443,678
Net Increase (Decrease) in Cash and Cash Equivalents	95,410	(35,102)	(9,232)
Cash and Cash Equivalents at Beginning of Year	74,371	109,473	118,705
Cash and Cash Equivalents at End of Year	$ 169,781	$ 74,371	$ 109,473
Cash paid during the year for			
Interest	$ 79,101	$ 17,657	$ 8,419
Income taxes	16,100	10,040	14,059
Transfers to other real estate and repossessed assets	783	719	253
Right of use assets obtained in exchange for lease obligations	865	791	283
Transfer of securities available for sale to held to maturity	—	391,618	—
Transfer of mortgage loans to held for sale	—	20,367	34,811

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

The accounting and reporting policies and practices of Independent Bank Corporation and subsidiaries ("IBCP") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Our critical accounting policies include the determination of the allowance for credit losses and the valuation of capitalized mortgage loan servicing rights. We are required to make material estimates and assumptions that are particularly susceptible to changes in the near term as we prepare the consolidated financial statements and report amounts for each of these items. Actual results may vary from these estimates.

Our subsidiary, Independent Bank ("Bank"), transacts business in the single industry of commercial banking. Our Bank's activities cover traditional phases of commercial banking, including checking and savings accounts, commercial lending, direct and indirect consumer financing and mortgage lending. Our principal markets are the rural and suburban communities across Lower Michigan that are served by our Bank's branches and loan production offices as well as one loan production facility in Ohio. At December 31, 2023, 70.8% of our Bank's loan portfolio was secured by real estate.

PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of Independent Bank Corporation and its subsidiaries. The income, expenses, assets and liabilities of the subsidiaries are included in the respective accounts of the consolidated financial statements, after elimination of all intercompany accounts and transactions.

STATEMENTS OF CASH FLOWS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold. Generally, federal funds are sold for one-day periods. We report net cash flows for customer loan and deposit transactions and for short-term borrowings.

INTEREST BEARING DEPOSITS — Interest bearing deposits consist of overnight deposits with the Federal Reserve Bank.

LOANS HELD FOR SALE — Mortgage loans originated and intended for sale in the secondary market are carried at fair value. Fair value adjustments, as well as realized gains and losses, are recorded in current earnings. Certain portfolio loans were reclassified to held for sale as of December 31, 2022, were carried at the lower of cost or fair value on an aggregate loan basis and were sold during the first quarter of 2023.

OPERATING SEGMENTS — While chief decision-makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated as one single unit. Discrete financial information is not available other than on a consolidated basis for material lines of business.

CAPITALIZED MORTGAGE LOAN SERVICING RIGHTS — We account for our capitalized mortgage loan servicing rights under the fair value method of accounting. We recognize as separate assets the rights to service mortgage loans for others. The fair value of capitalized mortgage loan servicing rights has been determined based upon fair value indications for similar servicing. Under the fair value method we measure capitalized mortgage loan servicing rights at fair value at each reporting date and report changes in fair value of capitalized mortgage loan servicing rights in earnings in the period in which the changes occur and are included in mortgage loan servicing, net in the Consolidated Statements of Operations. The fair value of capitalized mortgage loan servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Mortgage loan servicing income is recorded for fees earned for servicing loans previously sold. The fees are generally based on a contractual percentage of the outstanding principal and are recorded as income when earned. Mortgage loan servicing fees, excluding fair value changes of capitalized mortgage loan servicing rights, totaled $8.8 million, $8.6 million and $7.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Late fees and ancillary fees related to loan servicing are not material.

TRANSFERS OF FINANCIAL ASSETS — Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from us, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SECURITIES — We classify our securities as equity, trading, held to maturity ("HTM") or available for sale ("AFS"). Equity securities are investments in certain equity stocks and are reported at fair value with realized and unrealized gains and losses included in earnings. Trading securities are bought and held principally for the purpose of selling them in the near term and are reported at fair value with realized and unrealized gains and losses included in earnings. Securities HTM represent those securities for which we have the positive intent and ability to hold until maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the level-yield method. During 2022 we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to HTM. See note #3 for further discussion of this transfer. We did not have any equity securities or trading securities at December 31, 2023 and 2022. Securities AFS represent those securities not classified as equity, trading or held to maturity and are reported at fair value with unrealized gains and losses, net of applicable income taxes reported in other comprehensive income (loss).

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses ("ACL") is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes.

The ACL on securities HTM is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit losses. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics and consider historical credit loss information. Accrued interest receivable on securities HTM is excluded from the estimate of credit losses. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) long-term historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities.

Gains and losses realized on the sale of securities available for sale are determined using the specific identification method and are recognized on a trade-date basis.

FEDERAL HOME LOAN BANK ("FHLB") STOCK — Our Bank subsidiary is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

FEDERAL RESERVE BANK ("FRB") STOCK — Our Bank subsidiary is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income in interest income-other investments on the Consolidated Statements of Operations.

LOAN REVENUE RECOGNITION — Interest on loans is accrued based on the principal amounts outstanding. In general, the accrual of interest income is discontinued when a loan becomes 90 days past due for commercial loans and installment loans and when a loan misses four consecutive payments for mortgage loans and the borrower's capacity to repay the loan and collateral values appear insufficient for each loan class. However, loans may be placed on non-accrual status regardless of whether or not such loans are considered past due if, in management's opinion, the borrower is unable to meet payment obligations as they become due or as required by regulatory provisions. All interest accrued but not received for all loans placed on non-accrual is reversed from interest income. Payments on such loans are generally applied to the principal balance until qualifying to be returned to accrual status. A non-accrual loan may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible. Delinquency status for all classes in the commercial and installment loan portfolio segments is based on the actual number of days past due as required by the contractual terms of the loan agreement while delinquency status for mortgage loan portfolio segment classes is based on the number of payments past due.

Certain loan fees and direct loan origination costs are deferred and recognized as an adjustment of yield generally over the contractual life of the related loan. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized generally over the contractual life of the loan as an adjustment of yield. Fees on commitments that expire unused are recognized at expiration. Fees received for letters of credit are recognized as revenue over the life of the commitment.

ALLOWANCE FOR CREDIT LOSSES — Our loan portfolio is disaggregated into segments for purposes of determining the ACL which include commercial, mortgage and installment loans. These segments are further disaggregated into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan segment include (i) commercial and industrial and (ii) commercial real estate. Classes within the mortgage loan segment include (i) 1-4 family owner occupied - jumbo, (ii) 1-4 family owner occupied - non-jumbo, (iii) 1-4 family non-owner occupied (iv) 1-4 family - 2nd lien and (v) resort lending. Classes within the installment loan segment include (i) boat lending, (ii) recreational vehicle lending, and (iii) other. Commercial loans are subject to adverse market conditions which may impact the borrower's ability to make repayment on the loan or could cause a decline in the value of the collateral that secures the loan. Mortgage and installment loans are subject to adverse employment conditions in the local economy which could increase default rates. In addition, mortgage loans and real estate based installment loans are subject to adverse market conditions which could cause a decline in the value of collateral that secures the loan. For an analysis of the ACL by portfolio segment and credit quality information by class, see note #4.

We estimate the ACL based on relevant available information from both internal and external sources, including historical loss trends, current conditions and forecasts, specific analysis of individual loans, and other relevant and appropriate factors. The allowance process is designed to provide for expected future losses based on our reasonable and supportable (''R&S'') forecast as of the reporting date. Our ACL process is administered by our Risk Management group utilizing a third party software solution, with significant input and ultimate approval from our Executive Enterprise Risk Committee. Further, we have established a current expected credit loss (''CECL'') Forecast Committee, which includes a cross discipline structure with membership from Executive Management, Risk Management, and Accounting, which approves ACL model assumptions each quarter. Our ACL is comprised of three principal elements: (i) specific analysis of individual loans identified during the review of the loan portfolio, (ii) pooled analysis of loans with similar risk characteristics based on historical experience, adjusted for current conditions, R&S forecasts, and expected prepayments, and (iii) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or the general terms of the loan portfolio.

The first ACL element (specific allocations) includes loans that do not share similar risk characteristics and are evaluated on an individual basis. We will typically evaluate on an individual basis loans that are on nonaccrual; commercial loans that have been modified resulting in a concession, for which the borrower is experiencing financial difficulties, and which are considered troubled loan modifications; and severely delinquent mortgage and installment loans. When we determine that foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of underlying collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for estimated selling costs. For loans evaluated on an individual basis that are not determined to be collateral dependent, a discounted cash flow analysis is performed to determine expected credit losses.

The second ACL element (pooled analysis) includes loans with similar risk characteristics, which are broken down by segment, class, and risk metric. The Bank's primary segments of commercial, mortgage, and installment loans are further classified by other relevant attributes, such as collateral type, lien position, occupancy status, amortization method, and balance size. Commercial classes are additionally segmented by risk rating, and mortgage and installment loan classes by credit score tier, which are updated at least semi-annually.

We utilize a discounted cash flow ("DCF") model to estimate expected future losses for pooled loans. Expected future cash flows are developed from payment schedules over the contractual term, adjusted for forecasted default (probability of default), loss, and prepayment assumptions. We are not required to develop forecasts over the full contractual term of the financial asset or group of financial assets. Rather, for periods beyond which we are able to make or obtain R&S forecasts of expected credit losses, we revert to the long term average on a straight line or immediate basis, as determined by our CECL Forecast Committee, and which may vary depending on the economic outlook and uncertainty.

The DCF model for the mortgage and installment pooled loan segments includes using probability of default ("PD") assumptions that are derived through regression analysis with forecasted US unemployment levels by credit score tier. We review a composite forecast of approximately 50 analysts as well as the Federal Open Market Committee ("FOMC") projections in setting the unemployment forecast for the R&S period. The current ACL utilizes a one year R&S forecast followed by immediate reversion to the 30 year average unemployment rate. PD assumptions for the remaining segments are based primarily on historical rates by risk metric as defaults were not strongly correlated with any economic indicator. Loss given default ("LGD") assumptions for the mortgage loan segment are based on a two year forecast followed by a two year straight line reversion period to the longer term average, while LGD rates for the remaining segments are the historical average for the entire period. Prepayment assumptions represent average rates per segment for a period determined by the CECL Forecast Committee and as calculated through the Bank's Asset and Liability Management program.

Pooled reserves for the commercial loan segment are calculated using the DCF model with assumptions generally based on historical averages by class and risk rating. Effective risk rating practices allow for strong predictability of defaults and losses over the portfolio's expected shorter duration, relative to mortgage and installment loans. Our rating system is similar to those employed by state and federal banking regulators.

The third ACL element (additional allocations based on subjective factors) is based on factors that cannot be associated with a specific credit or loan category and reflects our attempt to ensure that the overall ACL appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. We adjust our quantitative model for certain qualitative factors to reflect the extent to which management expects current conditions and R&S forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The qualitative framework reflects changes related to relevant data, such as changes in asset quality trends, portfolio growth and composition, national and local economic factors, credit policy and administration and other factors not considered in the base quantitative model. We utilize a survey completed by business unit management throughout the Bank, as well as discussion with the CECL Forecast Committee to establish reserves under the qualitative framework.

On January 1, 2021 we adopted Accounting Standards Update 2016-13, "Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments" using the modified retrospective method for all financial assets measured at amortized cost and unfunded lending commitments. Prior to January 1, 2021, the calculation of the allowance was based on the probable incurred loss methodology.

Increases in the ACL are recorded by a provision for credit losses charged to expense. Although we periodically allocate portions of the ACL to specific loans and loan portfolios, the entire ACL is available for losses.

We generally charge-off commercial, homogenous residential mortgage and installment loans when they are deemed uncollectible or reach a predetermined number of days past due based on loan product, industry practice and other factors. Collection efforts may continue and recoveries may occur after a loan is charged against the ACL.

While we use relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

PROPERTY AND EQUIPMENT — Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Buildings are generally depreciated over a period not exceeding 39 years and equipment is generally depreciated over periods not exceeding 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful life or lease period.

BANK OWNED LIFE INSURANCE — We have purchased a group flexible premium non-participating variable life insurance contract on approximately 256 lives (who were salaried employees at the time we purchased the contract) in order to recover the cost of providing certain employee benefits. Bank owned life insurance is recorded at its cash surrender value or the amount that can be currently realized.

OTHER REAL ESTATE AND REPOSSESSED ASSETS — Other real estate at the time of acquisition is recorded at fair value, less estimated costs to sell, which becomes the property's new basis. Fair value is typically determined by a third party appraisal of the property. Any write-downs at date of acquisition are charged to the ACL. Expense incurred in maintaining other real estate and subsequent write-downs to reflect declines in value and gains or losses on the sale of other real estate are recorded in non-interest expense in the Consolidated Statements of Operations. Non-real estate repossessed assets are treated in a similar manner.

OTHER INTANGIBLES — Other intangible assets consist of core deposits. They are initially measured at fair value and then are amortized on both straight-line and accelerated methods over their estimated useful lives, which range from 10 to 15 years.

GOODWILL — Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. We have selected December 31 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on our Consolidated Statements of Financial Condition.

INCOME TAXES — We employ the asset and liability method of accounting for income taxes. This method establishes deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates expected to be in effect when such amounts are realized or settled. Under this method, the effect of a change in tax rates is recognized in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance for that portion of the asset for which it is more likely than not that it will not be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.

We recognize interest and/or penalties related to income tax matters in income tax expense in the Consolidated Statements of Operations.

We file a consolidated federal income tax return. Intercompany tax liabilities are settled as if each subsidiary filed a separate return.

COMMITMENTS TO EXTEND CREDIT AND RELATED FINANCIAL INSTRUMENTS — Financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. In general, we use a similar methodology to estimate our liability for these off-balance sheet credit exposures as we do for our ACL. For commercial related commitments, we estimate liability using our loan rating system and for mortgage and installment commitments we estimate liability principally upon historical loss experience. Our estimated liability for off balance sheet commitments is included in accrued expenses and other liabilities in our Consolidated Statements of Financial Condition and any charge or recovery is recorded in non-interest expense – costs related to unfunded lending commitments in our Consolidated Statements of Operations.

DERIVATIVE FINANCIAL INSTRUMENTS — We record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

At the inception of the derivative we designate the derivative as one of three types based on our intention and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("Fair Value Hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("Cash Flow Hedge"), or (3) an instrument with no hedging designation. For a Fair Value Hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in interest income in our Consolidated Statements of Operations. For a Cash Flow Hedge, the gain or loss on the derivative is reported in other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For instruments with no hedging designation, the gain or loss on the derivative is reported in earnings. These free standing instruments primarily consist of (i) mortgage banking related derivatives and include rate-lock loan commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and mandatory forward commitments for the future delivery of these mortgage loans and (ii) certain pay-fixed and pay-variable interest rate swap agreements related to commercial loan customers. The fair value of rate-lock mortgage loan commitments is based on agency cash window loan pricing for comparable assets and the fair value of mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets. We enter into mandatory forward commitments for the future delivery of mortgage loans generally when interest rate locks are entered into in order to hedge the change in interest rates resulting from our commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on mortgage loans in the Consolidated Statements of Operations. Fair values of the pay-fixed and pay-variable interest rate swap agreements are derived from proprietary models which utilize current market data and are included in net interest income in the Consolidated Statements of Operations.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in net interest income in the Consolidated Statements of Operations. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income (mortgage banking related derivatives) or net interest income (interest rate swap agreements) in the Consolidated Statements of Operations. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

We formally document the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions, at the inception of the hedging relationship. This documentation includes linking Fair Value or Cash Flow Hedges to specific assets and liabilities on the Consolidated Statements of Financial Condition or to specific firm commitments or forecasted transactions. We discontinue hedge accounting when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded in earnings. When a Fair Value Hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a Cash Flow Hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income (loss) are amortized into earnings over the same periods which the hedged transactions will affect earnings.

COMPREHENSIVE INCOME (LOSS) — Comprehensive income (loss) consists of net income and unrealized gains and losses, net of tax, on securities available for sale and derivative instruments classified as cash flow hedges.

NET INCOME PER COMMON SHARE — Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and participating share awards. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. For diluted net income per common share, net income is divided by the weighted average number of common shares outstanding during the period plus the assumed exercise of stock options, performance share units and stock units for a deferred compensation plan for non-employee directors.

SHARE BASED COMPENSATION — Cost is recognized for non-vested share awards issued to employees based on the fair value of these awards at the date of grant. A simulation analysis which considers potential outcomes for a large number of independent scenarios is utilized to estimate the fair value of performance share units and the market price of our common stock at the date of grant is used for other non-vested share awards. Cost is recognized over the required service period, generally defined as the vesting period. Forfeitures are recognized as they occur. Cost is also recognized for stock issued to non-employee directors. These shares vest immediately and cost is recognized during the period they are issued.

COMMON STOCK — At December 31, 2023, 0.1 million shares of common stock were reserved for issuance under the dividend reinvestment plan, 0.6 million shares of common stock were reserved for issuance under our long-term incentive plan and 0.2 million shares of common stock were reserved for issuance under our non-employee director stock purchase plan.

RECLASSIFICATION — Certain amounts in the 2022 and 2021 consolidated financial statements have been reclassified to conform to the 2023 presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS — In March, 2022, the Financial Accounting Standards Board (''FASB'') issued Accounting Standards Update (''ASU'') 2022-02, ''Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructuring and Vintage Disclosures''. This ASU eliminates the troubled debt restructuring (''TDR'') accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (''CECL'') model. In lieu of the TDR accounting model, creditors now will apply the general loan modification guidance in Subtopic 310-20 to all loan modifications, including modifications made for borrowers experiencing financial difficulty. Under the general loan modification guidance, a modification is treated as a new loan only if the terms of the new loan are at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks, and modifications to the terms of the original loan are more than minor. If either condition is not met, the modification is accounted for as the continuation of the old loan with any effect of the modification treated as a prospective adjustment to the loan's effective interest rate. In addition, this ASU requires the disclosure of gross charge-offs recorded in the current period for financing receivables by origination year. For entities that have adopted Topic 326, ASU 2022-02 takes effect in reporting periods beginning after December 15, 2022, with early adoption permitted. The adoption of this ASU on January 1, 2023, did not have a material impact on our Condensed Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, ''Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting'' and in December 2022 the FASB issued ASU 2022-06, ''Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848''. These new ASUs provide temporary optional expedients and exceptions to GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. Entities can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform, if certain criteria are met. Entities that make such elections would not have to remeasure contracts at the modification date or reassess a previous accounting determination. Entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met.

We formed a cross-functional project team to lead the transition from LIBOR to an adoption of reference rates that include Secured Overnight Financing Rate (''SOFR''). We utilized the timeline guidance published by the Alternative Reference Rates Committee to develop and achieve internal milestones during this transitional period. We discontinued the use of new LIBOR-based loans and interest rate derivatives as of December 31, 2021, according to regulatory guidelines. The amended guidance under Topic 848 and our ability to elect its temporary optional expedients and exceptions are effective for us through December 31, 2024.

In March, 2023, the FASB issued ASU 2023-02, ''Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)''. This ASU expands the use of the proportional amortization method of accounting — currently allowed only for investments in low-income housing tax credit (''LIHTC'') structures — to equity investments in other tax credit structures that meet certain criteria. Common tax credit programs that investors access via tax equity structures and that may now be eligible for application of the proportional amortization method include:

new markets tax credits, historic rehabilitation tax credit programs, and renewable energy tax credit programs. This ASU takes effect in reporting periods beginning after December 15, 2023, with early adoption permitted. We do not expect the adoption of this this ASU to have a material impact on our Condensed Consolidated Financial Statements.

In November, 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 323): Improvements to Reportable Segment Disclosures". This ASU enhances disclosures of significant segment expenses by requiring entities to disclose significant segment expenses regularly provided to the chief operating decision maker, extend certain annual disclosures to interim periods, and permit more than one measure of segment profit or loss to be reported under certain conditions. This ASU takes effect in reporting periods beginning after December 15, 2023, with early adoption permitted. We do not expect the adoption of this ASU to have a material impact on our Consolidated Financial Statements.

In December, 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". This ASU modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). This ASU also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. This ASU takes effect in reporting periods beginning after December 15, 2024, with early adoption permitted. We do not expect the adoption of this ASU to have a material impact on our Consolidated Financial Statements.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

During March 2020 the FRB, in response to the COVID-19 pandemic, reduced our Bank's reserve balance requirements to zero. Prior to that time our Bank was required to maintain reserve balances in the form of vault cash and balances with the FRB. The average reserve balances to be maintained during 2023 and 2022 were zero. We do not maintain compensating balances with correspondent banks. We may also be required to maintain reserve balances related to certain mortgage banking related derivatives not classified as hedges. These balances are held at unrelated financial institutions and totaled $0.3 million and $0.3 million at December 31, 2023 and 2022.

NOTE 3 – SECURITIES

Securities AFS consist of the following at December 31:

	Amortized Cost	Unrealized		Fair Value
		Gains	Losses	
		(In thousands)		
2023				
U.S. agency	$ 10,299	$ 5	$ 797	$ 9,507
U.S. agency residential mortgage-backed	90,195	3	8,981	81,217
U.S. agency commercial mortgage-backed	13,706	—	1,409	12,297
Private label mortgage-backed	93,527	249	7,307	86,469
Other asset backed	114,867	3	1,939	112,931
Obligations of states and political subdivisions	341,177	204	38,644	302,737
Corporate	79,296	—	6,046	73,250
Trust preferred	983	—	41	942
Total	$744,050	$464	$65,164	$679,350
2022				
U.S. agency	$ 13,191	$ 10	$ 1,100	$ 12,101
U.S. agency residential mortgage-backed	100,700	19	10,261	90,458
U.S. agency commercial mortgage-backed	15,047	—	1,594	13,453
Private label mortgage-backed	102,196	245	8,596	93,845
Other asset backed	200,755	—	6,030	194,725
Obligations of states and political subdivisions	346,187	55	50,565	295,677
Corporate	87,308	—	9,151	78,157
Trust preferred	979	—	48	931
Total	$866,363	$329	$87,345	$779,347

Securities HTM consist of the following at December 31:

	Carrying Value	Transferred Unrealized Loss[1]	ACL	Amortized Cost	Unrealized		Fair Value
					Gains	Losses	
				(In thousands)			
2023							
U.S. agency	$ 25,768	$ 1,603	$ —	$ 27,371	$ —	$ 4,892	$ 22,479
U.S. agency residential mortgage-backed	108,770	9,715	—	118,485	—	23,849	94,636
U.S. agency commercial mortgage-backed	4,146	153	—	4,299	—	460	3,839
Private label mortgage-backed	7,302	302	4	7,608	—	854	6,754
Obligations of states and political subdivisions	161,352	6,879	33	168,264	88	18,807	149,545
Corporate	45,702	803	116	46,621	780	7,033	40,368
Trust preferred	948	48	4	1,000	—	15	985
Total	$353,988	$19,503	$157	$373,648	$868	$55,910	$318,606
2022							
U.S. agency	$ 27,634	$ 1,839	$ —	$ 29,473	$ —	$ 5,066	$ 24,407
U.S. agency residential mortgage-backed	117,650	10,845	—	128,495	—	25,239	103,256
U.S. agency commercial mortgage-backed	4,798	228	—	5,026	—	596	4,430
Private label mortgage-backed	7,242	416	1	7,659	—	997	6,662

	Carrying Value	Transferred Unrealized Loss[1]	ACL	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
				(In thousands)			
Obligations of states and political subdivisions	168,134	8,555	39	176,728	11	25,591	151,148
Corporate	48,418	1,130	123	49,671	—	5,156	44,515
Trust preferred	942	53	5	1,000	—	—	1,000
Total	$374,818	$23,066	$168	$398,052	$11	$62,645	$335,418

---

(1) Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

On April 1, 2022, we transferred certain securities AFS with an amortized cost and unrealized loss at the date of transfer of $418.1 million and $26.5 million, respectively to HTM. The transfer was made at fair value, with the unrealized loss becoming part of the purchase discount which will be accreted over the remaining life of the securities. The other comprehensive loss component is separated from the remaining available for sale securities and is accreted over the remaining life of the securities transferred. We have the ability and intent to hold these securities until they mature, at which time we expect to receive full value for these securities.

Our investments' gross unrealized losses and fair values for securities AFS aggregated by investment type and length of time that individual securities have been at a continuous unrealized loss position, at December 31 follows:

	Less Than Twelve Months		Twelve Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
2023						
U.S. agency	$ 130	$ —	$ 8,453	$ 797	$ 8,583	$ 797
U.S. agency residential mortgage-backed	358	1	80,008	8,980	80,366	8,981
U.S. agency commercial mortgage-backed	—	—	12,297	1,409	12,297	1,409
Private label mortgage-backed	6,285	356	79,507	6,951	85,792	7,307
Other asset backed	7,714	88	97,203	1,851	104,917	1,939
Obligations of states and political subdivisions	—	—	301,038	38,644	301,038	38,644
Corporate	—	—	73,249	6,046	73,249	6,046
Trust preferred	—	—	942	41	942	41
Total	$ 14,487	$ 445	$652,697	$64,719	$667,184	$65,164
2022						
U.S. agency	$ 8,244	$ 799	$ 2,587	$ 301	$ 10,831	$ 1,100
U.S. agency residential mortgage-backed	33,784	1,920	54,793	8,341	88,577	10,261
U.S. agency commercial mortgage-backed	1,609	73	11,844	1,521	13,453	1,594
Private label mortgage-backed	39,954	2,582	53,346	6,014	93,300	8,596
Other asset backed	110,859	2,657	83,802	3,373	194,661	6,030
Obligations of states and political subdivisions	56,455	10,216	231,705	40,349	288,160	50,565
Corporate	24,876	1,737	51,293	7,414	76,169	9,151
Trust preferred	—	—	931	48	931	48
Total	$275,781	$19,984	$490,301	$67,361	$766,082	$87,345

Securities AFS in unrealized loss positions are evaluated quarterly for impairment related to credit losses. For securities AFS in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities AFS that do not meet this criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, adverse conditions specifically related to the security and the issuer and the impact of changes in market interest rates on the market value of the security, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an ACL is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss), net of applicable taxes. No ACL for securities AFS was needed at December 31, 2023 and 2022. Accrued interest receivable on securities AFS totaled $4.6 million and $4.7 million at December 31, 2023 and 2022, respectively and is excluded from the estimate of credit losses and is included in accrued income and other assets in the Consolidated Statements of Financial Condition.

U.S. agency, U.S. agency residential mortgage-backed and U.S. agency commercial mortgage backed securities — at December 31, 2023, we had 31 U.S. agency, 169 U.S. agency residential mortgage-backed and 11 U.S. agency commercial mortgage-backed securities whose fair value is less than amortized cost. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. The unrealized losses are largely attributed to widening spreads to Treasury bonds and/or an increase in interest rates since acquisition.

Private label mortgage backed, other asset backed and corporate securities — at December 31, 2023, we had 88 private label mortgage backed, 104 other asset backed, and 76 corporate securities whose fair value is less than amortized cost. The unrealized losses are primarily due to credit spread widening and/or an increase in interest rates since acquisition.

Obligations of states and political subdivisions — at December 31, 2023, we had 327 municipal securities whose fair value is less than amortized cost. The unrealized losses are primarily due to an increase in interest rates since acquisition.

Trust preferred securities — at December 31, 2023, we had one trust preferred security whose fair value is less than amortized cost. This trust preferred securities is a single issue security issued by a trust subsidiary of a bank holding company. The pricing of trust preferred securities has suffered from credit spread widening. This security is rated by a major rating agency as investment grade.

At December 31, 2023 management does not intend to liquidate any of the securities discussed above and it is more likely than not that we will not be required to sell these securities prior to recovery of these unrealized losses.

We recorded no credit related charges in our Consolidated Statements of Operations related to securities available for sale during 2023, 2022, and 2021.

The ACL on securities HTM is a contra asset valuation account that is deducted from the carrying amount of securities HTM to present the net amount expected to be collected. Securities HTM are charged off against the ACL when deemed uncollectible. Adjustments to the ACL are reported in our Consolidated Statements of Operations in provision for credit losses. We measure expected credit losses on securities HTM on a collective basis by major security type with each type sharing similar risk characteristics and consider historical credit loss information. Accrued interest receivable on securities HTM totaled $1.8 million and $1.8 million at December 31, 2023 and 2022, respectively and is excluded from the estimate of credit losses and is included in accrued income and other assets in the Consolidated Statements of Financial Condition. With regard to U.S. Government-sponsored agency and mortgage-backed securities (residential and commercial), all these securities are issued by a U.S. government-sponsored entity and have an implicit or explicit government guarantee; therefore, no allowance for credit losses has been recorded for these securities. With regard to obligations of states and political subdivisions, private label-mortgage-backed, corporate and trust preferred securities HTM, we consider (1) issuer bond ratings, (2) historical loss rates for given bond ratings, (3) the financial condition of the issuer, and (4) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities. Historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. During the first quarter of 2023, one corporate security (Signature Bank) defaulted resulting in a $3.0 million provision for credit losses and a corresponding full charge-off. Subsequent to this security's charge-off, a portion of its fair value had recovered and was subsequently sold during the first quarter of 2024 for $1.1 million during which period we expect to record that amount as a recovery to the ACL. Despite this lone security loss, the long-term historical loss rates associated with securities having similar grades as those in our portfolio have been insignificant. Furthermore, as of December 31, 2023 and 2022, there were no past due principal and interest payments associated with these securities. At those same dates an allowance for credit losses of $157,000 and $168,000, respectively was recorded on non U.S. agency securities HTM based on applying the long-term historical credit loss rate, as published by credit rating agencies, for similarly rated securities.

On a quarterly basis, we monitor the credit quality of securities HTM through the use of credit ratings. The carrying value of securities HTM at December 31, aggregated by credit quality follow:

	Private Label Mortgage-Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Carrying Value Total
			(In thousands)		
2023					
Credit rating:					
AAA	$7,302	$ 36,629	$ —	$ —	$ 43,931
AA	—	102,583	—	—	102,583
A	—	3,172	6,923	—	10,095
BBB	—	856	33,913	—	34,769
BB	—	—	1,943	—	1,943
Non-rated	—	18,112	2,923	948	21,983
Total	$7,302	$161,352	$45,702	$948	$215,304
2022					
Credit rating:					
AAA	$7,242	$ 32,876	$ —	$ —	$ 40,118
AA	—	110,033	—	—	110,033
A	—	3,917	6,900	—	10,817
BBB	—	1,167	38,621	—	39,788
Non-rated	—	20,141	2,897	942	23,980
Total	$7,242	$168,134	$48,418	$942	$224,736

An analysis of the ACL by security HTM type for the year ended December 31, follows:

	Private Label Mortgage-Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Total
			(In thousands)		
2023					
Balance at beginning of period	$ 1	$39	$ 123	$ 5	$ 168
Additions (deductions)					
Provision for credit losses	3	(6)	2,993	(1)	2,989
Recoveries credited to the allowance	—	—	—	—	—
Securities HTM charged against the allowance	—	—	(3,000)	—	(3,000)
Balance at end of period	$ 4	$33	$ 116	$ 4	$ 157

	Private Label Mortgage-Backed	Obligations of States and Political Subdivisions	Corporate	Trust Preferred	Total
			(In thousands)		
2022					
Balance at beginning of period	$—	$—	$ —	$—	$ —
Additions (deductions)					
Provision for credit losses	1	39	123	5	168
Recoveries credited to the allowance	—	—	—	—	—
Securities HTM charged against the allowance	—	—	—	—	—
Balance at end of period	$ 1	$39	$123	$ 5	$168

The amortized cost and fair value of securities AFS and securities HTM at December 31, 2023, by contractual maturity, follow:

	Securities AFS		Securities HTM	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Maturing within one year	$ 5,471	$ 5,382	$ 4,881	$ 4,874
Maturing after one year but within five years	153,786	141,420	55,292	50,856
Maturing after five years but within ten years	67,713	59,667	99,383	85,409
Maturing after ten years	204,785	179,967	83,700	72,238
	431,755	386,436	243,256	213,377
U.S. agency residential mortgage-backed	90,195	81,217	118,485	94,636
U.S. agency commercial mortgage-backed	13,706	12,297	4,299	3,839
Private label mortgage-backed	93,527	86,469	7,608	6,754
Other asset backed	114,867	112,931	—	—
Total	$744,050	$679,350	$373,648	$318,606

The actual maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

A summary of proceeds from the sale of securities available for sale and gains and losses for the years ended December 31 follow:

		Realized	
	Proceeds	Gains	Losses
	(In thousands)		
2023	$ 278	$ —	$222
2022	70,523	164	439
2021	85,371	1,475	64

Securities AFS and HTM with a fair value of $103.6 million and zero at December 31, 2023 and 2022, respectively, were pledged to secure borrowings, derivatives, public deposits and for other purposes as required by law. There were no investment obligations of state and political subdivisions that were payable from or secured by the same source of revenue or taxing authority that exceeded 10% of consolidated total shareholders' equity at December 31, 2023 or 2022.

NOTE 4 – LOANS

Our loan portfolios by class at December 31 follow:

	2023	2022
	(In thousands)	
Commercial		
Commercial and industrial	$ 810,145	$ 732,463
Commercial real estate	869,586	734,390
Total commercial	1,679,731	1,466,853
Mortgage		
1-4 family owner occupied - jumbo	859,236	752,563
1-4 family owner occupied - non-jumbo	301,172	285,632
1-4 family non-owner occupied	173,816	183,100
1-4 family - 2nd lien	116,032	105,277
Resort lending	35,616	41,837
Total mortgage	1,485,872	1,368,409
Installment		
Boat lending	268,648	252,965
Recreational vehicle lending	251,852	270,673
Other	104,798	106,452
Total installment	625,298	630,090
Total loans	3,790,901	3,465,352
Allowance for credit losses	(54,658)	(52,435)
Net Loans	$3,736,243	$3,412,917

Loans include net deferred loan costs of $25.3 million and $26.6 million at December 31, 2023 and 2022, respectively.

During 2023, we sold $56.7 million of portfolio residential fixed rate and adjustable rate mortgage loans servicing retained and recognized a loss on sale of $0.14 million. During 2022, we sold $63.0 million of portfolio residential fixed and adjustable rate mortgage loans servicing retained and recognized a gain on sale of $0.55 million. During 2021, we sold $9.6 million of portfolio residential fixed rate mortgage loans servicing retained and recognized a gain on sale of $0.45 million. These loan sale transactions were done primarily for asset/liability management purposes.

An analysis of the ACL by portfolio segment for the years ended December 31 follows:

	Commercial	Mortgage	Installment	Subjective Allocation	Total
			(In thousands)		
2023					
Balance at beginning of period	$13,817	$21,633	$ 4,290	$12,695	$52,435
Additions (deductions)					
Provision for credit losses	3,430	(445)	509	(273)	3,221
Recoveries credited to allowance	531	352	1,915	—	2,798
Loans charged against the allowance	(1,054)	(154)	(2,588)	—	(3,796)
Balance at end of period	$16,724	$21,386	$ 4,126	$12,422	$54,658

	Commercial	Mortgage	Installment	Subjective Allocation	Total
			(In thousands)		
2022					
Balance at beginning of period	$11,519	$19,221	$ 3,749	$12,763	$47,252
Additions (deductions)					
Provision for credit losses	1,845	2,047	1,349	(68)	5,173
Recoveries credited to allowance.	453	435	1,608	—	2,496
Loans charged against the allowance.	—	(70)	(2,416)	—	(2,486)
Balance at end of period	$13,817	$21,633	$ 4,290	$12,695	$52,435
2021					
Balance at beginning of period	$ 7,401	$ 6,998	$ 1,112	$19,918	$35,429
Additions (deductions)					
Impact of adoption of CECL	2,551	12,000	3,052	(6,029)	11,574
Provision for credit losses	(1,135)	(266)	599	(1,126)	(1,928)
Initial allowance on loans purchased with credit deterioration	95	18	21	—	134
Recoveries credited to allowance.	2,607	846	1,024	—	4,477
Loans charged against the allowance.	—	(375)	(2,059)	—	(2,434)
Balance at end of period	$11,519	$19,221	$ 3,749	$12,763	$47,252

The allocation of the ACL by portfolio segment at December 31 follows:

	2023		2022	
	Allowance for Credit Losses Amount	Percent of Loans to Total Portfolio Loans	Allowance for Credit Losses Amount	Percent of Loans to Total Portfolio Loans
	(Dollars in thousands)			
Commercial	$16,724	44.3%	$13,817	42.3%
Mortgage	21,386	39.2	21,633	39.5
Installment	4,126	16.5	4,290	18.2
Subjective allocation	12,422	—	12,695	—
Total	$54,658	100.0%	$52,435	100.0%

Loans on non-accrual status and past due more than 90 days (''Non-performing Loans'') at December 31 follow:

	Non-Accrual with no Allowance for Credit Loss	Non-Accrual with an Allowance for Credit Loss	Total Non-Accrual	90+ and Still Accruing	Total Non-Performing Loans
	(In thousands)				
2023					
Commercial					
Commercial and industrial[1]	$ —	$ 7	$ 7	$ —	$ 7
Commercial real estate	—	—	—	—	—
Mortgage					
1-4 family owner occupied - jumbo.	544	—	544	—	544
1-4 family owner occupied - non-jumbo[2] . . .	575	1,655	2,230	432	2,662
1-4 family non-owner occupied	—	282	282	—	282
1-4 family - 2nd lien.	—	624	624	—	624
Resort lending	—	143	143	—	143
Installment					
Boat lending	—	352	352	—	352
Recreational vehicle lending.	—	419	419	—	419
Other	—	199	199	—	199
Total.	$1,119	$3,681	$4,800	$432	$5,232
Accrued interest excluded from total	$ —	$ —	$ —	$ —	$ —
2022					
Commercial					
Commercial and industrial[1]	$ —	$ 9	$ 9	$ —	$ 9
Commercial real estate	—	—	—	—	—
Mortgage					
1-4 family owner occupied - jumbo.	—	—	—	—	—
1-4 family owner occupied - non-jumbo[2] . . .	1,077	852	1,929	—	1,929
1-4 family non-owner occupied	152	323	475	—	475
1-4 family - 2nd lien.	—	562	562	—	562
Resort lending	110	38	148	—	148
Installment					
Boat lending	—	380	380	—	380
Recreational vehicle lending.	—	30	30	—	30
Other	—	188	188	—	188
Total.	$1,339	$2,382	$3,721	$ —	$3,721
Accrued interest excluded from total	$ —	$ —	$ —	$ —	$ —

(1) Non-performing commercial and industrial loans exclude $0.021 million and $0.029 million of government guaranteed loans at December 31, 2023 and 2022, respectively.

(2) Non-performing 1-4 family owner occupied – non jumbo loans exclude $2.170 million and $1.631 million of government guaranteed loans at December 31, 2023 and 2022, respectively.

If non-performing loans had continued to accrue interest in accordance with their original terms, approximately $0.3 million, $0.2 million and $0.2 million of interest income would have been recognized in each of the years ended 2023, 2022 and 2021, respectively. Interest income recorded on these loans was approximately zero during each of the years ended 2023, 2022 and 2021.

The following table provides collateral information by class of loan for collateral-dependent loans with a specific reserve. A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and the repayment is expected to be provided substantially through the operation or sale of collateral.

The amortized cost of collateral-dependent loans by class at December 31, follows:

	Collateral Type		Allowance for Credit Losses
	Real Estate	Other	
	(In thousands)		
2023			
Commercial			
Commercial and industrial	$ 565	$ 232	$ 224
Commercial real estate	—	—	—
Mortgage			
1-4 family owner occupied - jumbo	544	—	—
1-4 family owner occupied - non-jumbo	2,243	—	504
1-4 family non-owner occupied	211	—	178
1-4 family - 2nd lien	244	—	87
Resort lending	143	—	51
Installment			
Boat lending	—	297	105
Recreational vehicle lending	—	303	107
Other	—	102	36
Total	$ 3,950	$ 934	$1,292
Accrued interest excluded from total	$ 1	$ —	
2022			
Commercial			
Commercial and industrial	$ 748	$1,309	$ 197
Commercial real estate	7,329	—	1,243
Mortgage			
1-4 family owner occupied - jumbo	—	—	—
1-4 family owner occupied - non-jumbo	1,721	—	229
1-4 family non-owner occupied	233	—	29
1-4 family - 2nd lien	368	—	203
Resort lending	148	—	14
Installment			
Boat lending	—	297	101
Recreational vehicle lending	—	30	11
Other	6	128	47
Total	$10,553	$1,764	$2,074
Accrued interest excluded from total	$ 40	$ 6	

An aging analysis of loans by class at December 31 follows:

	Loans Past Due				Loans not Past Due	Total Loans
	30-59 days	60-89 days	90+ days	Total		
			(In thousands)			
2023						
Commercial						
Commercial and industrial.............	$ —	$ —	$ 28	$ 28	$ 810,117	$ 810,145
Commercial real estate................	—	—	—	—	869,586	869,586
Mortgage						
1-4 family owner occupied - jumbo	—	—	544	544	858,692	859,236
1-4 family owner occupied - non-jumbo..	1,763	742	1,431	3,936	297,236	301,172
1-4 family non-owner occupied.........	215	64	158	437	173,379	173,816
1-4 family - 2nd lien	241	139	215	595	115,437	116,032
Resort lending.......................	—	50	143	193	35,423	35,616
Installment						
Boat lending........................	320	16	261	597	268,051	268,648
Recreational vehicle lending	414	35	280	729	251,123	251,852
Other.............................	313	86	54	453	104,345	104,798
Total	$3,266	$1,132	$3,114	$7,512	$3,783,389	$3,790,901
Accrued interest excluded from total	$ 31	$ 17	$ —	$ 48	$ 12,452	$ 12,500
2022						
Commercial						
Commercial and industrial.............	$ —	$ —	$ 38	$ 38	$ 732,425	$ 732,463
Commercial real estate................	—	—	—	—	734,390	734,390
Mortgage						
1-4 family owner occupied - jumbo	—	—	—	—	752,563	752,563
1-4 family owner occupied - non-jumbo..	1,400	521	869	2,790	282,842	285,632
1-4 family non-owner occupied.........	61	93	200	354	182,746	183,100
1-4 family - 2nd lien	420	107	47	574	104,703	105,277
Resort lending.......................	54	—	148	202	41,635	41,837
Installment						
Boat lending........................	528	14	295	837	252,128	252,965
Recreational vehicle lending	639	147	18	804	269,869	270,673
Other.............................	215	46	123	384	106,068	106,452
Total	$3,317	$ 928	$1,738	$5,983	$3,459,369	$3,465,352
Accrued interest excluded from total	$ 27	$ 7	$ —	$ 34	$ 9,975	$ 10,009

For the year ended December 31, 2023, there were no troubled loan modifications or subsequent defaults.

A loan is generally considered to be in payment default once it is 90 days contractually past due under the modified terms for commercial loans and installment loans and when four consecutive payments are missed for mortgage loans.

In order to determine whether a borrower is experiencing financial difficulty, we perform an evaluation of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under our internal underwriting policy.

Credit Quality Indicators – As part of our on-going monitoring of the credit quality of our loan portfolios, we track certain credit quality indicators including (a) risk grade of commercial loans, (b) the level of classified commercial loans, (c) credit scores of mortgage and installment loan borrowers, and (d) delinquency history and non-performing loans.

For commercial loans, we use a loan rating system that is similar to those employed by state and federal banking regulators. Loans are graded on a scale of 1 to 12. A description of the general characteristics of the ratings follows:

Rating 1 through 6: These loans are generally referred to as our "non-watch" commercial credits that include very high or exceptional credit fundamentals through acceptable credit fundamentals.

Rating 7 and 8: These loans are generally referred to as our "watch" commercial credits. These ratings include loans to borrowers that exhibit potential credit weakness or downward trends. If not checked or cured these trends could weaken our asset or credit position. While potentially weak, no loss of principal or interest is envisioned with these ratings.

Rating 9: These loans are generally referred to as our "substandard accruing" commercial credits. This rating includes loans to borrowers that exhibit a well-defined weakness where payment default is probable and loss is possible if deficiencies are not corrected. Generally, loans with this rating are considered collectible as to both principal and interest primarily due to collateral coverage.

Rating 10 and 11: These loans are generally referred to as our "substandard - non-accrual" and "doubtful" commercial credits. These ratings include loans to borrowers with weaknesses that make collection of debt in full, on the basis of current facts, conditions and values at best questionable and at worst improbable. All of these loans are placed in non-accrual.

Rating 12: These loans are generally referred to as our "loss" commercial credits. This rating includes loans to borrowers that are deemed incapable of repayment and are charged-off.

The following tables summarize loan ratings by loan class for our commercial loan portfolio segment at December 31:

	Commercial							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
December 31, 2023								
Commercial and industrial								
Non-watch (1-6)	$110,472	$152,715	$ 70,081	$47,644	$ 42,576	$ 97,960	$260,634	$ 782,082
Watch (7-8)	96	5,239	964	2,580	4,173	2,277	11,938	27,267
Substandard Accrual (9) . .	—	—	547	—	21	4	196	768
Non-Accrual (10-11).	—	—	—	—	—	28	—	28
Total	$110,568	$157,954	$ 71,592	$50,224	$ 46,770	$100,269	$272,768	$ 810,145
Accrued interest excluded from total	$ 239	$ 438	$ 132	$ 128	$ 120	$ 326	$ 1,327	$ 2,710
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 69	$ 25	$ 94
Commercial real estate								
Non-watch (1-6)	$202,576	$169,230	$131,428	$29,684	$ 78,706	$176,265	$ 73,852	$ 861,741
Watch (7-8)	—	—	—	—	2,322	5,523	—	7,845
Substandard Accrual (9) . .	—	—	—	—	—	—	—	—
Non-Accrual (10-11).	—	—	—	—	—	—	—	—
Total	$202,576	$169,230	$131,428	$29,684	$ 81,028	$181,788	$ 73,852	$ 869,586
Accrued interest excluded from total	$ 548	$ 685	$ 431	$ 73	$ 347	$ 661	$ 288	$ 3,033
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ 960	$ —	$ —	$ 960
Total Commercial								
Non-watch (1-6)	$313,048	$321,945	$201,509	$77,328	$121,282	$274,225	$334,486	$1,643,823
Watch (7-8)	96	5,239	964	2,580	6,495	7,800	11,938	35,112
Substandard Accrual (9) . .	—	—	547	—	21	4	196	768
Non-Accrual (10-11).	—	—	—	—	—	28	—	28
Total	$313,144	$327,184	$203,020	$79,908	$127,798	$282,057	$346,620	$1,679,731
Accrued interest excluded from total	$ 787	$ 1,123	$ 563	$ 201	$ 467	$ 987	$ 1,615	$ 5,743
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ 960	$ 69	$ 25	$ 1,054

	Commercial							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
	(In thousands)							
December 31, 2022								
Commercial and industrial								
Non-watch (1-6)	$157,561	$ 89,251	$58,292	$ 45,792	$30,715	$ 95,908	$237,906	$ 715,425
Watch (7-8)	680	4,539	781	1,690	105	4,474	2,793	15,062
Substandard Accrual (9)	—	971	68	388	109	402	—	1,938
Non-Accrual (10-11)	—	—	—	—	—	38	—	38
Total	$158,241	$ 94,761	$59,141	$ 47,870	$30,929	$100,822	$240,699	$ 732,463
Accrued interest excluded from total	$ 238	$ 178	$ 146	$ 105	$ 181	$ 308	$ 890	$ 2,046
Commercial real estate								
Non-watch (1-6)	$170,238	$154,918	$38,062	$ 97,762	$56,580	$159,514	$ 42,030	$ 719,104
Watch (7-8)	—	182	313	4,769	1,010	1,641	112	8,027
Substandard Accrual (9)	—	—	—	181	2,014	5,064	—	7,259
Non-Accrual (10-11)	—	—	—	—	—	—	—	—
Total	$170,238	$155,100	$38,375	$102,712	$59,604	$166,219	$ 42,142	$ 734,390
Accrued interest excluded from total	$ 609	$ 468	$ 88	$ 368	$ 206	$ 515	$ 109	$ 2,363
Total Commercial								
Non-watch (1-6)	$327,799	$244,169	$96,354	$143,554	$87,295	$255,422	$279,936	$1,434,529
Watch (7-8)	680	4,721	1,094	6,459	1,115	6,115	2,905	23,089
Substandard Accrual (9)	—	971	68	569	2,123	5,466	—	9,197
Non-Accrual (10-11)	—	—	—	—	—	38	—	38
Total	$328,479	$249,861	$97,516	$150,582	$90,533	$267,041	$282,841	$1,466,853
Accrued interest excluded from total	$ 847	$ 646	$ 234	$ 473	$ 387	$ 823	$ 999	$ 4,409

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For each of our mortgage and installment portfolio segment classes we generally monitor credit quality based on the credit scores of the borrowers. These credit scores are generally updated semi-annually. The following tables summarize credit scores by loan class for our mortgage and installment loan portfolio segments at December 31:

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						**Revolving Loans Amortized**	
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Cost Basis**	**Total**
	(In thousands)							
December 31, 2023								
1-4 family owner occupied - jumbo								
800 and above	$ 6,299	$ 30,789	$ 63,377	$ 17,672	$ 4,503	$ 8,813	$ 1,084	$132,537
750-799	42,726	117,454	193,587	61,986	24,288	14,836	1,586	456,463
700-749	14,965	51,991	66,597	25,170	4,738	11,768	1,500	176,729
650-699	11,274	13,804	24,648	12,949	2,142	5,881	—	70,698
600-649	1,638	7,815	2,486	505	3,198	2,592	—	18,234
550-599	—	—	527	1,908	—	—	—	2,435
500-549	—	544	—	923	—	673	—	2,140
Under 500	—	—	—	—	—	—	—	—
Unknown	—	—	—	—	—	—	—	—
Total	$76,902	$222,397	$351,222	$121,113	$38,869	$44,563	$ 4,170	$859,236
Accrued interest excluded from total	$ 329	$ 669	$ 785	$ 299	$ 107	$ 156	$ 30	$ 2,375
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1-4 family owner occupied - non-jumbo								
800 and above	$ 2,280	$ 10,083	$ 7,780	$ 5,425	$ 2,802	$ 9,130	$ 3,029	$ 40,529
750-799	13,233	32,729	21,664	12,306	5,954	19,852	8,462	114,200
700-749	11,696	18,133	11,661	8,136	3,280	20,042	4,482	77,430
650-699	9,576	5,717	4,606	2,524	2,393	12,369	1,500	38,685
600-649	136	1,334	1,694	833	1,096	6,415	84	11,592
550-599	188	624	71	1,705	557	5,390	65	8,600
500-549	—	—	1,335	998	413	4,077	—	6,823
Under 500	—	311	462	272	518	1,750	—	3,313
Unknown	—	—	—	—	—	—	—	—
Total	$37,109	$ 68,931	$ 49,273	$ 32,199	$17,013	$79,025	$17,622	$301,172
Accrued interest excluded from total	$ 153	$ 235	$ 119	$ 78	$ 56	$ 331	$ 139	$ 1,111
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 29	$ —	$ 29

82

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
1-4 family non-owner occupied								
800 and above.......	$ 2,320	$ 6,026	$12,338	$ 3,474	$ 3,048	$ 6,030	$ 1,199	$ 34,435
750-799	10,937	16,635	28,051	11,545	6,709	13,400	3,498	90,775
700-749	3,904	7,013	8,825	4,145	667	6,719	2,095	33,368
650-699	216	1,879	1,844	2,543	197	3,521	277	10,477
600-649	—	388	1,445	—	75	1,226	362	3,496
550-599	—	61	52	—	—	873	—	986
500-549	—	—	—	—	—	142	—	142
Under 500	—	—	—	—	—	137	—	137
Unknown............	—	—	—	—	—	—	—	—
Total.............	$17,377	$32,002	$52,555	$21,707	$10,696	$32,048	$ 7,431	$173,816
Accrued interest excluded from total...	$ 77	$ 125	$ 149	$ 60	$ 35	$ 146	$ 62	$ 654
Current period gross charge-offs..........	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1-4 family - 2nd lien								
800 and above.......	$ 537	$ 156	$ 703	$ 389	$ 159	$ 1,153	$ 9,817	$ 12,914
750-799	2,260	2,879	2,359	2,341	898	3,084	38,277	52,098
700-749	1,895	1,243	1,464	324	224	2,348	25,849	33,347
650-699	425	285	182	519	302	1,869	8,945	12,527
600-649	51	107	97	67	37	563	1,886	2,808
550-599	—	80	203	—	157	238	638	1,316
500-549	—	—	12	—	—	487	331	830
Under 500	—	19	—	—	77	61	35	192
Unknown............	—	—	—	—	—	—	—	—
Total.............	$ 5,168	$ 4,769	$ 5,020	$ 3,640	$ 1,854	$ 9,803	$85,778	$116,032
Accrued interest excluded from total...	$ 19	$ 14	$ 10	$ 7	$ 6	$ 41	$ 707	$ 804
Current period gross charge-offs..........	$ —	$ —	$ —	$ —	$ —	$ 5	$ —	$ 5

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
	(In thousands)							
Resort lending								
800 and above	$ —	$ —	$ 99	$ —	$ —	$ 5,643	$ —	$ 5,742
750-799	41	817	910	858	179	12,649	—	15,454
700-749	—	108	871	111	—	5,439	—	6,529
650-699	—	—	—	316	—	6,219	—	6,535
600-649	—	—	—	49	—	844	—	893
550-599	—	—	—	—	—	267	—	267
500-549	—	—	—	—	—	59	—	59
Under 500	—	—	—	—	—	137	—	137
Unknown	—	—	—	—	—	—	—	—
Total	$ 41	$ 925	$ 1,880	$ 1,334	$ 179	$ 31,257	$ —	$ 35,616
Accrued interest excluded from total	$ —	$ 4	$ 3	$ 4	$ —	$ 142	$ —	$ 153
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 120	$ —	$ 120
Total Mortgage								
800 and above	$ 11,436	$ 47,054	$ 84,297	$ 26,960	$10,512	$ 30,769	$ 15,129	$ 226,157
750-799	69,197	170,514	246,571	89,036	38,028	63,821	51,823	728,990
700-749	32,460	78,488	89,418	37,886	8,909	46,316	33,926	327,403
650-699	21,491	21,685	31,280	18,851	5,034	29,859	10,722	138,922
600-649	1,825	9,644	5,722	1,454	4,406	11,640	2,332	37,023
550-599	188	765	853	3,613	714	6,768	703	13,604
500-549	—	544	1,347	1,921	413	5,438	331	9,994
Under 500	—	330	462	272	595	2,085	35	3,779
Unknown	—	—	—	—	—	—	—	—
Total	$136,597	$329,024	$459,950	$179,993	$68,611	$196,696	$115,001	$1,485,872
Accrued interest excluded from total	$ 578	$ 1,047	$ 1,066	$ 448	$ 204	$ 816	$ 938	$ 5,097
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 154	$ —	$ 154

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
	(In thousands)							
December 31, 2022								
1-4 family owner occupied - jumbo								
800 and above	$ 23,764	$ 54,637	$ 16,848	$ 9,211	$ 2,988	$ 6,946	$ 639	$115,033
750-799	97,269	189,653	71,555	16,091	1,828	16,140	683	393,219
700-749	34,158	91,189	28,701	12,666	2,775	8,852	1,536	179,877
650-699	10,905	20,743	7,216	2,554	4,250	4,020	827	50,515
600-649	1,712	1,275	4,534	464	—	2,150	—	10,135
550-599	549	1,516	—	—	469	—	—	2,534
500-549	—	—	561	—	—	689	—	1,250
Under 500	—	—	—	—	—	—	—	—
Unknown	—	—	—	—	—	—	—	—
Total	$168,357	$359,013	$129,415	$40,986	$12,310	$38,797	$ 3,685	$752,563
Accrued interest excluded from total	$ 506	$ 773	$ 315	$ 108	$ 44	$ 127	$ 19	$ 1,892
1-4 family owner occupied - non-jumbo								
800 and above	$ 8,894	$ 10,498	$ 5,558	$ 3,220	$ 2,074	$ 6,074	$ 1,680	$ 37,998
750-799	33,833	26,239	13,956	6,018	4,501	18,009	9,936	112,492
700-749	17,629	13,526	7,626	3,938	3,263	22,506	3,509	71,997
650-699	7,983	5,124	2,679	3,270	1,992	10,893	983	32,924
600-649	1,539	1,226	1,836	423	1,035	7,044	99	13,202
550-599	—	—	56	1,472	938	5,481	132	8,079
500-549	—	76	850	341	570	4,142	115	6,094
Under 500	—	207	764	475	285	1,115	—	2,846
Unknown	—	—	—	—	—	—	—	—
Total	$ 69,878	$ 56,896	$ 33,325	$19,157	$14,658	$75,264	$16,454	$285,632
Accrued interest excluded from total	$ 283	$ 123	$ 78	$ 58	$ 58	$ 242	$ 111	$ 953

	Mortgage[1]							
	Term Loans Amortized Cost Basis by Origination Year						**Revolving Loans Amortized Cost Basis**	**Total**
	2022	**2021**	**2020**	**2019**	**2018**	**Prior**		
				(In thousands)				
1-4 family non-owner occupied								
800 and above	$ 4,329	$ 9,308	$ 5,178	$ 4,147	$ 752	$ 5,842	$ 1,683	$ 31,239
750-799	22,171	36,363	12,242	6,103	2,549	12,257	4,132	95,817
700-749	8,739	12,423	5,507	1,335	1,198	6,825	1,930	37,957
650-699	1,476	2,489	3,798	190	292	4,350	550	13,145
600-649	954	139	—	107	491	1,475	203	3,369
550-599	—	—	—	121	54	404	335	914
500-549	—	—	—	—	—	402	60	462
Under 500	—	—	—	—	—	197	—	197
Unknown	—	—	—	—	—	—	—	—
Total	$37,669	$60,722	$26,725	$12,003	$5,336	$31,752	$ 8,893	$183,100
Accrued interest excluded from total	$ 106	$ 161	$ 69	$ 36	$ 21	$ 108	$ 57	$ 558
1-4 family - 2nd lien								
800 and above	$ 238	$ 282	$ 454	$ 267	$ 200	$ 503	$ 8,000	$ 9,944
750-799	2,109	2,749	2,334	665	333	3,597	38,346	50,133
700-749	1,495	1,820	931	759	459	2,649	20,981	29,094
650-699	192	292	90	237	275	1,496	8,188	10,770
600-649	20	99	258	192	23	974	2,040	3,606
550-599	130	—	—	—	132	395	228	885
500-549	—	—	—	18	—	418	122	558
Under 500	—	—	—	129	3	55	100	287
Unknown	—	—	—	—	—	—	—	—
Total	$ 4,184	$ 5,242	$ 4,067	$ 2,267	$1,425	$10,087	$78,005	$105,277
Accrued interest excluded from total	$ 11	$ 11	$ 8	$ 7	$ 4	$ 36	$ 511	$ 588
Resort lending								
800 and above	$ —	$ 429	$ —	$ —	$ 268	$ 7,031	$ —	$ 7,728
750-799	1,045	1,272	1,211	183	616	15,815	—	20,142
700-749	85	651	114	—	—	6,331	—	7,181
650-699	107	—	53	—	—	5,413	—	5,573
600-649	—	—	—	—	—	895	—	895
550-599	—	—	—	—	—	68	—	68
500-549	—	—	—	—	—	140	—	140
Under 500	—	—	—	—	—	110	—	110
Unknown	—	—	—	—	—	—	—	—
Total	1,237	$ 2,352	$ 1,378	$ 183	$ 884	$35,803	$ —	$ 41,837
Accrued interest excluded from total	$ 4	$ 4	$ 3	$ —	$ 3	$ 111	$ —	$ 125

	Mortgage[1]						Revolving Loans Amortized Cost Basis	Total
	Term Loans Amortized Cost Basis by Origination Year							
	2022	2021	2020	2019	2018	Prior		
	(In thousands)							
Total Mortgage								
800 and above.......	$ 37,225	$ 75,154	$ 28,038	$16,845	$ 6,282	$ 26,396	$ 12,002	$ 201,942
750-799	156,427	256,276	101,298	29,060	9,827	65,818	53,097	671,803
700-749	62,106	119,609	42,879	18,698	7,695	47,163	27,956	326,106
650-699	20,663	28,648	13,836	6,251	6,809	26,172	10,548	112,927
600-649	4,225	2,739	6,628	1,186	1,549	12,538	2,342	31,207
550-599	679	1,516	56	1,593	1,593	6,348	695	12,480
500-549	—	76	1,411	359	570	5,791	297	8,504
Under 500	—	207	764	604	288	1,477	100	3,440
Unknown...........	—	—	—	—	—	—	—	—
Total.	$281,325	$484,225	$194,910	$74,596	$34,613	$191,703	$107,037	$1,368,409
Accrued interest excluded from total...	$ 910	$ 1,072	$ 473	$ 209	$ 130	$ 624	$ 698	$ 4,116

_____

(1) Credit scores have been updated within the last twelve months.

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2023	2022	2021	2020	2019	Prior	Total
	(In thousands)						
December 31, 2023							
Boat lending							
800 and above	$ 6,110	$ 8,150	$ 8,250	$ 3,612	$ 4,061	$ 7,665	$ 37,848
750-799	34,174	35,921	29,665	16,329	13,173	21,432	150,694
700-749	15,593	15,042	11,859	4,481	4,757	7,279	59,011
650-699	3,652	3,029	4,277	1,545	1,237	2,842	16,582
600-649	281	432	808	268	171	620	2,580
550-599	85	344	229	139	108	335	1,240
500-549	—	152	207	97	—	198	654
Under 500	—	—	—	—	—	39	39
Unknown	—	—	—	—	—	—	—
Total	$59,895	$63,070	$55,295	$26,471	$23,507	$40,410	$268,648
Accrued interest excluded from total	$ 216	$ 154	$ 132	$ 63	$ 58	$ 91	$ 714
Current period gross charge-offs	$ —	$ 53	$ —	$ —	$ 15	$ 53	$ 121
Recreational vehicle lending							
800 and above	$ 3,168	$10,759	$11,568	$ 3,484	$ 3,838	$ 5,482	$ 38,299
750-799	15,677	41,037	39,113	13,025	8,415	11,934	129,201
700-749	6,481	18,630	20,161	5,243	3,689	4,460	58,664
650-699	2,524	5,108	6,073	1,706	936	1,157	17,504
600-649	713	724	1,573	394	308	429	4,141
550-599	90	304	973	71	249	383	2,070
500-549	—	880	326	153	136	154	1,649
Under 500	—	108	106	34	70	6	324
Unknown	—	—	—	—	—	—	—
Total	$28,653	$77,550	$79,893	$24,110	$17,641	$24,005	$251,852
Accrued interest excluded from total	$ 112	$ 201	$ 189	$ 56	$ 44	$ 53	$ 655
Current period gross charge-offs	$ 28	$ 122	$ 192	$ 32	$ 81	$ 11	$ 466

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2023	2022	2021	2020	2019	Prior	Total
	(In thousands)						
Other							
800 and above	$ 1,599	$ 1,673	$ 1,633	$ 897	$ 582	$ 756	$ 7,140
750-799	11,782	11,017	6,600	3,557	1,622	4,077	38,655
700-749	16,717	6,564	5,013	2,268	1,047	3,361	34,970
650-699	12,483	2,997	1,494	627	266	1,390	19,257
600-649	515	605	395	138	107	410	2,170
550-599	49	329	294	35	53	176	936
500-549	98	260	246	43	31	72	750
Under 500	—	97	65	14	57	38	271
Unknown	649	—	—	—	—	—	649
Total	$ 43,892	$ 23,542	$ 15,740	$ 7,579	$ 3,765	$10,280	$104,798
Accrued interest excluded from total	$ 101	$ 62	$ 34	$ 17	$ 10	$ 67	$ 291
Current period gross charge-offs	$ 1,677	$ 104	$ 44	$ 17	$ 12	$ 147	$ 2,001
Total installment							
800 and above	$ 10,877	$ 20,582	$ 21,451	$ 7,993	$ 8,481	$13,903	$ 83,287
750-799	61,633	87,975	75,378	32,911	23,210	37,443	318,550
700-749	38,791	40,236	37,033	11,992	9,493	15,100	152,645
650-699	18,659	11,134	11,844	3,878	2,439	5,389	53,343
600-649	1,509	1,761	2,776	800	586	1,459	8,891
550-599	224	977	1,496	245	410	894	4,246
500-549	98	1,292	779	293	167	424	3,053
Under 500	—	205	171	48	127	83	634
Unknown	649	—	—	—	—	—	649
Total	$132,440	$164,162	$150,928	$58,160	$44,913	$74,695	$625,298
Accrued interest excluded from total	$ 429	$ 417	$ 355	$ 136	$ 112	$ 211	$ 1,660
Current period gross charge-offs	$ 1,705	$ 279	$ 236	$ 49	$ 108	$ 211	$ 2,588

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2022	2021	2020	2019	2018	Prior	Total
	(In thousands)						
December 31, 2022							
Boat lending							
800 and above	$ 7,901	$ 8,763	$ 4,391	$ 5,102	$ 3,612	$ 5,955	$ 35,724
750-799	44,498	37,531	20,179	16,506	12,814	14,504	146,032
700-749	15,390	13,704	7,281	5,848	4,357	6,132	52,712
650-699	3,933	4,135	1,498	1,290	1,032	2,213	14,101
600-649	661	1,043	149	286	200	670	3,009
550-599	22	195	16	53	203	274	763
500-549	277	57	62	43	106	30	575
Under 500	—	—	—	—	26	23	49
Unknown	—	—	—	—	—	—	—
Total	$72,682	$65,428	$33,576	$29,128	$22,350	$29,801	$252,965
Accrued interest excluded from total	$ 171	$ 148	$ 84	$ 78	$ 52	$ 68	$ 601
Recreational vehicle lending							
800 and above	$ 9,327	$10,752	$ 4,524	$ 4,834	$ 3,416	$ 4,319	$ 37,172
750-799	51,555	49,949	16,175	11,920	8,990	7,818	146,407
700-749	23,143	24,945	7,680	4,459	2,279	2,939	65,445
650-699	5,013	6,516	1,598	1,361	727	904	16,119
600-649	793	1,608	374	446	232	268	3,721
550-599	107	381	129	202	234	87	1,140
500-549	—	293	111	61	59	15	539
Under 500	—	85	7	22	—	16	130
Unknown	—	—	—	—	—	—	—
Total	$89,938	$94,529	$30,598	$23,305	$15,937	$16,366	$270,673
Accrued interest excluded from total	$ 219	$ 227	$ 72	$ 58	$ 38	$ 34	$ 648
Other							
800 and above	$ 1,974	$ 1,647	$ 1,449	$ 942	$ 366	$ 731	$ 7,109
750-799	15,692	9,973	5,521	3,393	1,678	3,612	39,869
700-749	9,848	7,517	3,404	1,801	999	2,653	26,222
650-699	22,740	2,851	1,051	593	405	1,286	28,926
600-649	711	634	127	222	147	507	2,348
550-599	122	63	170	54	115	118	642
500-549	67	217	29	64	19	90	486
Under 500	6	52	22	28	13	28	149
Unknown	701	—	—	—	—	—	701
Total	$51,861	$22,954	$11,773	$ 7,097	$ 3,742	$ 9,025	$106,452
Accrued interest excluded from total	$ 84	$ 48	$ 25	$ 19	$ 10	$ 49	$ 235

	Installment[1]						
	Term Loans Amortized Cost Basis by Origination Year						
	2022	**2021**	**2020**	**2019**	**2018**	**Prior**	**Total**
	(In thousands)						
Total installment							
800 and above	$ 19,202	$ 21,162	$10,364	$10,878	$ 7,394	$11,005	$ 80,005
750-799	111,745	97,453	41,875	31,819	23,482	25,934	332,308
700-749	48,381	46,166	18,365	12,108	7,635	11,724	144,379
650-699	31,686	13,502	4,147	3,244	2,164	4,403	59,146
600-649	2,165	3,285	650	954	579	1,445	9,078
550-599	251	639	315	309	552	479	2,545
500-549	344	567	202	168	184	135	1,600
Under 500	6	137	29	50	39	67	328
Unknown	701	—	—	—	—	—	701
Total	$214,481	$182,911	$75,947	$59,530	$42,029	$55,192	$630,090
Accrued interest excluded from total	$ 474	$ 423	$ 181	$ 155	$ 100	$ 151	$ 1,484

---

(1) Credit scores have been updated within the last twelve months.

Mortgage loans serviced for others are not reported as assets on the Consolidated Statements of Financial Condition. The principal balances of these loans at December 31 follow:

	2023	**2022**
	(In thousands)	
Mortgage loans serviced for:		
Fannie Mae	$1,772,030	$1,840,221
Freddie Mac	1,381,693	1,375,514
Ginnie Mae	161,899	169,421
FHLB	173,311	72,809
Other	52,936	35,347
Total	$3,541,869	$3,493,312

Custodial deposit accounts maintained in connection with mortgage loans serviced for others totaled $28.6 million and $28.4 million, at December 31, 2023 and 2022, respectively.

If we do not remain well capitalized for regulatory purposes (see note #20), meet certain minimum capital levels or certain profitability requirements or if we incur a rapid decline in net worth, we could lose our ability to sell and/or service loans to these investors. This could impact our ability to generate net gains on mortgage loans and generate servicing income. A forced liquidation of our servicing portfolio could also impact the value that could be recovered on this asset. Fannie Mae has the most stringent eligibility requirements covering capital levels, profitability and decline in net worth. Fannie Mae requires seller/servicers to be well capitalized for regulatory purposes. For the profitability requirement, we cannot record four or more consecutive quarterly losses and experience a 30% decline in net worth over the same period. Our net worth cannot decline by more than 25% in one quarter or more than 40% over two consecutive quarters.

An analysis of capitalized mortgage loan servicing rights for the years ended December 31 follows:

	2023	2022	2021
	(In thousands)		
Balance at beginning of period	$ 42,489	$ 26,232	$ 16,904
Originated servicing rights capitalized.	3,956	6,061	11,436
Change in fair value due to price	(280)	14,272	3,380
Change in fair value due to pay downs.	(3,922)	(4,076)	(5,488)
Balance at end of year	$ 42,243	$ 42,489	$ 26,232
Loans sold and serviced that have had servicing rights capitalized.	$3,541,869	$3,493,312	$3,323,521

Fair value of capitalized mortgage loan servicing rights was determined using an average coupon rate of 3.89%, average servicing fee of 0.26%, average discount rate of 10.25% and an average Public Securities Association ("PSA") prepayment rate of 142 for December 31, 2023; and average coupon rate of 3.60%, average servicing fee of 0.26%, average discount rate of 10.12% and an average PSA prepayment rate of 133 for December 31, 2022.

NOTE 5 – OTHER REAL ESTATE

A summary of other real estate activity for the years ended December 31 follows[1]:

	2023	2022	2021
	(In thousands)		
Balance at beginning of year, net of valuation allowance	$ 443	$ 235	$ 738
Loans transferred to other real estate	783	719	253
Sales of other real estate	(603)	(511)	(745)
Additions to valuation allowance charged to expense	(54)	—	(11)
Balance at end of year, net of valuation allowance	$ 569	$ 443	$ 235

_____

(1) Table excludes other repossessed assets totaling zero and $0.01 million at December 31, 2023 and 2022, respectively.

We periodically review our real estate properties and establish valuation allowances on these properties if values have declined since the date of acquisition. An analysis of our valuation allowance for other real estate follows:

	2023	2022	2021
	(In thousands)		
Balance at beginning of year	$ —	$ 31	$ 90
Additions charged to expense	54	—	11
Direct write-downs upon sale.	(54)	(31)	(70)
Balance at end of year	$ —	$ —	$ 31

At December 31, 2023 and 2022, the balance of other real estate includes $0.6 million and $0.4 million, respectively of foreclosed residential real estate properties. Retail mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements totaled $0.6 million and $0.8 million at December 31, 2023 and 2022, respectively.

Other real estate and repossessed assets totaling $0.6 million and $0.5 million at December 31, 2023 and 2022, respectively, are presented net of the valuation allowance on the Consolidated Statements of Financial Condition.

NOTE 6 – PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31 follows:

	2023	2022
	(In thousands)	
Land and land improvements	$ 16,421	$ 17,435
Buildings	61,190	60,708
Equipment	78,648	75,770
	156,259	153,913
Accumulated depreciation and amortization	(120,736)	(118,020)
Property and equipment, net	$ 35,523	$ 35,893

Depreciation expense was $5.2 million, $5.3 million and $5.4 million in 2023, 2022 and 2021, respectively.

NOTE 7 – GOODWILL AND OTHER INTANGIBLES

Intangible assets, net of amortization, at December 31 follows:

	2023		2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Amortized intangible assets - core deposits	$11,916	$9,912	$11,916	$9,365
Unamortized intangible assets - goodwill	$28,300		$28,300	

At December 31, 2023, the Bank (our reporting unit) had positive equity and elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the Bank exceeds its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the Bank exceeded its carrying value, resulting in no impairment.

Intangible amortization expense was $0.5 million, $0.8 million and $1.0 million during the years ended 2023, 2022 and 2021, respectively.

A summary of estimated core deposit intangible amortization at December 31, 2023, follows:

	(In thousands)
2024	$ 516
2025	487
2026	460
2027	434
2028	107
Total	$2,004

NOTE 8 – DEPOSITS

A summary of interest expense on deposits for the years ended December 31 follows:

	2023	2022	2021
	(In thousands)		
Savings and interest-bearing checking	$24,601	$ 6,078	$2,101
Reciprocal	23,429	4,421	764
Time	13,766	1,902	1,507
Brokered time	13,279	1,750	93
Total	$75,075	$14,151	$4,465

Aggregate time deposits in denominations of $0.25 million or more amounted to $176.6 million and $82.9 million at December 31, 2023 and 2022, respectively.

A summary of the maturity of time deposits at December 31, 2023, follows[1]:

	(In thousands)
2024	$888,776
2025	15,105
2026	7,779
2027	3,399
2028	2,984
2029 and thereafter	28
Total	$918,071

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(1) Includes time deposits, brokered time deposits and reciprocal time deposits

Reciprocal deposits represent demand, money market and time deposits from our customers that have been placed through IntraFi Network. This service allows our customers to access multi-million dollar FDIC deposit insurance on deposit balances greater than the standard FDIC insurance maximum.

A summary of reciprocal deposits at December 31 follows:

	2023	2022
	(In thousands)	
Demand	$722,407	$554,585
Money market	607	1,196
Time	109,006	46,794
Total	$832,020	$602,575

NOTE 9 – OTHER BORROWINGS

A summary of other borrowings at December 31 follows:

	2023	2022
	(In thousands)	
Advances from the FHLB	$50,000	$25,000
FRB	—	61,000
Other	26	6
Total	$50,026	$86,006

Borrowings with the FRB at December 31, 2023 and 2022 were zero and $61.0 million, respectively. Average borrowings with the FRB during the years ended December 31, 2023, 2022 and 2021 totaled $4.5 million, $26.4 million and zero, respectively. We had unused borrowing capacity with the FRB (subject to the FRB's credit requirements and policies) of $515.4 million at December 31, 2023. Collateral for FRB borrowings are certain securities AFS, securities HTM, commercial loans and installment loans. Interest expense on borrowings with the FRB amounted to $0.2 million, $0.8 million and zero for the years ended December 31, 2023, 2022 and 2021, respectively.

Advances from the FHLB are secured by unencumbered qualifying mortgage and home equity loans with a market value equal to at least 125% to 165%, respectively, of outstanding advances as well as certain securities AFS, securities HTM and by the FHLB stock that we own. Unused borrowing capacity with the FHLB (subject to the FHLB's credit requirements and policies) was $1.01 billion at December 31, 2023. Interest expense on advances amounted to $2.4 million, $0.2 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As a member of the FHLB, we must own FHLB stock equal to the greater of 0.10% of total assets or 4.5% of our outstanding advances and loans sold to the FHLB. At December 31, 2023, we were in compliance with the FHLB stock ownership requirements.

The maturity dates, weighted average interest rates and contractually required repayments of FHLB advances at December 31 follow:

	2023		2022	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Fixed Rate Advances				
2023	$ —	—%	$25,000	4.28%
2025	50,000	5.16	—	—
Total fixed rate advances	$50,000	5.16%	$25,000	4.28%

Assets, consisting of securities AFS, securities HTM, FHLB stock and loans, pledged to secure other borrowings and unused borrowing capacity totaled $2.46 billion at December 31, 2023.

NOTE 10 – SUBORDINATED DEBT AND DEBENTURES

Subordinated Debt

In May 2020, we issued $40.0 million of fixed to floating subordinated notes with a ten year maturity (May 31, 2030 maturity date) and a five year call option. The initial coupon rate is 5.95% fixed for five years and then floats at the Secured Overnight Financing Rate (''SOFR'') plus 5.825%. These notes are presented in the Consolidated Statement of Financial Condition under the caption ''Subordinated debt'' and the balances of $39.51 million and $39.43 million at December 31, 2023 and 2022, respectively are net of remaining unamortized deferred issuance costs of approximately $0.49 million and $0.57 million, respectively that are being amortized through the maturity date into interest expense on other borrowings and subordinated debt and debentures in our Consolidated Statement of Operations. We may redeem the notes, in whole or in part, on or after May 31, 2025, and redeem the notes at any time in whole upon certain other events. Any redemption of the notes will be subject to prior regulatory approval to the extent required.

Subordinated Debentures

We have formed various special purpose entities (the ''trusts'') for the purpose of issuing trust preferred securities in either public or pooled offerings or in private placements. Independent Bank Corporation owns all of the common stock of each trust and has issued subordinated debentures to each trust in exchange for all of the proceeds from the issuance of the common stock and the trust preferred securities. Trust preferred securities totaling $38.5 million and $38.4 million at December 31, 2023 and 2022, respectively, qualified as Tier 1 regulatory capital.

These trusts are not consolidated with Independent Bank Corporation and accordingly, we report the common securities of the trusts held by us in accrued income and other assets and the subordinated debentures that we have issued to the trusts in the liability section of our Consolidated Statements of Financial Condition.

As the result of a previous acquisition we acquired TCSB Statutory Trust I as summarized in the tables below at a discount. The discount at acquisition totaled $1.4 million and is being amortized through its maturity date and is included in interest expense – other borrowings and subordinated debt and debentures in the Consolidated Statements of Operations.

Summary information regarding subordinated debentures as of December 31 follows:

Entity Name	Issue Date	2023 Subordinated Debentures	2023 Trust Preferred Securities Issued	2023 Common Stock Issued
		(In thousands)		
IBC Capital Finance III	May 2007	$12,372	$12,000	$ 372
IBC Capital Finance IV	September 2007	15,465	15,000	465
Midwest Guaranty Trust I	November 2002	7,732	7,500	232
TCSB Statutory Trust I	March 2005	5,155	5,000	155
Discount on TCSB Statutory Trust I		(996)	(996)	—
		$39,728	$38,504	$1,224

Entity Name	Issue Date	2022 Subordinated Debentures	2022 Trust Preferred Securities Issued	2022 Common Stock Issued
		(In thousands)		
IBC Capital Finance III	May 2007	$12,372	$12,000	$ 372
IBC Capital Finance IV	September 2007	15,465	15,000	465
Midwest Guaranty Trust I	November 2002	7,732	7,500	232
TCSB Statutory Trust I	March 2005	5,155	5,000	155
Discount on TCSB Statutory Trust I		(1,064)	(1,064)	—
		$39,660	$38,436	$1,224

Other key terms for the subordinated debentures and trust preferred securities that were outstanding at December 31, 2023 and 2022 follow:

Entity Name	Maturity Date	Interest Rate at 12/31/2022	Interest Rate at 12/31/2023	First Permitted Redemption Date
IBC Capital Finance III	July 30, 2037	3 month LIBOR plus 1.60%	3 month SOFR plus 1.86%	July 30, 2012
IBC Capital Finance IV	September 15, 2037	3 month LIBOR plus 2.85%	3 month SOFR plus 3.11%	September 15, 2012
Midwest Guaranty Trust I	November 7, 2032	3 month LIBOR plus 3.45%	3 month SOFR plus 3.71%	November 7, 2007
TCSB Statutory Trust I	March 17, 2035	3 month LIBOR plus 2.20%	3 month SOFR plus 2.46%	March 17, 2010

The subordinated debentures and trust preferred securities are cumulative and have a feature that permits us to defer distributions (payment of interest) from time to time for a period not to exceed 20 consecutive quarters. Interest is payable quarterly on each of the subordinated debentures and trust preferred securities and no distributions were deferred at December 31, 2023 and 2022.

We have the right to redeem the subordinated debentures and trust preferred securities (at par) in whole or in part from time to time on or after the first permitted redemption date specified above or upon the occurrence of specific events defined within the trust indenture agreements.

Distributions (payment of interest) on the trust preferred securities are included in interest expense – other borrowings and subordinated debt and debentures in the Consolidated Statements of Operations.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, we enter into financial instruments with off-balance sheet risk to meet the financing needs of customers or to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and standby letters of credit. Financial instruments involve varying degrees of

credit and interest-rate risk in excess of amounts reflected in the Consolidated Statements of Financial Condition. Exposure to credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

A summary of financial instruments with off-balance sheet risk at December 31 follows:

	2023	2022
	(In thousands)	
Financial instruments whose risk is represented by contract amounts		
Commitments to extend credit.	$881,697	$811,957
Standby letters of credit.	11,651	8,371

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since commitments may expire without being drawn upon, the commitment amounts do not represent future cash requirements. Commitments are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

Standby letters of credit are written conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in such transactions is essentially the same as that involved in extending loan facilities and, accordingly, standby letters of credit are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities. The majority of the standby letters of credit are on-demand with no stated maturity date and have variable rates that range from 1.00% to 14.50%.

Economic

Pressures from various global and national macroeconomic conditions, including heightened inflation, uncertainty regarding future interest rates, foreign currency exchange rate fluctuations, recent adverse weather conditions, escalating tensions in the Middle East, the continuation of the Russia-Ukraine war, and potential governmental responses to these events, continue to create significant economic uncertainty.

The extent to which these pressures may impact our business, results of operations, asset valuations, financial condition, and customers will depend on future developments, which continue to be highly uncertain and difficult to predict. Material adverse impacts may include all or a combination of valuation impairments on our intangible assets, securities available for sale, securities held to maturity, loans, capitalized mortgage loan servicing rights or deferred tax assets.

We continue to closely monitor and analyze the higher risk segments within our portfolio, and senior management is cautiously optimistic that we are positioned to continue managing the impact of the varied set of risks and uncertainties currently impacting the global and U.S. economies. However, a high degree of uncertainty still exists with respect to the impact of these fluid macroeconomic conditions on the future performance of our loan portfolio and our financial results.

Litigation

We are involved in various litigation matters in the ordinary course of business. At the present time, we do not believe any of these matters will have a significant impact on our consolidated financial position or results of operations. The aggregate amount we have accrued for losses we consider probable as a result of these litigation matters is immaterial. However, because of the inherent uncertainty of outcomes from any litigation matter, we believe it is reasonably possible we may incur losses in addition to the amounts we have accrued. At this time, we estimate the maximum amount of additional losses that are reasonably possible is insignificant. However, because of a number of factors, including the fact that certain of these litigation matters are still in their early stages, this maximum amount may change in the future.

The litigation matters described in the preceding paragraph primarily include claims that have been brought against us for damages, but do not include litigation matters where we seek to collect amounts owed to us by third parties (such as litigation initiated to collect delinquent loans). These excluded, collection-related matters may involve claims or counterclaims by the opposing party or parties, but we have excluded such matters from the disclosure contained in the preceding paragraph in all cases where we believe the possibility of us paying damages to any opposing party is remote.

Visa Stock

We own 12,566 shares of Visa Inc. Class B-1 common stock. At the present time, these shares can only be sold to other Class B-1 shareholders. As a result, there has generally been limited transfer activity in private transactions between buyers and sellers. Given the limited activity that we have become aware of and the continuing uncertainty regarding the likelihood, ultimate timing and eventual exchange rate for Class B-1 shares into Class A shares, we continue to carry these shares at zero, representing cost basis less impairment. However, given the current conversion ratio of 1.5875 Class A shares for every 1 Class B-1 share and the closing price of Visa Class A shares on February 23, 2024 of $283.60 per share, our 12,566 Class B-1 shares would have a current ''value'' of approximately $5.7 million. Visa recently announced its intent to make an offer to exchange up to all of its outstanding shares of Class B-1 common stock for Class B-2 common shares and Class C common shares. If conducted, this exchange offer is expected to result in some degree of liquidity for holders of Class B-1 common shares.

NOTE 12 – SHAREHOLDERS' EQUITY AND NET INCOME PER COMMON SHARE

Our Board of Directors authorized share repurchase plans to buy back up to 5% of our outstanding common stock during 2023, 2022 and 2021. During 2023, 2022 and 2021 repurchases were made through open market and negotiated transactions and totaled 298,601, 181,586 and 814,910 shares of common stock, respectively for an aggregate purchase price of $5.2 million, $4.0 million and $17.3 million, respectively.

A reconciliation of basic and diluted net income per common share for the years ended December 31 follows:

	2023	2022	2021
	(In thousands, except per share amounts)		
Net income	$59,067	$63,351	$62,895
Weighted average shares outstanding[1]	20,976	21,096	21,585
Stock units for deferred compensation plan for non-employee directors	160	137	121
Effect of stock options	11	38	69
Performance share units	23	25	32
Weighted average shares outstanding for calculation of diluted earnings per share	21,170	21,296	21,807
Net income per common share			
Basic[1]	$ 2.82	$ 3.00	$ 2.91
Diluted	$ 2.79	$ 2.97	$ 2.88

---

(1)   Basic net income per common share includes weighted average common shares outstanding during the period and participating share awards.

Weighted average stock options outstanding that were not considered in computing diluted net income per common share because they were anti-dilutive were zero for each year ended 2023, 2022 and 2021, respectively.

NOTE 13 – INCOME TAX

The composition of income tax expense for the years ended December 31 follows:

	2023	2022	2021
	(In thousands)		
Current expense	$14,394	$14,796	$12,506
Deferred expense (benefit)	215	(359)	1,912
Income tax expense	$14,609	$14,437	$14,418

A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate of 21% for 2023, 2022 and 2021 to the income before income tax for the years ended December 31 follows:

	2023	2022	2021
	(In thousands)		
Statutory rate applied to income before income tax	$15,472	$16,335	$16,236
Tax-exempt income	(508)	(1,475)	(1,487)
Low income housing tax credit investments	(235)	(134)	(19)
Employee stock ownership plan dividends	(106)	(97)	(89)
Bank owned life insurance	(99)	(140)	(119)
Share-based compensation	(50)	(144)	(184)
Non-deductible meals, entertainment and memberships	77	30	32
Other, net	58	62	48
Income tax expense	$14,609	$14,437	$14,418

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow:

	2023	2022
	(In thousands)	
Deferred tax assets		
Unrealized loss on securities AFS	$13,587	$18,274
Allowance for credit losses	11,478	11,011
Unrealized loss on securities HTM transferred from AFS	4,095	4,843
Property and equipment	1,387	1,909
Incentive compensation	1,174	1,880
Reserve for unfunded lending commitments	1,156	1,067
Lease liabilities	1,074	1,211
Share-based compensation	824	764
Securities premium amortization	814	792
Deferred compensation	551	458
Loss reimbursement on sold loans reserve	259	254
Other than temporary impairment charge on securities available for sale	146	144
Non accrual loan interest income	121	128
Gross deferred tax assets	36,666	42,735
Deferred tax liabilities		
Capitalized mortgage loan servicing rights	8,871	8,923
Deferred loan fees	2,271	2,430
Lease right of use asset	1,031	1,164
Purchase premiums, net	602	681
Unrealized gain on derivative financial instruments	47	—

	2023	2022
	(In thousands)	
Other	46	42
Gross deferred tax liabilities	12,868	13,240
Deferred tax assets, net[1]	$23,798	$29,495

_____

(1)   Included in accrued income and other assets on the Consolidated Statements of Financial Position.

We assess whether a valuation allowance should be established against our deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. The ultimate realization of this asset is primarily based on generating future income. We concluded at both December 31, 2023 and 2022, that the realization of substantially all of our deferred tax assets continues to be more likely than not.

Changes in unrecognized tax benefits for the years ended December 31 follow:

	2023	2022	2021
	(In thousands)		
Balance at beginning of year	$186	$180	$180
Additions based on tax positions related to the current year	13	13	11
Reductions due to the statute of limitations	(11)	(7)	(11)
Reductions due to settlements	—	—	—
Balance at end of year	$188	$186	$180

If recognized, the entire amount of unrecognized tax benefits, net of $0.04 million of federal tax on state benefits, would affect our effective tax rate. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. No amounts were expensed for interest and penalties for the years ended December 31, 2023, 2022 and 2021. No amounts were accrued for interest and penalties at December 31, 2023, 2022 and 2021. At December 31, 2023, U.S. Federal tax years 2020 through the present remain open to examination.

NOTE 14 – SHARE BASED COMPENSATION AND BENEFIT PLANS

We maintain share based payment plans that include a non-employee director stock purchase plan and a long-term incentive plan that permits the issuance of share based compensation, including stock options and non-vested share awards. The long-term incentive plan, which is shareholder approved, permits the grant of additional share based awards for up to 0.5 million shares of common stock as of December 31, 2023. The non-employee director stock purchase plan permits the issuance of additional share based payments for up to 0.1 million shares of common stock as of December 31, 2023. Share based awards and payments are measured at fair value at the date of grant and are expensed over the requisite service period. Common shares issued upon exercise of stock options come from currently authorized but unissued shares.

During 2023, 2022 and 2021 pursuant to our long-term incentive plan, we granted 0.08 million, 0.06 million and 0.09 million shares, respectively of restricted stock and 0.02 million during each year of performance stock units ("PSU"), to certain officers. The shares of restricted stock and PSUs cliff vest after a period of three years. The performance criteria of the PSUs granted in 2023 and 2022 is split evenly between a comparison of (i) our total shareholder return and (ii) our return on average assets each over the three year period starting on the grant date to these same criteria over that period to an index of our banking peers. The performance criteria of the PSUs granted in 2021 is based on a comparison of our total shareholder return over the three year period starting on the grant date to the same criteria over that period to an index of our banking peers.

Our directors may elect to receive all or a portion of their cash retainer fees in the form of common stock (either on a current basis or on a deferred basis) pursuant to the non-employee director stock purchase plan referenced above. Shares equal in value to that portion of each director's fees that he or she has elected to receive in stock on a current basis are issued each quarter and vest immediately. Shares issued on a deferred basis are credited at the rate of 90% of the current fair value of our common stock and vest immediately. We issued 0.02 million shares to directors pursuant to this plan during each of the years ending 2023, 2022 and 2021 and expensed their value during those same periods.

Total compensation expense recognized for grants pursuant to our long-term incentive plan was $1.9 million, $1.8 million and $1.6 million in 2023, 2022 and 2021, respectively. The corresponding tax benefit relating to this expense was $0.4 million, $0.4 million, and $0.3 million during each year, respectively. Total expense recognized for non-employee director share based payments was $0.4 million, $0.4 million, and $0.4 million for the years ending 2023, 2022 and 2021, respectively. The corresponding tax benefit relating to this expense was $0.08 million, $0.08 million and $0.08 million in 2023, 2022 and 2021, respectively.

At December 31, 2023, the total expected compensation cost related to non-vested restricted stock and PSUs not yet recognized was $2.4 million. The weighted-average period over which this amount will be recognized is 1.78 years.

A summary of outstanding stock option grants and related transactions follows:

	Number of Shares	Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value
				(In thousands)
Outstanding at January 1, 2023	40,307	$ 8.32		
Granted	—			
Exercised	(28,583)	6.92		
Forfeited	—			
Expired	—			
Outstanding at December 31, 2023	11,724	$11.73	2.16	$168
Vested and expected to vest at December 31, 2023	11,724	$11.73	2.16	$168
Exercisable at December 31, 2023	11,724	$11.73	2.16	$168

A summary of outstanding non-vested stock and related transactions follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2023	246,136	$22.82
Granted	103,636	22.84
Vested	(61,902)	22.31
Forfeited	(18,637)	23.02
Outstanding at December 31, 2023	269,233	$22.93

Certain information regarding options exercised during the periods ending December 31 follows:

	2023	2022	2021
	(In thousands)		
Intrinsic value	$352	$761	$752
Cash proceeds received	$198	$131	$117
Tax benefit realized	$ 74	$160	$158

We maintain 401(k) and employee stock ownership plans covering substantially all of our full-time employees. We matched 50% of employee contributions to the 401(k) plan up to a maximum of 8% of participating employees' eligible wages for 2023, 2022 and 2021. Contributions to the employee stock ownership plan are determined annually and require approval of our Board of Directors. The maximum contribution is 6% of employees' eligible wages. Contributions to the employee stock ownership plan were 2% for each of 2023, 2022 and 2021. Amounts expensed for these retirement plans were $3.1 million, $2.9 million and $3.3 million in 2023, 2022 and 2021, respectively.

Our employees participate in various performance-based compensation plans. Amounts expensed for all incentive plans totaled $8.0 million, $12.7 million and $15.6 million in 2023, 2022 and 2021, respectively.

We also provide certain health care and life insurance programs to substantially all full-time employees. Amounts expensed for these programs totaled $7.2 million, $6.2 million and $6.1 million in 2023, 2022 and 2021 respectively.

These insurance programs are also available to retired employees at their own expense.

NOTE 15 – OTHER NON-INTEREST INCOME

Other non-interest income for the years ended December 31 follows:

	2023	2022	2021
	(In thousands)		
Investment and insurance commissions	$ 3,456	$ 2,898	$2,603
ATM fees	1,683	1,216	1,133
Bank owned life insurance	474	360	567
Other	6,866	6,263	5,089
Total other non-interest income	$12,479	$10,737	$9,392

NOTE 16 – DERIVATIVE FINANCIAL INSTRUMENTS

We are required to record derivatives on our Consolidated Statements of Financial Condition as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

Our derivative financial instruments according to the type of hedge in which they are designated at December 31 follow:

	2023		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
Fair value hedge designation			
Pay-fixed interest rate swap agreement - commercial	$ 6,033	5.4	$ 349
Pay-fixed interest rate swap agreements - securities available for sale	148,895	3.9	15,287
Pay-fixed interest rate swap agreements - installment	100,000	3.4	(1,228)
Pay-fixed interest rate swap agreements - mortgage	100,000	4.3	(2,131)
Interest rate cap agreements - securities available for sale	40,970	4.3	456
Total	$395,898	3.9	$12,733
Cash flow hedge designation			
Interest rate floor agreements - commercial	$150,000	3.5	$ 4,221

	2023		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
No hedge designation			
Rate-lock mortgage loan commitments	$ 18,081	0.1	$ 173
Mandatory commitments to sell mortgage loans	30,442	0.1	(279)
Pay-fixed interest rate swap agreements - commercial	379,012	5.9	7,169
Pay-variable interest rate swap agreements - commercial	379,012	5.9	(7,169)
Total	$806,547	5.5	$ (106)

	2022		
	Notional Amount	Average Maturity (years)	Fair Value
	(Dollars in thousands)		
Fair value hedge designation			
Pay-fixed interest rate swap agreement - commercial	$ 6,401	6.4	$ 447
Pay-fixed interest rate swap agreements - securities available for sale	148,895	4.8	19,906
Pay-fixed interest rate swap agreements - installment	25,000	2.0	77
Interest rate cap agreements - securities available for sale	40,970	5.3	931
Total	$221,266	4.6	$ 21,361
No hedge designation			
Rate-lock mortgage loan commitments	$ 19,918	0.1	$ (1,056)
Mandatory commitments to sell mortgage loans	49,258	0.1	315
Pay-fixed interest rate swap agreements - commercial	279,005	6.0	17,063
Pay-variable interest rate swap agreements - commercial	279,005	6.0	(17,063)
Total	$627,186	5.3	$ (741)

We have established management objectives and strategies that include interest-rate risk parameters for maximum fluctuations in net interest income and market value of portfolio equity. We monitor our interest rate risk position via simulation modeling reports. The goal of our asset/liability management efforts is to maintain profitable financial leverage within established risk parameters.

We have entered into pay-fixed interest rate swaps and caps to protect a portion of the fair value of a certain fixed rate commercial loan and certain mortgage and installment loans (''Fair Value Hedge – Portfolio Loans''). As a result, changes in the fair values of the pay-fixed interest rate swap and caps are expected to offset changes in the fair values of the fixed rate portfolio loans due to fluctuations in interest rates. We record the fair values of Fair Value Hedge – Portfolio Loans in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The hedged items (a fixed rate commercial loan and certain fixed rate mortgage and installment loans) are also recorded at fair value which offsets the adjustment to the Fair Value Hedge – Portfolio Loans. On an ongoing basis, we adjust our Consolidated Statements of Financial Condition to reflect the then current fair values of both the Fair Value Hedge – Portfolio Loans and the hedged items. The related gains or losses are reported in interest income – interest and fees on loans in our Consolidated Statements of Operations. During the second quarter of 2023 we terminated the interest rate cap that was previously hedging certain installment loans. The remaining unrealized gain on this terminated interest cap is being amortized into earnings over the original life of the interest rate cap.

We have entered into pay-fixed interest rate swaps and interest rate cap agreements to protect a portion of the fair value of certain securities available for sale (''Fair Value Hedge – AFS Securities''). As a result, the change in

the fair value of the pay-fixed interest rate swaps and interest rate cap agreements is expected to offset a portion of the change in the fair value of the fixed rate securities available for sale due to fluctuations in interest rates. We record the fair value of Fair Value Hedge – AFS Securities in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The hedged items (fixed rate securities available for sale) are also recorded at fair value which offsets the adjustment to the Fair Value Hedge – AFS Securities. On an ongoing basis, we adjust our Consolidated Statements of Financial Condition to reflect the then current fair value of both the Fair Value Hedge – AFS Securities and the hedged item. The related gains or losses are reported in interest income – interest on securities – tax-exempt in our Consolidated Statements of Operations.

We have entered into interest rate floor agreements to manage the variability in future expected cash flows of certain commercial loans (''Cash Flow Hedge – Portfolio Loans''). We record the fair value of Cash Flow Hedge – Portfolio Loans in accrued income and other assets and accrued expenses and other liabilities on our Consolidated Statements of Financial Condition. The changes in the fair value of Cash Flow Hedge - Portfolio Loans are recorded in accumulated other comprehensive loss and are reclassified into the line item in our Consolidated Statements of Operations in which the hedged items are recorded in the same period the hedged items affect earnings. It is anticipated that as of December 31, 2023, $0.7 million will be reclassified from accumulated other comprehensive loss on Cash Flow Hedge - Portfolio Loans into earnings as a reduction of interest and fees on loans over the next twelve months. The maximum term of any Cash Flow Hedge - Portfolio Loans at December 31, 2023 is 4.2 years.

Certain derivative financial instruments have not been designated as hedges. The fair value of these derivative financial instruments has been recorded on our Consolidated Statements of Financial Condition and is adjusted on an ongoing basis to reflect their then current fair value. The changes in fair value of derivative financial instruments not designated as hedges are recognized in earnings.

In the ordinary course of business, we enter into rate-lock mortgage loan commitments with customers (''Rate-Lock Commitments''). These commitments expose us to interest rate risk. We also enter into mandatory commitments to sell mortgage loans (''Mandatory Commitments'') to reduce the impact of price fluctuations of mortgage loans held for sale and Rate-Lock Commitments. Mandatory Commitments help protect our loan sale profit margin from fluctuations in interest rates. The changes in the fair value of Rate Lock Commitments and Mandatory Commitments are recognized currently as part of net gains on mortgage loans in the Consolidated Statements of Operations. We obtain market prices on Mandatory Commitments and Rate-Lock Commitments. Net gains on mortgage loans, as well as net income, may be more volatile as a result of these derivative instruments, which are not designated as hedges.

We have a program that allows commercial loan customers to lock in a fixed rate for a longer period of time than we would normally offer for interest rate risk reasons. We will enter into a variable rate commercial loan and an interest rate swap agreement with a customer and then enter into an offsetting interest rate swap agreement with an unrelated party. The interest rate swap agreement fair values will generally move in opposite directions resulting in little or no net impact on our Consolidated Statements of Operations. All of the interest rate swap agreements-commercial with no hedge designation in the table above relate to this program.

We had entered into a no hedge designation pay-variable interest rate swap agreement in an attempt to manage the cost of certain funding liabilities. The changes in fair value of this no hedge pay-variable interest rate swap is recorded in non-interest expense-other in our Consolidated Statements of Operations. This no hedge designation pay-variable interest rate swap agreement matured during the third quarter of 2023.

We had purchased a swaption agreement during 2021 in an attempt to reduce the impact of price fluctuations of certain mortgage construction loans held for sale. The swaption agreement is presented as ''Interest rate swaption agreement'' in the table below. The swaption agreement terminated during 2022. The changes in the fair value of the swaption agreement was recognized currently as part of net gains on mortgage loans in our Consolidated Statements of Operations.

In prior years we had entered into certain derivative financial instruments to manage the variability in future expected cash flows of certain debt obligations (''Cash Flow Hedges''). Cash Flow Hedges had included certain pay-fixed interest rate swap and interest rate cap agreements. The no hedge designation ''Interest rate cap agreements'' and ''Pay-fixed interest rate swap agreements'' in the table below had previously qualified for cash flow hedge accounting but were classified to a no hedge designation during 2020 and any changes in fair value since the transfers to the no hedge designation have been recognized in interest expense – other borrowings and subordinated debt and debentures in our Consolidated Statements of Operations since that time. Also in 2020 it became probable that the forecasted transactions being hedged by these interest rate cap agreements would not occur by the end of the originally specified time period and all remaining unrealized losses included as a component of accumulated other comprehensive income (loss) were reclassified into earnings at that time. The pay-fixed interest rate swaps matured in 2021 and during 2022 we terminated $75.0 million of interest rate caps while $15.0 million matured.

In prior periods we offered to our deposit customers an equity linked time deposit product ("Altitude CD"). The Altitude CD was a time deposit that provided the customer a guaranteed return of principal at maturity plus a potential equity return (a written option), while we receive a like stream of funds based on the equity return (a purchased option). The written and purchased options will generally move in opposite directions resulting in little or no net impact on our Consolidated Statements of Operations. The written and purchased options in the table below relate to this Altitude CD product and matured during the fourth quarter of 2021.

The following table illustrate the impact that the derivative financial instruments discussed above have on individual line items in the Consolidated Statements of Financial Condition for the periods presented:

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives			
	December 31,				December 31,			
	2023		2022		2023		2022	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
				(In thousands)				
Derivatives designated as hedging instruments								
Pay-fixed interest rate swap agreements	Other assets	$15,636	Other assets	$20,430	Other liabilities	$ 3,359	Other liabilities	$ —
Interest rate cap agreements	Other assets	456	Other assets	931	Other liabilities	—	Other liabilities	—
Interest rate floor agreements	Other assets	4,221	Other assets	—	Other liabilities	—	Other liabilities	—
		20,313		21,361		3,359		—
Derivatives not designated as hedging instruments								
Rate-lock mortgage loan commitments	Other assets	$ 173	Other assets	$ —	Other liabilities	$ —	Other liabilities	$ 1,056
Mandatory commitments to sell mortgage loans	Other assets	—	Other assets	315	Other liabilities	279	Other liabilities	—
Pay-fixed interest rate swap agreements - commercial	Other assets	12,683	Other assets	17,567	Other liabilities	5,514	Other liabilities	504
Pay-variable interest rate swap agreements - commercial	Other assets	5,514	Other assets	504	Other liabilities	12,683	Other liabilities	17,567
		18,370		18,386		18,476		19,127
Total derivatives		$38,683		$39,747		$21,835		$19,127

The effect of derivative financial instruments on the Consolidated Statements of Operations follows:

	Year Ended December 31,											
	Gain (loss) Recognized in Other Comprehensive Income (Loss) (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Effective Portion)	Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income(Effective Portion)			Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income		
	2023	2022	2021		2023	2022	2021		2023	2022	2021
	(In thousands)										
Fair Value Hedges											
Pay-fixed interest rate swap agreement - commercial. .								Interest and fees on loans	$ (98)	$ 831	$ 392
Pay-fixed interest rate swap agreement - securities available for sale.								Interest on securities available for sale - tax-exempt	(4,619)	15,493	4,398
Pay-fixed interest rate swap agreement - installment . .								Interest and fees on loans	(1,305)	77	—
Pay-fixed interest rate swap agreements - Mortgage . .								Interest and fees on loans	(2,131)	—	—
Interest rate cap agreements - securities available for sale	$(848)	$—	$—	Interest on securities available for sale - tax - exempt	$(262)	$—	$—	Interest on securities available for sale - tax - exempt	90	—	—
Interest rate cap agreements - installment	—	—	—	Interest and fees on loans	—	—	—	Interest and fees on loans	(14)	—	—
Total	$(848)	$—	$—		$(262)	$—	$—		$(8,077)	$ 16,401	$ 4,790
Cash Flow Hedges											
Interest rate floor agreements - commercial	$ 635	$—	$—	Interest expense	$(175)	$—	$—	Interest and fees on loans	$ (175)	$ —	$ —
No hedge designation											
Rate-lock mortgage loan commitments								Net gains on mortgage loans	$ 1,229	$ (3,196)	$(4,880)
Mandatory commitments to sell mortgage loans.								Net gains on mortgage loans	(594)	383	873
Pay-fixed interest rate swap agreements - commercial								Interest income	(9,894)	22,242	4,521
Pay-variable interest rate swap agreements -commercial								Interest income	9,894	(22,242)	(4,521)
Interest rate swaption agreement.								Net gains on mortgage loans	—	(186)	(2)
Pay-variable interest rate swap agreement								Non-interest expense - other	(12)	—	—
Pay-fixed interest rate swap agreements								Interest expense	—	—	295
Interest rate cap agreements								Interest expense	—	245	30
Purchased options.								Interest expense	—	—	(42)
Written options								Interest expense	—	—	42
Total									$ 623	$ (2,754)	$(3,684)

NOTE 17 – RELATED PARTY TRANSACTIONS

Certain directors and executive officers, including companies in which they are officers or have significant ownership, were loan and deposit customers during 2023 and 2022.

A summary of loans to our directors and executive officers (which includes loans to entities in which the individual owns a 10% or more voting interest) for the years ended December 31 follows:

	2023	2022
	(In thousands)	
Balance at beginning of year	$7,742	$ 6,879
New loans and advances	478	1,957
Repayments	(847)	(1,094)
Balance at end of year	$7,373	$ 7,742

We had $1.69 million and $1.91 million in loan commitments to directors and executive officers at December 31, 2023 and 2022, respectively. Of these commitments, $0.03 million and $0.01 million were outstanding at December 31, 2023 and 2022, respectively, and included in the table above.

Deposits held by us for directors and executive officers totaled $2.9 million and $2.6 million at December 31, 2023 and 2022, respectively.

NOTE 18 – LEASES

We have entered into leases in the normal course of business primarily for office facilities, some of which include renewal options and escalation clauses. Certain leases also include both lease components (fixed payments including rent, taxes and insurance costs) and non-lease components (common area or other maintenance costs) which are accounted for as a single lease component as we have elected the practical expedient to group lease and non-lease components together for all leases. We have also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on our Consolidated Statements of Financial Condition. Most of our leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion and are included in our right of use (''ROU'') assets and lease liabilities if they are reasonably certain of exercise.

Leases are classified as operating or finance leases at the lease commencement date (we did not have any finance leases as of December 31, 2023). Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. The ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payment over the lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The cost components of our operating leases follows:

	2023	2022	2021
	(In thousands)		
Operating lease cost	$1,436	$1,636	$1,672
Variable lease cost	97	78	63
Short-term lease cost	94	91	64
Total	$1,627	$1,805	$1,799

Variable lease costs consist primarily of taxes, insurance, and common area or other maintenance costs for our leased facilities.

Supplemental balance sheet information related to our operating leases follows:

	2023	2022
	(In thousands)	
Lease right of use asset[1]	$4,911	$5,544
Lease liabilities[2]	$5,114	$5,769
Weighted average remaining lease term (years)	6.03	5.86
Weighted average discount rate	2.7%	2.4%

(1) Included in Accrued income and other assets in our Consolidated Statements of Financial Condition.

(2) Included in Accrued expenses and other liabilities in our Consolidated Statements of Financial Condition.

Maturity analysis of our lease liabilities at December 31, 2023 based on required contractual payments follows:

	(In thousands)
2024	$1,142
2025	1,075
2026	903
2027	714
2028	685
2029 and thereafter	1,041
Total lease payments	5,560
Less imputed interest	(446)
Total	$5,114

NOTE 19 – CONCENTRATIONS OF CREDIT RISK

Credit risk is the risk to earnings and capital arising from an obligor's failure to meet the terms of any contract with our organization or otherwise failing to perform as agreed. Credit risk can occur outside of our traditional lending activities and can exist in any activity where success depends on counterparty, issuer or borrower performance. Concentrations of credit risk (whether on- or off-balance sheet) arising from financial instruments can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries or certain geographic regions. Credit risk associated with these concentrations could arise when a significant amount of loans or other financial instruments, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment or other type of settlement to be adversely affected. Our major concentrations of credit risk arise by collateral type and by industry. The significant concentrations by collateral type at December 31, 2023, include $1.406 billion of loans secured by residential real estate and $241.7 million of construction and land development loans.

Additionally, within our commercial real estate and commercial and industrial loan classes, we had significant standard industry classification concentrations in the following categories as of December 31, 2023: Lessors of Nonresidential Real Estate ($530.9 million); Accommodation and Food Services ($146.8 million); Construction ($128.7 million); Lessors of Residential Real Estate ($123.4 million); Health Care and Social Assistance ($119.5 million); and Manufacturing ($95.5 million). A geographic concentration arises because we primarily conduct our lending activities in the State of Michigan.

NOTE 20 – REGULATORY MATTERS

Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends our Bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the Bank's current year net profits, combined with the retained net profits of the preceding two years. Further, the Bank cannot pay a dividend at any time that it has negative undivided profits. As of December 31, 2023, the Bank had positive undivided profits of $176.6 million. It is not our intent to have dividends paid in amounts that would reduce the capital of our Bank to levels below those which we consider prudent or that would not be in accordance with guidelines of regulatory authorities.

We are also subject to various regulatory capital requirements. The prompt corrective action regulations establish quantitative measures to ensure capital adequacy and require minimum amounts and ratios of total, Tier 1, and common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Failure to meet minimum capital requirements can result in certain mandatory, and possibly discretionary, actions by regulators that could have a material effect on our consolidated financial statements. In addition, capital adequacy rules include a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets that applies to all supervised financial institutions. To avoid limits on capital distributions and certain discretionary bonus payments we must meet the minimum ratio for adequately capitalized institutions plus the buffer. Under capital adequacy guidelines, we must meet specific capital requirements that involve quantitative measures as well as qualitative judgments by the regulators. The most recent regulatory filings as of December 31, 2023 and 2022, have our Bank categorized as well capitalized and exceeding the minimum ratio for adequately capitalized institutions plus the capital conservation buffer. Management is not aware of any conditions or events that would have changed the most recent Federal Deposit Insurance Corporation ("FDIC") categorization.

Our actual capital amounts and ratios at December 31 follow[1]:

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2023						
Total capital to risk-weighted assets						
Consolidated.................	$573,972	13.71%	$335,014	8.00%	NA	NA
Independent Bank	521,374	12.46	334,673	8.00	$418,341	10.00%
Tier 1 capital to risk-weighted assets						
Consolidated.................	$481,569	11.50%	$251,260	6.00%	NA	NA
Independent Bank	469,023	11.21	251,005	6.00	$334,673	8.00%
Common equity tier 1 capital to risk-weighted assets						
Consolidated.................	$443,065	10.58%	$188,445	4.50%	NA	NA
Independent Bank	469,023	11.21	188,254	4.50	$271,922	6.50%
Tier 1 capital to average assets						
Consolidated.................	$481,569	9.03%	$213,227	4.00%	NA	NA
Independent Bank	469,023	8.80	213,180	4.00	$266,475	5.00%
2022						
Total capital to risk-weighted assets						
Consolidated.................	$536,549	13.62%	$315,059	8.00%	NA	NA
Independent Bank	480,886	12.22	314,733	8.00	$393,416	10.00%
Tier 1 capital to risk-weighted assets						
Consolidated.................	$447,299	11.36%	$236,294	6.00%	NA	NA
Independent Bank	431,685	10.97	236,049	6.00	$314,733	8.00%

	Actual		Minimum for Adequately Capitalized Institutions		Minimum for Well-Capitalized Institutions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Common equity tier 1 capital to risk-weighted assets						
Consolidated.................	$408,863	10.38%	$177,221	4.50%	NA	NA
Independent Bank	431,685	10.97	177,037	4.50	$255,720	6.50%
Tier 1 capital to average assets						
Consolidated.................	$447,299	8.86%	$201,875	4.00%	NA	NA
Independent Bank	431,685	8.56	201,820	4.00	$252,275	5.00%

(1)   These ratios do not reflect a capital conservation buffer of 2.50% at December 31, 2023 and 2022.

NA - Not applicable

The components of our regulatory capital are as follows:

	Consolidated December 31,		Independent Bank December 31,	
	2023	2022	2023	2022
	(In thousands)			
Total shareholders' equity................................	$404,449	$347,596	$430,407	$370,418
Add (deduct)				
Accumulated other comprehensive loss for regulatory purposes..	66,344	86,966	66,344	86,966
Goodwill and other intangibles	(30,304)	(30,851)	(30,304)	(30,851)
CECL[(1)]	2,576	5,152	2,576	5,152
Common equity tier 1 capital.....................	443,065	408,863	469,023	431,685
Qualifying trust preferred securities....................	38,504	38,436	—	—
Tier 1 capital..................................	481,569	447,299	469,023	431,685
Subordinated debt	40,000	40,000	—	—
Allowance for credit losses and allowance for unfunded lending commitments limited to 1.25% of total risk-weighted assets	52,403	49,250	52,351	49,201
Total risk-based capital...........................	$573,972	$536,549	$521,374	$480,886

(1)   We elected the three years CECL transition method for regulatory purposes.

NOTE 21 – FAIR VALUE DISCLOSURES

FASB ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

We used the following methods and significant assumptions to estimate fair value:

Securities: Where quoted market prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. We currently do not have any Level 1 securities. If quoted market prices are not available for the specific security, then fair values are estimated by (1) using quoted market prices of securities with similar characteristics, (2) matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted prices, or (3) a discounted cash flow analysis whose significant fair value inputs can generally be verified and do not typically involve judgment by management. These securities are classified as Level 2 of the valuation hierarchy and primarily include agency securities, private label mortgage-backed securities, other asset backed securities, obligations of states and political subdivisions, trust preferred securities, corporate securities and foreign government securities.

Loans held for sale: The fair value of mortgage loans held for sale, carried at fair value is based on agency cash window loan pricing for comparable assets (recurring Level 2) and the fair value of mortgage loans held for sale carried at the lower of cost or fair value is based on a quoted sales price (non-recurring Level 1).

Collateral dependent loans with specific loss allocations based on collateral value: From time to time, certain collateral dependent loans will have an ACL established. When the fair value of the collateral is based on an appraised value or when an appraised value is not available we record the collateral dependent loan as nonrecurring Level 3. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and thus will typically result in a Level 3 classification of the inputs for determining fair value.

Other real estate: At the time of acquisition, other real estate is recorded at fair value, less estimated costs to sell, which becomes the property's new basis. Subsequent write-downs to reflect declines in value since the time of acquisition may occur from time to time and are recorded in net gains on other real estate and repossessed assets, which is part of non-interest expense - other in the Consolidated Statements of Operations. The fair value of the property used at and subsequent to the time of acquisition is typically determined by a third party appraisal of the property. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent loans and other real estate are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by us. Once received, an independent third party, or a member of our Collateral Evaluation Department (for commercial properties), or a member of our Special Assets Group (for residential properties) reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. We compare the actual selling price of collateral that has been sold to the most recent appraised value of our properties to determine what additional adjustment, if any, should be made to the appraisal value to arrive at fair value. For commercial and residential properties we typically discount an appraisal to account for various factors that the appraisal excludes in its assumptions. These additional discounts generally do not result in material adjustments to the appraised value.

Capitalized mortgage loan servicing rights: The fair value of capitalized mortgage loan servicing rights is based on a valuation model used by an independent third party that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. Certain model assumptions are generally unobservable and are based upon the best information available including data relating to our own servicing portfolio, reviews of mortgage servicing assumption and valuation surveys and input from various mortgage servicers and, therefore, are recorded as Level 3. Management evaluates the third party valuation for reasonableness each quarter as part of our financial reporting control processes.

Derivatives: The fair value of rate-lock mortgage loan commitments is based on agency cash window loan pricing for comparable assets and the fair value of mandatory commitments to sell mortgage loans is based on mortgage backed security pricing for comparable assets (recurring Level 2). The fair value of interest rate swap, interest rate cap, interest rate floor and swaption agreements are derived from proprietary models which utilize current market data. The significant fair value inputs can generally be observed in the market place and do not typically involve judgment by management (recurring Level 2).

Assets and liabilities measured at fair value, including financial assets for which we have elected the fair value option, were as follows:

	Fair Value Measure-ments	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
		(In thousands)		
December 31, 2023:				
Measured at Fair Value on a Recurring Basis				
Assets				
Securities available for sale				
U.S. agency	$ 9,507	$—	$ 9,507	$ —
U.S. agency residential mortgage-backed	81,217	—	81,217	—
U.S. agency commercial mortgage-backed	12,297	—	12,297	—
Private label mortgage-backed	86,469	—	86,469	—
Other asset backed	112,931	—	112,931	—
Obligations of states and political subdivisions	302,737	—	302,737	—
Corporate	73,250	—	73,250	—
Trust preferred	942	—	942	—
Loans held for sale, carried at fair value	12,063	—	12,063	—
Capitalized mortgage loan servicing rights	42,243	—	—	42,243
Derivatives[1]	38,683	—	38,683	—
Liabilities				
Derivatives[2]	21,835	—	21,835	—
Measured at Fair Value on a Non-recurring Basis:				
Assets				
Collateral dependent loans[3]				
Commercial				
Commercial and industrial	551	—	—	551
Mortgage				
1-4 family owner occupied - non-jumbo	732	—	—	732
1-4 family non-owner occupied	33	—	—	33
1-4 family - 2nd lien	157	—	—	157
Resort lending	92	—	—	92
Installment				
Boat lending	192	—	—	192
Recreational vehicle lending	196	—	—	196
Other	66	—	—	66

(1) Included in accrued income and other assets in the Consolidated Statements of Financial Condition.

(2) Included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

(3) Only includes individually evaluated loans with specific loss allocations based on collateral value.

	Fair Value Measurements Using			
	Fair Value Measure-ments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un-observable Inputs (Level 3)
		(In thousands)		
December 31, 2022:				
Measured at Fair Value on a Recurring Basis				
Assets				
Securities available for sale				
U.S. agency	$ 12,101	$ —	$ 12,101	$ —
U.S. agency residential mortgage-backed	90,458	—	90,458	—
U.S. agency commercial mortgage-backed	13,453	—	13,453	—
Private label mortgage-backed	93,845	—	93,845	—
Other asset backed	194,725	—	194,725	—
Obligations of states and political subdivisions	295,677	—	295,677	—
Corporate	78,157	—	78,157	—
Trust preferred	931	—	931	—
Loans held for sale, carried at fair value	26,518	—	26,518	—
Capitalized mortgage loan servicing rights	42,489	—	—	42,489
Derivatives[1]	39,747	—	39,747	—
Liabilities				
Derivatives[2]	19,127	—	19,127	—
Measured at Fair Value on a Non-recurring Basis:				
Assets				
Loans held for sale, carried at the lower of cost or fair value	20,367	20,367	—	—
Collateral dependent loans[3]				
Commercial				
Commercial and industrial	138	—	—	138
Commercial real estate	1,068	—	—	1,068
Mortgage				
1-4 family owner occupied - non-jumbo	415	—	—	415
1-4 family non-owner occupied	52	—	—	52
1-4 family - 2nd lien	165	—	—	165
Resort lending	25	—	—	25
Installment				
Boat lending	196	—	—	196
Recreational vehicle lending	19	—	—	19
Other	87	—	—	87

---

(1)   Included in accrued income and other assets in the Consolidated Statements of Financial Condition.

(2)   Included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

(3)   Only includes individually evaluated loans with specific loss allocations based on collateral value.

Changes in fair values of financial assets for which we have elected the fair value option for the years ended December 31 were as follows:

	Net Gains (Losses) on Assets - Mortgage Loans	Mortgage Loan Servicing, net	Total Change in Fair Values Included in Current Period Earnings
		(In thousands)	
2023			
Loans held for sale	$ 2,281	$ —	$ 2,281
Capitalized mortgage loan servicing rights	—	(4,202)	(4,202)
2022			
Loans held for sale	(3,393)	—	(3,393)
Capitalized mortgage loan servicing rights	—	10,196	10,196
2021			
Loans held for sale	(2,805)	—	(2,805)
Capitalized mortgage loan servicing rights	—	(2,108)	(2,108)

For those items measured at fair value pursuant to our election of the fair value option, interest income is recorded within the Consolidated Statements of Operations based on the contractual amount of interest income earned on these financial assets and dividend income is recorded based on cash dividends received.

The following represent impairment charges recognized during the years ended December 31, 2023, 2022 and 2021 relating to assets measured at fair value on a non-recurring basis:

- Loans that are individually evaluated using the fair value of collateral for collateral dependent loans had a carrying amount of $2.0 million, which is net of a valuation allowance of $1.3 million at December 31, 2023, and had a carrying amount of $2.2 million, which is net of a valuation allowance of $2.1 million at December 31, 2022. An additional provision for credit losses relating to these collateral dependent loans of $1.1 million, $1.5 million and $0.3 million was included in our results of operations for the years ending December 31, 2023, 2022 and 2021, respectively.

A reconciliation for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31 follows:

	Capitalized Mortgage Loan Servicing Rights		
	2023	2022	2021
	(In thousands)		
Beginning balance	$42,489	$26,232	$16,904
Total losses realized and unrealized:			
Included in results of operations	(4,202)	10,196	(2,108)
Included in other comprehensive income (loss)	—	—	—
Purchases, issuances, settlements, maturities and calls	3,956	6,061	11,436
Transfers in and/or out of Level 3	—	—	—
Ending balance	$42,243	$42,489	$26,232
Amount of total losses for the period included in earnings attributable to the change in unrealized losses relating to assets and liabilities still held at December 31	$ (4,202)	$10,196	$ (2,108)

The fair value of our capitalized mortgage loan servicing rights has been determined based on a valuation model used by an independent third party as discussed above. The significant unobservable inputs used in the fair value measurement of the capitalized mortgage loan servicing rights are discount rate, cost to service, ancillary income, float rate and prepayment rate. Significant changes in all five of these assumptions in isolation would result in significant changes to the value of our capitalized mortgage loan servicing rights. Quantitative information about our Level 3 fair value measurements measured on a recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
	(In thousands)				
2023					
Capitalized mortgage loan servicing rights	$42,243	Present value of net servicing revenue	Discount rate	10.00% to 14.27%	10.25%
			Cost to service	$70 to $442	$79
			Ancillary income	20 to 30	20
			Float rate	3.82%	3.82%
			Prepayment rate	6.56% to 26.47%	8.50%
2022					
Capitalized mortgage loan servicing rights	$42,489	Present value of net servicing revenue	Discount rate	10.00% to 13.23%	10.12%
			Cost to service	$66 to $150	$78
			Ancillary income	20 to 35	21
			Float rate	4.03%	4.03%
			Prepayment rate	7.03% to 30.40%	7.97%

Quantitative information about Level 3 fair value measurements measured on a non-recurring basis follows:

	Asset Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
	(In thousands)				
2023					
Collateral dependent loans					
Commercial	$ 551	Sales comparison approach	Adjustment for differences between comparable sales	(5.0)% to 6.0%	(0.4)%
Mortgage and Installment[1] . . .	1,468	Sales comparison approach	Adjustment for differences between comparable sales	(4.1) to 10.5	3.1
2022					
Collateral dependent loans					
Commercial	$1,206	Sales comparison approach	Adjustment for differences between comparable sales	41.7% to 20.0%	(0.4)%
Mortgage and Installment[1] . . .	959	Sales comparison approach	Adjustment for differences between comparable sales	(73.3) to 65.2	(5.3)

---

(1) In addition to the valuation techniques and unobservable inputs discussed above, at December 31, 2023 and 2022 certain collateral dependent installment loans totaling approximately $0.45 million and $0.30 million are secured by collateral other than real estate. For the majority of these loans, we apply internal discount rates to industry valuation guides.

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding for loans held for sale for which the fair value option has been elected at December 31:

	Aggregate Fair Value	Difference	Contractual Principal
	(In thousands)		
Loans held for sale			
2023	$12,063	$ (61)	$12,124
2022	26,518	(2,342)	28,860
2021	55,470	1,051	54,419

NOTE 22 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Most of our assets and liabilities are considered financial instruments. Many of these financial instruments lack an available trading market and it is our general practice and intent to hold the majority of our financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values may not be a precise estimate. Changes in assumptions could significantly affect the estimates.

Estimated fair values have been determined using available data and methodologies that are considered suitable for each category of financial instrument. For instruments with adjustable interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances.

The estimated recorded book balances and fair values at December 31 follow:

			Fair Value Using		
	Recorded Book Balance	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un- observable Inputs (Level 3)
			(In thousands)		
2023					
Assets					
Cash and due from banks	$ 68,208	$ 68,208	$ 68,208	$ —	$ —
Interest bearing deposits	101,573	101,573	101,573	—	—
Securities available for sale	679,350	679,350	—	679,350	—
Securities held to maturity	353,988	318,606	—	318,606	—
Federal Home Loan Bank and Federal Reserve Bank Stock	16,821	NA	NA	NA	NA
Net loans and loans held for sale	3,748,306	3,453,790	—	12,063	3,441,727
Accrued interest receivable	19,044	19,044	58	6,486	12,500
Derivative financial instruments	38,683	38,683	—	38,683	—
Liabilities					
Deposits with no stated maturity[(1)]	$3,704,808	$3,704,808	$3,704,808	$ —	$ —
Deposits with stated maturity[(1)]	918,071	914,404	—	914,404	—
Other borrowings	50,026	49,831	—	49,831	—
Subordinated debt	39,510	40,352	—	40,352	—
Subordinated debentures	39,728	38,103	—	38,103	—
Accrued interest payable	6,534	6,534	482	6,052	—
Derivative financial instruments	21,835	21,835	—	21,835	—

	Recorded Book Balance	Fair Value	Fair Value Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Un- observable Inputs (Level 3)
			(In thousands)		
2022					
Assets					
Cash and due from banks	$ 70,180	$ 70,180	$ 70,180	$ —	$ —
Interest bearing deposits................	4,191	4,191	4,191	—	—
Securities available for sale............	779,347	779,347	—	779,347	—
Securities held to maturity.............	374,818	335,418	—	335,418	—
Federal Home Loan Bank and Federal Reserve Bank Stock	17,653	NA	NA	NA	NA
Net loans and loans held for sale	3,459,802	3,185,518	20,367	26,518	3,138,633
Accrued interest receivable	16,513	16,513	1	6,503	10,009
Derivative financial instruments	39,747	39,747	—	39,747	—
Liabilities					
Deposits with no stated maturity[(1)]	$3,798,848	$3,798,848	$3,798,848	$ —	$ —
Deposits with stated maturity[(1)].........	580,221	573,739	—	573,739	—
Other borrowings	86,006	86,006	—	86,006	—
Subordinated debt....................	39,433	41,058	—	41,058	—
Subordinated debentures	39,660	38,982	—	38,982	—
Accrued interest payable	2,287	2,287	415	1,872	—
Derivative financial instruments	19,127	19,127	—	19,127	—

NA – Not applicable

(1) Deposits with no stated maturity include reciprocal deposits with a recorded book balance of $723.014 million and $555.781 million at December 31, 2023 and 2022, respectively. Deposits with a stated maturity include reciprocal deposits with a recorded book balance of $109.006 million and $46.794 million at December 31, 2023 and 2022, respectively.

The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance, which is nominal, and therefore are not disclosed.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.

Fair value estimates for deposit accounts do not include the value of the core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

NOTE 23 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

A summary of changes in accumulated other comprehensive income (loss) ("AOCIL"), net of tax during the years ended December 31 follows:

	Unrealized Gains (Losses) on Securities AFS	Unrealized Losses on Securities Transferred to Securities HTM[1]	Dispropor- tionate Tax Effects from Securities AFS	Unrealized Gains on Derivative Instruments	Total
			(In thousands)		
2023					
Balances at beginning of period	$(68,742)	$(18,223)	$(5,798)	$ —	$(92,763)
Other comprehensive income (loss) before reclassifications	17,454	2,815	—	(168)	20,101
Amounts reclassified from AOCIL	175	—	—	345	520
Net current period other comprehensive income	17,629	2,815	—	177	20,621
Balances at end of period	$(51,113)	$(15,408)	$(5,798)	$ 177	$(72,142)
2022					
Balances at beginning of period	$ 6,299	$ —	$(5,798)	$ —	$ 501
Other comprehensive loss before reclassifications	(75,258)	(18,223)	—	—	(93,481)
Amounts reclassified from AOCIL	217	—	—	—	217
Net current period other comprehensive loss	(75,041)	(18,223)	—	—	(93,264)
Balances at end of period	$(68,742)	$(18,223)	$(5,798)	$ —	$(92,763)
2021					
Balances at beginning of period	$ 15,822	$ —	$(5,798)	$ —	$ 10,024
Other comprehensive loss before reclassifications	(8,408)	—	—	—	(8,408)
Amounts reclassified from AOCIL	(1,115)	—	—	—	(1,115)
Net current period other comprehensive loss	(9,523)	—	—	—	(9,523)
Balances at end of period	$ 6,299	$ —	$(5,798)	$ —	$ 501

_____

(1)   Represents the remaining unrealized loss to be accreted on securities that were transferred from AFS to HTM on April 1, 2022.

The disproportionate tax effects from securities AFS arose primarily due to tax effects of other comprehensive income ("OCI") in the presence of a valuation allowance against our deferred tax assets and a pretax loss from operations. Generally, the amount of income tax expense or benefit allocated to operations is determined without regard to the tax effects of other categories of income or loss, such as OCI. However, an exception to the general rule is provided when, in the presence of a valuation allowance against deferred tax assets, there is a pretax loss from operations and pretax income from other categories in the current period. In such instances, income from other categories must offset the current loss from operations, the tax benefit of such offset being reflected in operations. Release of material disproportionate tax effects from other comprehensive income to earnings is done by the portfolio method whereby the effects will remain in AOCIL as long as we carry a more than inconsequential portfolio of securities AFS.

A summary of reclassifications out of each component of AOCIL for the years ended December 31 follows:

AOCIL Component	Reclassified From AOCIL	Affected Line Item in Consolidated Statements of Operations
	(In thousands)	
2023		
Unrealized gains (losses) on securities available for sale	$ (222)	Net gains (losses) on securities available for sale
	(47)	Income tax expense
	$ (175)	Reclassifications, net of tax
Unrealized gains on derivative instruments		
	$ 437	Interest income
	92	Income tax expense
	$ 345	Reclassifications, net of tax
	$ (520)	Total reclassifications for the period, net of tax
2022		
Unrealized gains (losses) on securities available for sale	$ (275)	Net gains (losses) on securities available for sale
	(58)	Income tax expense
	$ (217)	Reclassifications, net of tax
2021		
Unrealized gains (losses) on securities available for sale	$1,411	Net gains (losses) on securities available for sale
	296	Income tax expense
	$1,115	Reclassifications, net of tax

NOTE 24 – INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Presented below are condensed financial statements for our parent company.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2023	2022
	(In thousands)	
ASSETS		
Cash and due from banks	$ 6,519	$ 10,502
Interest bearing deposits - time	40,000	40,000
Investment in subsidiaries	436,887	376,930
Accrued income and other assets	4,419	6,220
Total Assets	$487,825	$433,652
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated debt	$ 39,510	$ 39,433
Subordinated debentures	39,728	39,660
Accrued expenses and other liabilities	3,186	6,048
Shareholders' equity	405,401	348,511
Total Liabilities and Shareholders' Equity	$487,825	$433,652

CONDENSED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
OPERATING INCOME			
Dividends from subsidiary	$24,000	$30,000	$32,000
Interest income	1,317	199	55
Other income	96	54	33
Total Operating Income	25,413	30,253	32,088
OPERATING EXPENSES			
Interest expense	5,726	4,311	3,625
Administrative and other expenses	1,134	892	787
Total Operating Expenses	6,860	5,203	4,412
Income Before Income Tax and Equity in Undistributed Net Income of Subsidiaries	18,553	25,050	27,676
Income tax benefit	(1,215)	(1,108)	(1,048)
Income Before Equity in Undistributed Net Income of Subsidiaries	19,768	26,158	28,724
Equity in undistributed net income of subsidiaries	39,299	37,193	34,171
Net Income	$59,067	$63,351	$62,895

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Net Income	$ 59,067	$ 63,351	$ 62,895
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES			
Deferred income tax benefit	(56)	(110)	(81)
Share based compensation	91	95	95
Accretion of discount on subordinated debt and debentures	145	144	144
(Increase) decrease in accrued income and other assets	1,857	(6,012)	788
Increase (decrease) in accrued expenses and other liabilities	(2,862)	5,205	159
Equity in undistributed net income of subsidiaries	(39,299)	(37,193)	(34,171)
Total Adjustments	(40,124)	(37,871)	(33,066)
Net Cash From Operating Activities	18,943	25,480	29,829
CASH FLOW USED IN INVESTING ACTIVITIES			
Purchases of interest bearing deposits - time	(80,000)	(115,000)	(160,000)
Maturity of interest bearing deposits - time	80,000	115,000	160,000
Net Cash Used In Investing Activities	—	—	—
CASH FLOW USED IN FINANCING ACTIVITIES			
Dividends paid	(19,327)	(18,565)	(18,155)
Proceeds from issuance of common stock	2,208	2,124	1,913
Share based compensation withholding obligation	(650)	(620)	(691)
Repurchase of common stock	(5,157)	(4,010)	(17,269)
Net Cash Used In Financing Activities	(22,926)	(21,071)	(34,202)
Net Increase (Decrease) in Cash and Cash Equivalents	(3,983)	4,409	(4,373)
Cash and Cash Equivalents at Beginning of Year	10,502	6,093	10,466
Cash and Cash Equivalents at End of Year	$ 6,519	$ 10,502	$ 6,093

NOTE 25 – REVENUE FROM CONTRACTS WITH CUSTOMERS

We account for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. We derive the majority of our revenue from financial instruments and their related contractual rights and obligations which for the most part are excluded from the scope of this topic. These sources of revenue that are excluded from the scope of this topic include interest income, net gains on mortgage loans, net gains (losses) on securities AFS, mortgage loan servicing, net and bank owned life insurance and were approximately 86.8%, 84.1% and 84.6% of total revenues at December 31, 2023, 2022 and 2021, respectively.

Material sources of revenue that are included in the scope of this topic include service charges on deposit accounts, other deposit related income, interchange income and investment and insurance commissions and are discussed in the following paragraphs. Generally these sources of revenue are earned at the time the service is delivered or over the course of a monthly period and do not result in any contract asset or liability balance at any given period end. As a result, there were no contract assets or liabilities recorded as of December 31, 2023 and 2022.

Service charges on deposit accounts and other deposit related income: Revenues are earned on depository accounts for commercial and retail customers and include fees for transaction-based, account maintenance and overdraft services. Transaction-based fees, which includes services such as ATM use fees, stop payment charges and

ACH fees are recognized at the time the transaction is executed as that is the time we fulfill our customer's request. Account maintenance fees, which includes monthly maintenance services are earned over the course of a month representing the period over which the performance obligation is satisfied. Our obligation for overdraft services is satisfied at the time of the overdraft.

Interchange income: Interchange income primarily includes debit card interchange and network revenues. Debit card interchange and network revenues are earned on debit card transactions conducted through payment networks such as MasterCard, NYCE (during 2021) and Accel. Interchange income is recognized concurrently with the delivery of services on a daily basis. Interchange and network revenues are presented gross of interchange expenses, which are presented separately as a component of non-interest expense.

Investment and insurance commissions: Investment and insurance commissions include fees and commissions from asset management, custody, recordkeeping, investment advisory and other services provided to our customers. Revenue is recognized on an accrual basis at the time the services are performed and generally based on either the market value of the assets managed or the services provided. We have an agent relationship with a third party provider of these services and net certain direct costs charged by the third party provider associated with providing these services to our customers.

Net (gains) losses on other real estate and repossessed assets: We record a gain or loss from the sale of other real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. If we were to finance the sale of other real estate to the buyer, we would assess whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction is probable. Once these criteria are met, the other real estate asset would be derecognized and the gain or loss on sale would be recorded upon the transfer of control of the property to the buyer. There were no other real estate properties sold during 2023, 2022 or 2021 that were financed by us.

Disaggregation of our revenue sources by attribute for the years ended December 31 follow:

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2023					
Retail					
Overdraft fees	$ 9,686	$ —	$ —	$ —	$ 9,686
Account service charges	2,162	—	—	—	2,162
ATM fees	—	1,636	—	—	1,636
Other	—	993	—	—	993
Business					
Overdraft fees	513	—	—	—	513
ATM fees	—	47	—	—	47
Other	—	414	—	—	414
Interchange income	—	—	13,996	—	13,996
Asset management revenue	—	—	—	1,861	1,861
Transaction based revenue	—	—	—	1,595	1,595
Total	$12,361	$3,090	$13,996	$3,456	$32,903

Reconciliation to Consolidated Statement of Operations:

Non-interest income - other:

Other deposit related income	$ 3,090
Investment and insurance commissions	3,456
Bank owned life insurance[1]	474
Other[1]	5,459
Total	$12,479

---

(1) Excluded from the scope of ASC Topic 606.

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2022					
Retail					
Overdraft fees	$10,090	$ —	$ —	$ —	$10,090
Account service charges	1,626	—	—	—	1,626
ATM fees	—	1,186	—	—	1,186
Other	—	972	—	—	972
Business					
Overdraft fees	572	—	—	—	572
ATM fees	—	29	—	—	29
Other	—	315	—	—	315
Interchange income	—	—	13,955	—	13,955
Asset management revenue	—	—	—	1,781	1,781
Transaction based revenue	—	—	—	1,117	1,117
Total	$12,288	$2,502	$13,955	$2,898	$31,643

Reconciliation to Consolidated Statement of Operations:

Non-interest income - other:

Other deposit related income	$ 2,502
Investment and insurance commissions	2,898
Bank owned life insurance[1]	360
Other[1]	4,977
Total	$10,737

_____

(1) Excluded from the scope of ASC Topic 606.

	Service Charges on Deposit Accounts	Other Deposit Related Income	Interchange Income	Investment and Insurance Commissions	Total
			(In thousands)		
2021					
Retail					
Overdraft fees	$ 8,431	$ —	$ —	$ —	$ 8,431
Account service charges	1,130	—	—	—	1,130
ATM fees	—	1,109	—	—	1,109
Other	—	819	—	—	819
Business					
Overdraft fees	609	—	—	—	609
ATM fees	—	24	—	—	24
Other	—	328	—	—	328
Interchange income	—	—	14,045	—	14,045
Asset management revenue	—	—	—	1,689	1,689
Transaction based revenue	—	—	—	914	914
Total	$10,170	$2,280	$14,045	$2,603	$29,098

Reconciliation to Consolidated Statement of Operations:

Non-interest income - other:

Other deposit related income	$2,280
Investment and insurance commissions	2,603
Bank owned life insurance[1]	567
Other[1]	3,942
Total	$9,392

---

[1] Excluded from the scope of ASC Topic 606.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly results of operations for the years ended December 31 follows:

| | Three Months Ended | | | |
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
2023				
Interest income	$53,936	$57,948	$62,432	$65,361
Net interest income	38,441	38,350	39,427	40,111
Provision for credit losses	2,160	3,317	1,350	(617)
Income before income tax	15,875	18,202	21,652	17,947
Net income	12,991	14,790	17,543	13,743
Net income per common share				
Basic	0.62	0.70	0.84	0.66
Diluted	0.61	0.70	0.83	0.65
2022				
Interest income	$34,741	$38,364	$44,925	$50,978
Net interest income	33,001	36,061	39,897	40,602
Provision for credit losses	(1,573)	2,379	3,145	1,390
Income before income tax	22,072	15,880	21,247	18,589
Net income	17,967	13,001	17,297	15,086
Net income per common share				
Basic	0.85	0.62	0.82	0.72
Diluted	0.84	0.61	0.81	0.71

QUARTERLY SUMMARY (UNAUDITED)

| | Reported Sales Prices of Common Shares | | | | | | Cash Dividends Declared | |
| | 2023 | | | 2022 | | | | |
	High	Low	Close	High	Low	Close	2023	2022
First quarter	$24.73	$16.45	$17.77	$26.00	$21.87	$22.00	$0.23	$0.22
Second quarter	19.33	14.90	16.96	22.59	17.87	19.28	0.23	0.22
Third quarter	21.35	16.45	18.34	21.87	18.38	19.10	0.23	0.22
Fourth quarter	26.99	16.90	26.02	24.97	19.00	23.92	0.23	0.22

We have approximately 1,200 holders of record of our common stock. Our common stock trades on the NASDAQ Global Select Market System under the symbol "IBCP." The prices shown above are supplied by NASDAQ and reflect the inter-dealer prices and may not include retail markups, markdowns or commissions. There may have been transactions or quotations at higher or lower prices of which we are not aware.

In addition to limitations imposed by the provisions of the Michigan Business Corporation Act (which, among other things, limits us from paying dividends to the extent we are insolvent), our ability to pay dividends is limited by our ability to obtain funds from our Bank and by regulatory capital guidelines applicable to us (see note #20).

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